Exhibit 99.1
Annual Information Form
2010
March 28, 2011

Table Of Contents

Currency	1
Basis Of Presentation	1
Note Regarding Forward-Looking Information	1
Note To United States Investors Concerning Estimates Of Measured, Indicated And Inferred Resources	2
Incorporation and Subsidiaries	3
General Development of the Business
Three-Year Highlights	4
Denison’s Business
Overview	10
Marketing	12
Operations
McClean Lake	15
Mining Equipment Development Program	18
Midwest Project Development	19
White Mesa Mill	20
Alternate Feed Materials	22
U.S. Mines	23
Ore Purchase and Toll Milling	31
Mineral Properties
Summary of Reserves and Resources	32
McClean Lake	37
Midwest	42
Phoenix Deposit at the Wheeler Property	48
Henry Mountains Complex	55
Arizona Strip	61
Colorado Plateau	68
Gurvan Saihan Joint Venture	68
Mutanga Project	76
Mineral Exploration
General	81
McClean Lake	82
Midwest	82
Wolly	82
Waterfound	83
Moore Lake	83
Wheeler River	83
Park Creek	84
Bell Lake Joint Venture	85
Huard-Kirsch	85
Murphy Lake Project	85
Hatchet Lake Project	85
Turkey Lake	86
Bachman Lake Project	86
Crawford Lake Project	87
Brown Lake Project	87
Ford Lake Project	87
Jasper Lake Project	87
Stevenson River Project	88
Ahenakew Lake Project	88
North Wedge Project	88
JNR Operated Projects	88
Gold Property	88
U.S. Properties	88
Mongolia	89
Mutanga	91
Quality Assurance and Quality Control Procedures and Protocols	92
Manager of UPC	100
Denison Environmental Services	100
Environmental and Safety Matters
Canada	101
United States	102
Mongolia	103
Zambia	103
Employees	103
Government Regulation
Canadian Uranium Industry	103
U.S. Uranium Industry	104
Land Tenure	105
Canadian Royalties	106
Canadian Income and Other Taxes	107
U.S. Income and Other Taxes	107
Other International Income Taxes	107
Risk Factors	108
Description of Securities
Common Shares	117
Warrants	118
Dividend Policy	118
Market For Securities	118
Directors and Officers
directors	119
executive officers	120
Standing Committees
the Audit Committee	122
Other Board committees	124
corporate governance	124
Legal and regulatory Proceedings	124
Interest of Management and Others in Material Transactions	126
Registrar and Transfer Agent	127
Material Contracts	127
Names and Interests of Experts	129
Additional Information	130

Exhibit 1 — Organizational structure

Schedule A
Audit Committee Mandate and Charter

Schedule B
Glossary of Terms

Currency
All amounts stated in this Annual Information Form (“AIF”) are in United States dollars, unless otherwise indicated.
Basis of Presentation
Financial information is presented in accordance with Canadian generally accepted accounting principles. Differences between generally accepted accounting principles in Canada and in the United States, as applicable to Denison Mines Corp. (“Denison” or the “Company”), are explained in Note 27 in the audited consolidated financial statements of the Company as at and for the year ended December 31, 2010, which note is incorporated herein by reference.
Note Regarding Forward-Looking Information
Certain information contained in this AIF and certain documents incorporated by reference herein constitute forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Denison.
The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking information. This information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct, and such forward-looking information included in, or incorporated by reference into, this AIF should not be unduly relied upon. This information speaks only as of the date of this AIF.
In particular, this AIF may contain forward-looking information pertaining to the following:
•	the estimates of Denison’s mineral reserves and mineral resources;

•	estimates regarding Denison’s uranium and vanadium production levels and sales volumes;
•	Denison’s capital expenditure program, estimated production costs, exploration and development expenditures and reclamation costs;

•	expectations of market prices and costs;

•	supply and demand for uranium and vanadium;

•	possible impacts of litigation and regulatory actions on Denison;
•	exploration, development and expansion plans and objectives;
•	Denison’s expectations regarding additions to its mineral reserves and resources through acquisitions and development; and
•	receipt of regulatory approvals, permits and licences and treatment under governmental regulatory regimes.

Denison’s actual results could differ materially from those anticipated in this forward-looking information as a result of the following and as a result of the risk factors set forth below and elsewhere in this AIF:
•	global financial conditions;

•	volatility in market prices for uranium and vanadium;

•	the market price of Denison’s securities;

•	ability to access capital;

•	changes in foreign currency exchange rates and interest rates;

•	liabilities inherent in mining operations;

•	uncertainties associated with estimating mineral reserves and resources and production;
•	uncertainty as to reclamation and decommissioning liabilities;
•	failure to obtain industry partner, government and other third party consents and approvals, when required;
•	delays in obtaining permits and licences for development properties;
•	competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel;
•	public resistance to the expansion of nuclear energy or uranium mining;
•	uranium industry competition and international trade restrictions;
•	incorrect assessments of the value of acquisitions;

•	geological, technical and processing problems;
•	the ability of Denison to meet its obligations to its creditors;
•	actions taken by regulatory authorities with respect to mining activities
•	the potential influence of, or reliance upon, its business partners;
•	the adequacy of insurance coverage; and
•	the other factors discussed under “Risk Factors” in this AIF.
These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the mineral reserves and mineral resources described can be profitably produced in the future.
The forward-looking information contained in this AIF are expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this AIF to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.
Note To United States Investors Concerning
Estimates Of Measured, Indicated And Inferred Resources
This AIF uses the terms “measured,” “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

The definitions of certain technical terms used in this AIF are set forth in Schedule B — Glossary of Technical Terms.
This AIF is dated March 28, 2011. Except as otherwise indicated, the information contained in this AIF is stated as at December 31, 2010.
Incorporation And Subsidiaries
Incorporation
Denison, formerly International Uranium Corporation (“IUC”), was formed by articles of amalgamation effective May 9, 1997 pursuant to an amalgamation under the Ontario Business Corporations Act (the “OBCA”). On December 1, 2006, IUC and Denison Mines Inc. (“DMI”) combined their business operations by way of arrangement under the OBCA (the “Denison Arrangement”). Pursuant to the Denison Arrangement, DMI amalgamated with a subsidiary of IUC, 2113537 Ontario Inc. (“IUC Subco”). The amalgamated companies continued as “Denison Mines Inc.” Under the Denison Arrangement, IUC acquired all of the shares of the newly amalgamated DMI in exchange for IUC shares on the basis of 2.88 IUC shares for each DMI share. Effective December 1, 2006, IUC’s articles were amended to change its name to “Denison Mines Corp.”
The registered and head office of Denison is located at Atrium on Bay, Suite 402, 595 Bay Street, Toronto, Ontario, M5G 2C2, Canada. Denison’s website address is www.denisonmines.com.
Denison is a reporting issuer in all of the Canadian provinces. Denison’s common shares (the “Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the NYSE Amex LLC (“NYSE Amex”) under the symbol “DNN.”
The Common Shares are registered under the United States Securities Exchange Act of 1934, as amended, and Denison files periodic reports with the United States Securities and Exchange Commission.
Subsidiaries
The Company conducts its business through a number of subsidiaries. A diagram depicting the organizational structure of the Company and its subsidiaries, including the name, country of incorporation and proportion of ownership interest is included as Exhibit 1 to this AIF.
All of the Company’s U.S. assets are held directly or indirectly through the Company’s wholly-owned subsidiary Denison Mines Holdings Corp. (“DMH”). DMH holds its uranium mining and milling assets through a series of Colorado limited liability companies, as follows:
•	the White Mesa mill, a 2,000-ton per day uranium and vanadium processing plant near Blanding, Utah through Denison White Mesa LLC;
•	the Colorado Plateau mines, straddling the Colorado and Utah border, through Denison Colorado Plateau LLC;
•	the Arizona Strip properties through Denison Arizona Strip LLC;

•	the Henry Mountains uranium complex in southern Utah and other exploration properties through Denison Henry Mountains LLC; and
•	miscellaneous properties through Denison Properties LLC.
All of the U.S. properties are operated by Denison Mines (USA) Corp., a wholly-owned subsidiary of DMH.
The Company’s 70% interest in the Gurvan Saihan Joint Venture in Mongolia is held through Denison Mines (Mongolia) Ltd, which is wholly owned by Denison Mines (Bermuda) I Ltd., a wholly-owned subsidiary of the Company. The remaining interests in this joint venture are held by the Mongolian Government and Geologorazvedka, a Russian entity, as to 15% each.
Denison’s Mutanga project in Zambia is held through a wholly-owned subsidiary of OmegaCorp Limited (“OmegaCorp”), which, in turn, is a wholly-owned subsidiary of the Company. Denison acquired this project in 2007 when it acquired OmegaCorp.
The Company’s Canadian uranium exploration properties are held directly, except those properties which belonged to DMI prior to the Denison Arrangement; these are still held through DMI. DMI is a wholly-owned subsidiary of the Company. It holds a 22.5% interest in the McClean Lake project and a 25.17% interest in the Midwest project, both of which are operated by Denison’s joint venture partner, AREVA Resources Canada Inc. (“ARC”), a subsidiary of the AREVA Group (“AREVA”). It also holds a 60% interest in, and is the operator of, the Wheeler River project, host of the Phoenix deposit.
General Development Of The Business
Three-Year Highlights
2008
During 2008, the spot price and long term-price for uranium (“U3O8”) decreased significantly compared to 2007 prices. The spot price decreased from $90.00 per pound at December 31, 2007 to as low as $44.00 per pound in October 2008, and ended the year at $53.00 per pound. The long-term price for U3O8 also decreased from $95.00 per pound at December 31, 2007 to $70.00 per pound in October 2008 and remained at that level through year end.
In February, Denison announced an independent resource estimate on the Midwest A deposit (formerly called the Mae Zone) on the Midwest joint venture property in the Athabasca Basin of northern Saskatchewan. The resource estimate was prepared by Geostat Systems International Inc. (“Geostat”) in accordance with the requirements of National Instrument 43-101 — Standards of Disclosure for Mineral Projects, Companion Policy 43-101CP and Form 43-101F (collectively, “NI 43-101”) of the Canadian Securities Administrators. The report identified indicated mineral resources for the Midwest A deposit of 5.8 million pounds of U3O8 (the Company’s share, 1.5 million pounds) at an average grade of 0.57% U3O8 and inferred mineral resources containing 4.3 million pounds (the Company’s share, 1.1 million pounds) at an average grade of 21.2% U3O8 based on a 0.05% eU (or 0.06% U3O8) cut-off grade. See “Denison’s Business — Mineral Properties — Midwest.”
In April, Denison purchased 5,465,000 units of Uranerz Energy Corporation (“Uranerz”), each unit consisting of one common share and one-half of one common share purchase warrant, for $2.40 per unit or $13,116,000. Denison subsequently divested its holdings in Uranerz in 2010.

During 2008, Denison completed a major refurbishment of its White Mesa mill and an expansion of its tailings capacity. Processing of conventional ore began on April 28, 2008. Production of vanadium began in July 2008 following completion of the refurbishment of the vanadium circuit.
In June, Denison entered into a credit agreement with The Bank of Nova Scotia (the “Credit Facility”), which provided the Company with a $125,000,000 revolving term credit facility. The Credit Facility is repayable in full on June 30, 2011. The borrower under the Credit Facility is DMI, and the Company has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and the Midwest projects. In addition, each of the Company’s material U.S. subsidiaries has provided an unlimited full recourse guarantee secured by a pledge of all of its shares and a first priority security interest in its present and future personal property. The Credit Facility was subsequently amended later in 2008 and 2009.
Denison Environmental Services (“DES”), a division of DMI, was awarded a three-year contract with the Yukon Government for care and maintenance at the Faro Mine Complex in the Yukon Territory.
In November, the Company and its partners in the Midwest joint venture determined that the development of the Midwest project would be postponed due to economic conditions, delays and uncertainties associated with the regulatory approval process and the increasing capital and operating costs. At the same time, the Company announced that production at Denison’s Tony M mine located in Ticaboo, Utah would be placed on stand-by due to economic conditions.
In December, Denison closed an underwritten private placement offering of 7,275,000 Common Shares at a price of Cdn$1.10 per share for gross proceeds of Cdn$8,002,500. The Common Shares were issued on a “flow-through” basis for the purposes of the Income Tax Act (Canada).
Denison’s production in 2008 was 1,616,000 pounds of U3O8 and 1,223,000 pounds of vanadium pentoxide (“V2O5”).
2009
Spot prices began the year at $53.00 per pound U3O8 but remained under downward pressure hitting the year’s low of $40.00 in the first week of April. Prices peaked at $54.00 near the end of June then remained volatile over the rest of the year ranging from the low $40s to the low $50s ending the year at $44.50. The long-term price gradually declined during the year from $70.00 to end the year at $62.00.
In January, Denison issued 28,750,000 Common Shares at a price of Cdn$1.65 per share in an underwritten public offering for gross proceeds of Cdn$47,437,500.
In March, Denison announced that it had received independent estimates of mineral resources on its Mutanga project in Zambia prepared by CSA Global (UK) Pty Ltd. (“CSA Global”), which was retained to independently review and audit the mineral resources in accordance with the requirements of NI 43-101. For the Mutanga deposit, the report identified measured resources of 1.9 million tonnes at 481 ppm U3O8 for 1,992,000 pounds U3O8, indicated mineral resources of 8.4 million tonnes at 314 ppm U3O8 for 5,817,000 pounds, and inferred mineral resources of 7.23 million tonnes at 206 ppm U3O8 for 3,287,000 pounds U3O8. For the Dibwe deposit, the report identified an inferred mineral resource containing 9.0 million pounds at an average grade of 234 ppm U3O8 based on a 100 ppm U3O8 cut-off grade. In addition, inferred mineral resources of 400,000 pounds U3O8 for the Mutanga Extension, 100,000 pounds for the Mutanga East deposit and 400,000 pounds U3O8 for the Mutanga West deposit, based on a 200 ppm U3O8 cut-off, were reported. See “Denison’s Business — Mineral Properties — Mutanga Project.”

In March, Denison announced that it was placing the Rim and Sunday mines on stand-by. The Company also announced that the White Mesa mill would suspend processing of conventional ore in 2009 once it had reached production of 500,000 pounds U3O8, unless new sales contracts were signed.
Also in March, Denison announced that it had received independent estimates of mineral resources at its Tony M and Southwest deposits, which are part of the Henry Mountains complex in southeastern Utah. Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”), which was retained to independently review and audit the mineral resources in accordance with the requirements of NI 43-101, reported an indicated mineral resource of 8.1 million pounds U3O8 and an inferred mineral resource of 2.8 million pounds at a cut-off of 0.10% eU3O8. See “Denison’s Business — Mineral Properties — Henry Mountains Complex.”
In April, Denison entered into a new long-term contract for the sale of 1,000,000 pounds U3O8 over five years from its production facilities in the United States and Canada.
Denison’s Chief Executive Officer, E. Peter Farmer, retired effective April 30, 2009. Lukas H. Lundin, then the chairman of Denison’s Board of Directors, was appointed as interim Chief Executive Officer on that date.
In May, Dr. James Gill was appointed as a director of Denison and as the Chairman of Denison’s Board. In conjunction with this appointment, Denison completed a private placement of 675,000 Common Shares to Dr. Gill on a “flow through” basis under the Income Tax Act (Canada) at a price of Cdn$2.18 per share. At the same time, Mr. Ron Hochstein, previously the President and Chief Operating Officer, was appointed as President and Chief Executive Officer of Denison and Mr. Lundin resigned as Chairman and Chief Executive Officer.
In June, Denison and Northern Continental Resources Inc. (“Northern”) entered into an agreement for the proposed acquisition of all of the shares of Northern by way of a plan of arrangement under the Business Corporations Act (British Columbia). Because of Denison’s refusal to match a competing offer from a third party which was determined to be superior to Denison’s offer, Northern terminated its agreement with Denison in July and paid Denison a termination fee of approximately Cdn$450,000.
In June, pursuant to a subscription agreement with Denison (the “KEPCO Subscription Agreement”), Korea Electric Power Corporation (“KEPCO”) purchased 58,000,000 Common Shares at a price of Cdn$1.30 per share on a private placement basis, for gross proceeds of Cdn$75,400,000. Under the same agreement, certain entities affiliated with Mr. Lundin acquired 15,000,000 Common Shares at a price of Cdn$1.30 per share, for additional gross proceeds of Cdn$19,500,000. After this transaction, KEPCO became Denison’s largest shareholder, holding approximately 17% of the outstanding Common Shares at the time.
Concurrent with the execution of the KEPCO Subscription Agreement, Denison entered into two other significant arrangements with KEPCO. First, Denison entered into a new uranium offtake agreement with KEPCO and certain of its affiliates (the “KEPCO Offtake Agreement”). The KEPCO Offtake Agreement provides for the delivery of 20% of Denison’s annual uranium production (±10%), but not less than 350,000 pounds U3O8 per year (±10%) from 2010 to 2015.

Second, Denison and KEPCO entered into a strategic relationship agreement (the “KEPCO SRA”) providing for a long-term collaborative business relationship between the parties. Under the KEPCO SRA, KEPCO is permitted to require Denison to nominate two persons designated by KEPCO for election as directors at any shareholder meeting of the Company where directors are to be elected, so long as KEPCO holds at least 15% of the outstanding Common Shares (or one director if KEPCO holds between 5% and 15%). Accordingly, Mr. Joo-Ok Chang became a director on June 23 as the first of KEPCO’s nominees. The KEPCO SRA also provides KEPCO with a right of first offer if Denison intends to sell any of its substantial assets. Similarly, the agreement provides KEPCO with a right to participate in certain purchases of substantial assets which Denison proposes to acquire. Finally, the KEPCO SRA provides KEPCO with the right to participate in future offerings of Common Shares of a certain size in order to preserve its equity position in the Company. See “Risk Factors — Potential Influence of KEPCO” and “Directors and Officers — Conflicts of Interest”.
In June, Denison closed an underwritten public offering of 40,000,000 Common Shares at an issue price of Cdn$2.05 per share for aggregate gross proceeds of Cdn$82,000,000.
In June, the new alternate feed circuit at the White Mesa mill was completed.
In August, the Athabasca Regional Government (“ARG”) filed an Application for Judicial Review of the decision to renew the McClean Lake Canadian Nuclear Safety Commission (“CNSC”) licence with the Canadian Federal Court. The ARG is comprised of the Athabasca Denesuline First Nations of Fond du Lac, Black Lake and Hatchet Lake and the provincial communities of Camsell Portage, Uranium City, Stony Rapids and Wollaston Lake. ARG challenged the legality of the renewed licence primarily on the basis of issues related to the Federal and Provincial Government’s duty to consult with aboriginal people.
In August, new estimates of mineral resources for the Company’s EZ1 and EZ2 deposits in the Arizona Strip District in the United States were received from Scott Wilson RPA, which was retained to independently review and audit the mineral resources in accordance with the requirements of NI 43-101. The report identified inferred mineral resources for the EZ1 deposit containing 1.127 million pounds of U3O8 and for the EZ2 deposit of 0.978 million pounds of U3O8 based on a 0.2% eU3O8 cut-off grade. See “Denison’s Business — Mineral Properties — Arizona Strip.”
In November, Denison announced a production decision for the Arizona 1 deposit. See “Denison’s Business — Mineral Properties — Arizona Strip.”
Over the course of the year, Denison reported continuing exploration successes on the Phoenix deposit at its 60% owned Wheeler River project. See “Denison’s Business — Mineral Exploration — Wheeler River”.
In December, the Company amended the Credit Facility by reducing the facility amount to $60,000,000 and modifying certain financial covenants.
At the end of the year, Denison and its McClean Lake joint venture partners decided that the McClean Lake mill would be placed on standby under active care and maintenance following the milling of the stockpiled ore.
Denison’s production for 2009 was 1,426,000 pounds of U3O8 and 501,000 pounds of V2O5.
2010
In 2010, the spot price and long-term prices for U3O8 remained weak for the first half of the year. The spot price remained in the $40.00 to $44.00 per pound range until July when it started its steady rise. By the end of the year, the spot price had recovered to $62.50 per pound U3O8. By comparison, the long-term uranium price saw little movement over 2010. From its start in January at $62.00, the long-term price fluctuated slightly throughout 2010 and closed the year at $65.00 per pound U3O8.

Dr. James Gill resigned as Chairman of the Board and as a director of the Company in February. Mr. Lundin was reappointed as Chairman at that time. Mr. Tae Wan Kim was appointed as director in May, as KEPCO’s second nominee to the Board of Directors in accordance with the requirements of the KEPCO SRA.
In June, the United States District Court for the District of Arizona denied a motion for a preliminary injunction filed by the Center for Biological Diversity, Grand Canyon Trust, Sierra Club, Kaibab Band of Paiute Indians of the Kaibab Indian Reservation, and Havasupai Tribe to halt operations at Denison’s Arizona 1 mine. See “Legal Proceedings.”
During the first six months of 2010, the McClean Lake mill processed stockpiled ore from the Sue E, Sue B, Sue A and McClean North deposits. The mill stopped processing new ore feed at the end of June, having processed all of the Sue E and Sue A ore. The final circuit clean out was completed in October. The mill was put on active care and maintenance for the remainder of 2010 and is scheduled to remain so throughout 2011 and into 2012.
In September, the Canadian Federal Court dismissed the Application for Judicial Review of the decision to renew the McClean Lake licence filed by ARG in 2009. ARG had challenged the legality of the renewed licence primarily on the basis of issues related to the Federal and Provincial government’s duty to consult with aboriginal people. In October, the applicants filed a Notice of Appeal to the Federal Court of Appeal. See “Legal Proceedings”.
Throughout 2010, Denison continued to report significant results on the Phoenix deposit at Wheeler River. During its summer drill program, Denison, the operator of the Wheeler River project, discovered two new mineralized zones at the northeast and southwest edges of the Phoenix trend, bringing the total known mineralization at the Phoenix deposit to four zones.
In November, initial estimates of mineral resources at Zones A and B at the Phoenix deposit at the Wheeler River project were received from SRK Consulting (Canada) Inc. (“SRK”), which was retained to independently review and audit the mineral resources in accordance with the requirements of NI 43-101. The report estimated indicated mineral resources at Zone A containing 35.64 million pounds (the Company’s share, 21.38 million pounds) at an average grade of 18.0% U3O8 and inferred mineral resources at Zone B containing 3.81 million pounds (the Company’s share, 2.29 million pounds) at an average grade of 7.3% U3O8 based on a cut-off grade of 0.8% U3O8. See “Denison’s Business — Mineral Properties — Phoenix Deposit at the Wheeler Property”.
In December, the Company closed an underwritten private placement (the “2010 Offering”) of 25,000,000 special warrants (the “Special Warrants”), at a price of Cdn$2.45 per Special Warrant, and 1,400,000 special warrants issued on a “flow-through” basis under the Income Tax Act (Canada) (the “FT Special Warrants”), at a price of Cdn$3.00 per FT Special Warrant. The Offering raised aggregate gross proceeds for the Company of Cdn$65,450,000. Each Special Warrant and FT Special Warrant entitled the holder thereof to receive one Common Share upon exercise. On December 20, the Company filed and obtained a receipt for its final short form prospectus qualifying for distribution in Ontario, Alberta, British Columbia and Nova Scotia the Common Shares issuable upon the exercise of the Special Warrants and the FT Special Warrants. The issuance of this receipt resulted in a deemed exercise of all of the Special Warrants and FT Special Warrants for no additional consideration, and as a result, an aggregate of 26,400,000 Common Shares were issued to holders of the Special Warrants and FT Special Warrants on December 23, 2010.

In accordance with the KEPCO SRA, KEPCO was entitled, but was not required, to subscribe for additional Common Shares in an amount that would have allowed it to maintain its existing shareholding level in Denison after the 2010 Offering. KEPCO refrained from subscribing for additional Common Shares under this right and, as a result, KEPCO’s interest in Denison dropped to approximately 15.8%.
Denison’s uranium production in 2010 was 1.4 million pounds U3O8 from its U.S. operations and its 22.5% share of production from the McClean Lake operation in the Athabasca basin in Canada. Vanadium production totalled 2.3 million pounds V2O5 from Denison’s White Mesa mill in Utah.
Uranium sales in 2010 totalled 1.8 million pounds U3O8 at an average realized price of $47.67 per pound U3O8. Vanadium sales in 2010 sales were 2.4 million pounds V2O5 equivalent, at an average realized price of $6.33 per pound V2O5.
2011 — Recent Developments
On February 22, Denison entered into a Bid Implementation Agreement with White Canyon Uranium Limited (“White Canyon”) under which Denison agreed to make a takeover offer to acquire 100% of the issued and outstanding shares of White Canyon at a price of AU$0.24 per share for a total consideration of approximately AU$57.0 million (the “White Canyon Acquisition”).
Denison’s offer for White Canyon is subject to a number of conditions, including the requirement that Denison acquires at least 90% of White Canyon’s share capital on issue during, or at the end of, the offer period, receipt of all necessary regulatory approvals and there being no material adverse change or prescribed occurrence in respect of White Canyon. Denison is entitled to vary the terms of its offer, subject to applicable law. Denison expects that the White Canyon Acquisition will be completed in the second quarter of 2011.
White Canyon is a Perth, Western Australia headquartered company, with listings on both the Australian Securities Exchange and the TSX Venture Exchange. White Canyon’s U.S. operations are based in Moab, Utah and its holdings comprise 100% interests in the Thompson, Daneros, Lark Royal, Geitus, Blue Jay and Marcy Look Projects, covering approximately 15,500 acres in the Red Canyon district, Southern, Utah. White Canyon commenced uranium production in December 2009 from its 100% owned Daneros Uranium Mine, which uranium is currently processed at Denison’s nearby White Mesa mill pursuant to a toll milling arrangement. See “Denison’s Business — Operations — White Mesa Mill”.
At 2:46 p.m. on March 11, 2011, a powerful earthquake, measuring a magnitude of 9.0 on the Richter scale, struck off the northeast coast of Japan near the city of Sendai. A tsunami, reportedly in excess of 10 metres high, then slammed Japan’s Pacific Ocean coast which hosts four nuclear power plants with 14 reactors. The first signs of a serious nuclear incident occurred at the Fukushima Daiichi plant after automatic emergency shutdown when off-site electrical power was lost and the emergency core cooling system failed because the emergency diesel generators were knocked out by the tsunami. Without the capacity to deliver more water to the reactor core, the temperature of the fuel rods soon exceeded the design specifications and the rods began to fail breaching the first line of defence from the release of radioactive materials. Efforts have continued to restore power and regain operation of the core cooling system but, at the date of this AIF, the situation is still serious and some radioactivity has been released into the environment. Spot U3O8 prices reacted quickly to news of this nuclear incident dropping from the high $60s to below $50 per pound U3O8 before recovering to the low $60s at the date of this AIF.

On March 15, Denison issued 18,300,000 Common Shares at a price of Cdn$3.55 per share in an underwritten public offering for gross proceeds of Cdn$64,965,000 (the “2011 Offering”). In accordance with the KEPCO SRA, KEPCO was entitled, but was not required, to subscribe for additional Common Shares in an amount that would have allowed it to maintain its existing shareholding level in Denison after the 2011 Offering. KEPCO refrained from subscribing for additional Common Shares under this right and, as a result, KEPCO’s interest in Denison dropped to approximately 15.08%.
In March, estimates of mineral resources for the Hairhan property were received from Roscoe Postle Associates Inc. (“RPA Inc.”) which was retained to independently review and audit the mineral resources in accordance with the requirements of NI 43-101. The report estimated indicated mineral resources containing 19.780 million pounds (the Company’s share, 13.846 million pounds) at an average grade of 0.062%U and inferred mineral resources containing 5.811 million pounds (the Company’s share, 4.068 million pounds) at an average grade of 0.040%U, based on a cut-off grade of 0.02% U. See “Denison’s Business — Mineral Properties — Gurvan Saihan Joint Venture”.
Denison’s Business
Overview
Denison is engaged in uranium exploration, development, mining and milling with uranium mining projects in both the United States and Canada and development projects in Canada, the United States, Zambia and Mongolia. Denison’s assets include an interest in two of the four licensed conventional uranium mills in North America, with its 100% ownership of the White Mesa mill in Utah and its 22.5% ownership of the McClean Lake mill in Saskatchewan. Denison also produces vanadium as a co-product from some of its mines in Colorado and Utah and recycles uranium-bearing waste materials, referred to as “alternate feed materials”, for the recovery of uranium, alone or in combination with other metals, at its White Mesa mill.
The Company entered the uranium industry in May 1997 by acquiring substantially all of the uranium producing assets of Energy Fuels Ltd., Energy Fuels Exploration Company and Energy Fuels Nuclear, Inc. (collectively, “EFN”). EFN was a uranium producer with properties in the United States and Mongolia. EFN went bankrupt in 1995 and ceased to carry on business at that time. The Company acquired EFN’s uranium assets as part of EFN’s bankruptcy proceedings.
The EFN assets acquired included several developed mines that were shut down, several partially developed properties and exploration properties within the states of Colorado, Utah, Arizona, Wyoming and South Dakota, as well as the 2,000 ton per day White Mesa mill near Blanding, Utah. In addition to the U.S. properties, the Company also acquired a 70% interest in the Gurvan Saihan Joint Venture with the Government of Mongolia and a Russian entity to explore for uranium in Mongolia.
Due to deteriorating commodity prices at the time and other factors, the Company ceased its uranium mining and exploration activities in 1999, shut down all of its mines and suspended its Mongolian uranium joint venture activities. The Company also sold its uranium property in Wyoming and released its properties in South Dakota.
As a result of subsequent increases in uranium prices, the Company acquired and staked uranium exploration properties in Canada and commenced exploration on a number of those properties. The Company also recommenced its uranium exploration program in Mongolia. In addition, the Company purchased uranium properties in the U.S. and recommenced U.S. mining activities.

In December 2006, the Company combined its business and operations with DMI by way of the Denison Arrangement whereby DMI became a wholly-owned subsidiary of the Company. DMI or its predecessor companies have been in the uranium exploration, development, mining and milling business since 1954. As a result of the combination, the Company, through DMI, holds a 60% interest in the Wheeler River uranium project, a 22.5% interest in the McClean Lake uranium project, a 25.17% interest in the Midwest uranium project in northern Saskatchewan, interests in a number of exploration properties for uranium and other minerals and DES. DES provides services such as ongoing monitoring of closed mine sites, effluent treatment and maintenance services and hazardous material abatement. See “Denison Environmental Services”.
The Company, through DMI, is also the manager of Uranium Participation Corporation (“UPC”). UPC is an investment holding company which invests substantially all of its assets in uranium, either in the form of U3O8 or uranium hexafluoride (“UF6”), with the primary investment objective of achieving appreciation in the value of its uranium holdings. See “Manager of UPC”.
The Company’s principal assets as at December 31, 2010 include the following:
In the United States:
•	the White Mesa mill, a 2,000 ton per day uranium and vanadium processing plant near Blanding, Utah;
•	the Arizona Strip uranium properties, in north central Arizona;
•	the Colorado Plateau uranium/vanadium properties, straddling the southwestern Colorado and southeastern Utah border;
•	the Henry Mountains Complex uranium properties, in south central Utah; and
•	uranium sales contracts, alternate feed processing contracts, toll milling agreements and joint venture agreements.
In Canada:
•	22.50% interest in the McClean Lake uranium processing facility and uranium deposits in northern Saskatchewan;
•	25.17% interest in the Midwest uranium project, including the Midwest and the Midwest A deposits, Saskatchewan;
•	60% interest in the Wheeler River project including the Phoenix deposit, Saskatchewan;
•	75% interest in the Moore Lake property, Saskatchewan;
•	49% interest in the Park Creek property, Saskatchewan;
•	22.5% interest in the Wolly project, Saskatchewan;
•	various wholly-owned and joint ventured exploration properties in the Athabasca Basin, Saskatchewan;
•	management services agreement with UPC; and
•	environmental services business (DES);
In Mongolia:
•	70% interest in the Gurvan Saihan Joint Venture, which holds 181,574 hectares of uranium exploration properties in Mongolia.
In Zambia:
•	100% interest in the Mutanga uranium project, which holds two mining licences totalling 457,300 hectares in the southern part of Zambia.

Marketing
The Uranium Industry
Nuclear power capacity and power generation is growing significantly, while uranium production is struggling to catch up after many years of low prices and limited exploration for new deposits required to support the growth of nuclear power and to replace depleting ore bodies. As a result, there is a tight long-term supply-demand balance which can be expected to continue for the foreseeable future. Prices must rise to higher, sustained levels to support the new mines required to meet the increasing demand.
Uranium Demand
As reported by The World Nuclear Association, there are currently 443 nuclear reactors operating worldwide in 29 countries, generating 377.8 gigawatts of electricity and supplying 14% of the world’s electrical requirements. Of greater significance, 62 nuclear reactors are under construction in 14 countries with the principal drivers of this expansion being China, India, South Korea and Russia, which have a total of 47 reactors under construction. China, in particular, has a very aggressive new build program underway. By 2020, it is estimated that there will be 585 nuclear reactors in operation worldwide, supplying 535.0 gigawatts. This would represent an increase in the number of reactors of over 32% in only 10 years, with 11 new countries joining the nuclear family.
Nuclear reactors are very capital intensive; therefore economics dictate that they need to be operated to the maximum as base-load power. As a consequence, demand for uranium is nearly non-elastic. Ux Consulting (“UxCo”) has estimated in its “Uranium Market Outlook — Q1 2011”, that uranium demand will grow from 185.2 million pounds of U3O8 in 2010 to 250.3 million pounds in 2020.
While long-term demand is steadily growing, short-term demand is affected in large part by utilities’ uncovered requirements. Utilities normally purchase the majority of their fuel requirements under long-term contracts. To the extent that they have uncovered demand in the near term, they will purchase on the spot market which in turn affects the spot price. Currently, the level of uncovered demand is relatively low, so utility buying is purely discretionary and price driven.
Primary Uranium Supply
Uranium supply is the biggest variable in the supply-demand equation. During the time that the accumulated inventories from over production in the 1970s were being drawn down, primary mine production accounted for only approximately 50% of demand. A number of new mines, primarily in Kazakhstan and Africa, have been brought into production over the last few years while others are in various stages of development. However, production still only accounts for approximately 75% of demand and many more mines are required to meet the increasing future demand and to replace mines that are being depleted.
UxCo has estimated in its “Uranium Market Outlook — Q1 2011” that existing mine production plus new planned and potential mine production will increase primary uranium supply from an estimated 139.6 million pounds in 2010 to 246.5 million pounds in 2020, falling short of expected demand of 250.3 million pounds per year. The principal drivers for the increase in primary mine production are expected to be Kazakhstan, which is projected to increase production by over 40% between 2010 and 2020 and new, low-grade mines in Africa. However prices will need to increase appreciably to support the additional higher cost production required to meet these production forecasts.

Secondary Uranium Supply
Every year since 1985, world primary production has been less than uranium consumption and now supplies only approximately 75% of demand. The balance of demand is supplied from secondary sources such as remaining excess commercial inventories, reprocessing of spent fuel, inventories held by governments and the downblending of highly-enriched uranium (“HEU”) from nuclear weapons programs. By far, the most significant of the secondary supplies currently is the 18 to 24 million pounds per year being provided from the HEU downblending program. The HEU program is scheduled to terminate at the end of 2013. The supply gap created by this termination will need to be made up from new primary mine production.
Excess commercial inventories, which were once one of the major sources of secondary supplies during the period from the early 1970s to the early 2000s, have largely been consumed. The disposition of government inventories held by the United States and Russia will have a market impact over the next 10 to 20 years; however, the rate and timing of this material entering the market is uncertain.
Reprocessing of spent fuel is another source of secondary supply but is expected to satisfy only 3 to 4% of demand. Expansion of this secondary source would require major investments in facilities which could only be supported by a significant increase in long-term prices.
In its “Uranium Market Outlook — Q1 2011”, UxCo has estimated that secondary sources of supply will fall from 50 million pounds to 19 million pounds per year from now to 2020.
Uranium Prices
Most of the countries that use nuclear-generated electricity do not have a sufficient domestic uranium supply to fuel their nuclear power reactors, and their electric utilities must secure their required uranium supply by entering into medium-term and long-term contracts with foreign uranium producers and other suppliers. These contracts usually provide for deliveries to begin two to four years after they are signed and provide for four to ten delivery years. In awarding medium-term and long-term contracts, electric utilities consider, in addition to the commercial terms offered, the producer’s uranium reserves, record of performance and costs, all of which are important to the producer’s or supplier’s ability to fulfill long-term supply commitments. Prices are established by a number of methods, including base prices adjusted by inflation indices, reference prices (generally spot price indicators, but also long-term reference prices) and annual price negotiations. Contracts may also contain floor prices, ceiling prices and other negotiated provisions. Under these contracts, the actual price mechanisms are usually confidential. Electric utilities procure their remaining requirements through spot and near-term purchases from uranium producers and other suppliers, including other utilities holding excess inventory and from governments.
The long-term price ranged from $62.00 per pound at December 31, 2009, to a low of $58.00 in March 2010, to $65.00 per pound U3O8 at December 31, 2010. Long-term prices are driven more by production cost and future supply-demand forecasts than customer inventories. Long-term prices are less volatile than spot prices.
The spot price began 2010 at $44.50 per pound and remained in the $40 to $44 per pound range for the first half of the year. Beginning in July, spot prices began a steady rise to end the year at $62.50.

Competition
Uranium production is international in scope and is characterized by a relatively small number of companies operating in only a few countries. The top ten producers accounted for over 90% of the world’s primary mine supply in 2010.
About 70% of the world’s production came from four countries, namely Kazakhstan, Canada, Australia and Namibia. Kazakhstan passed Canada in 2009 as the largest producer, a role Canada had held for 17 years.
Marketing Uranium
Denison sells its uranium under a combination of long-term contracts and spot contracts. The long-term contracts have a variety of pricing mechanisms, including fixed prices, base prices adjusted by inflation indices and/or spot price or long-term contract reference prices. Time of delivery during a year under long-term contracts is at the discretion of the customer, so the Company’s delivery obligations may vary markedly from quarter to quarter. Spot sales are priced at or near published industry spot prices.
In 2010, approximately 30% of Denison’s total sales volume was sold under long-term contracts, with the remainder sold in the spot market. The Company currently has three long-term contracts in place. One contract, the KEPCO Offtake Agreement, is for 20% of the Company’s annual U3O8 production from any production source (±10%) but not less than 350,000 pounds (±10%) per year from 2010 to 2015 inclusive. This agreement also provides for the purchase of 20% of production after 2015 subject to certain conditions. The second contract is for delivery of 1,000,000 pounds of U3O8 from U.S. or Canadian production over a period of five years beginning in 2011. The third contract is for 20% of production from the White Mesa mill during the years 2012 to 2017 inclusive, but not less than 200,000 pounds U3O8 per year.
Denison will continue to seek long-term contracts at prices sufficient to support the development of its mineral assets.
The Vanadium Market
As a consequence of the economic crisis that began in mid-2007, world steel production declined significantly and remained at depressed levels throughout 2009. The global steel industry has been undergoing a recovery and has now surpassed 2008 production levels primarily due to continued increases in production in China. Since 92% of the world demand for vanadium goes to the steel industry, this has had a pronounced effect on the vanadium demand and price.
The chemical and titanium alloy industries represent the other major consumers of vanadium with 4% each of the world demand.
Vanadium adds strength to high performance steels and strengthens titanium where strength combined with lightness is required for everything from golf clubs to aerospace applications. As the demand for these high strength, high performance steels increases and as new uses are developed for lightweight, high strength titanium, vanadium demand can be expected to increase at a faster rate than the growth of global steel production. The average vanadium content in steel in the developing countries is much lower than that in the developed countries and can be expected to increase, adding to the demand.
While demand is expected to grow over time, supply has the capacity to increase to meet this demand. Many primary producers from ore, in countries such as China, Russia and South Africa, were shut down due to low prices. Production from steel making slag had been cut back or halted. As demand increases and prices strengthen, some of these facilities can be expected to restart or increase production thus moderating any anticipated price increases.

Spot prices during 2010 averaged $6.29 per pound ranging from a low of $5.25 per pound in early January to a high of $7.25 in May. Prices for the last half of the year have been steady at about $6.20 per pound.
While long-term demand can be expected to increase, short-term demand is expected to be relatively stable and prices should remain close if not slightly higher than their current level throughout 2011.
Vanadium Marketing
Denison sells its vanadium both as V2O5 and as ferrovanadium (“FeV”) through spot sales to industry end-users and to trading companies. Sales during 2010 have been principally into the U.S. market; however, efforts are continuing to expand the Company’s market into Europe, South America and the Far East.
Operations
McClean Lake
McClean Lake is comprised of several uranium deposits and a conventional mill and is located on the eastern edge of the Athabasca Basin in northern Saskatchewan approximately 26 kilometres west of the Rabbit Lake mine and approximately 750 kilometres north of Saskatoon. Development of the McClean Lake project began in March 1995. Construction and commissioning were completed in 1997. The JEB deposit was mined out and the ore stockpiled. The JEB pit was then converted in 1999 into the JEB Tailings Management Facility (“TMF”). The McClean Lake mill began production of uranium concentrates in 1999, processing ore from the JEB deposit. The first ore was fed to the mill on June 22, 1999 and commercial production was achieved on November 1, 1999.
McClean Lake is owned by Denison (22.5%) and its joint venture partners, ARC (70.0%) and OURD Canada Co., Ltd. (“OURD”) (7.5%). ARC is the operator/manager of the facility. Denison, ARC and OURD also jointly own the nearby Midwest project, although ownership ratios are slightly different. See “Mineral Properties — Midwest.” It is planned that the Midwest ore will be milled at the McClean Lake mill.
McClean Lake Mill
The McClean Lake surface facilities consist of the mill that is licensed to produce 8.0 million pounds of uranium per year. The McClean Lake mill uses sulphuric acid and hydrogen peroxide leaching and a solvent extraction recovery process to extract and recover the uranium product from the ore. In addition to the mill facility, other infrastructure on the site includes a sulphuric acid plant, a ferric sulphate plant, an oxygen plant, warehouses, shops, offices and living accommodations for site personnel. The facilities have been expanded to a capacity of approximately 12 million pounds per year to permit the processing of ore from the nearby Cigar Lake mine operated by Cameco Corporation (“Cameco”). Construction of this expansion was completed in 2008. An application for an amendment to the licence to increase the mill’s licensed capacity to 13.0 million pounds has been submitted to the CNSC.
Mining
McClean Lake consists of nine known ore deposits, five of which have been mined out with some of the ore still stockpiled on the surface. The JEB pit was converted into the TMF designed to receive tailings from Midwest and Cigar Lake ores in addition to the tailings from the McClean Lake deposits.

Mining of the Sue C ore body was completed in February 2002, and all of the ore was stockpiled on the surface. Mining was then suspended until the third quarter of 2005 when mining began on the Sue A, Sue E and Sue B deposits. Mining was completed at Sue A in the first quarter of 2006, at Sue E in the first quarter of 2008 and at Sue B at the end of 2008. Exploration activities for expansion of the known deposits and identification of new deposits are ongoing. See “Mineral Exploration — McClean Lake.”
Low-grade special waste from the mining of the JEB, Sue C, Sue A, Sue E and Sue B deposits has been disposed of in the mined-out Sue C pit. There is also an agreement with the Cigar Lake joint venture to dispose of special waste from its mining operations in the Sue C pit. The costs of dewatering the Sue C pit at that time and the handling and disposing of the Cigar Lake wastes will be paid by the Cigar Lake joint venture.
A feasibility study evaluating the mining of the McClean North deposit via conventional underground methods is underway. In addition, a prefeasibility study to incorporate the Caribou, Sue D, McClean South and Sue E Extension utilizing common underground workings for the McClean North deposit is also being completed. The environmental approvals and licensing for these underground projects are at varying stages. A production decision is anticipated in 2011 or early 2012.
Operations
The table below shows the operating statistics for McClean Lake over the last five years.

	2010	2009	2008	2007	2006
Ore Milled (thousand tonnes)	97	181	161	170	131
Average Grade (% U3O8)	0.80	0.97	0.96	0.53	0.68
Production (thousand pounds U3O8)	1,731	3,609	3,248	1,907	1,794
Denison’s share (thousand pounds U3O8)	389	812	731	429	404
In 2006, mill feed consisted of a combination of the remaining low-grade portion of Sue C ore and Sue A ore. This low-grade feed continued through 2007 with Sue E material being added to the mix toward the end of the year. The grade of ore processed during 2008 and 2009 improved as mill feed consisted primarily of the higher grade Sue E ore. During 2009 and the first six months of 2010, the mill processed stockpiled ore from the Sue E, Sue B, Sue A and McClean North deposits. The mill stopped processing of new ore feed at the end of June of 2010 and the final circuit clean out was completed in October 2010. The mill was on active care and maintenance through the remainder of 2010. Approximately 94,000 tonnes of Sue B ore at an average grade of 0.37% U3O8 remain on the stockpile.
The mill will remain on care and maintenance throughout 2011 and into 2012. The licensing approval for transporting and processing of McArthur River ore at McClean Lake is in progress. It is anticipated that processing of McArthur River ore will begin in mid-2012 and will provide an opportunity to restart the mill and process high grade ore prior to the start up of processing of Cigar Lake ore, which is currently scheduled to begin in 2013. During the period when the mill is on care and maintenance, the Cigar Lake Joint Venture will pay for essentially all of the stand-by expenses according to the terms of the Cigar Lake Joint Venture toll milling agreement.
For information pertaining to markets and the sale of production, see “Marketing.” For taxes and royalties, see “Government Regulation — Canadian Royalties” and “Government Regulation — Canadian Income and Other Taxes.”

Tailings Disposal
The disposal of mill tailings in an environmentally acceptable manner has led to advances in the design and construction of new tailings management facilities. In the state-of-the-art TMF, tailings are deposited subaqueously in a paste form from a barge. This procedure minimizes tailings segregation, eliminates concerns of freezing and dust generation, and controls radiation and radon emissions from the pond. This facility has been designed to receive tailings from processing high-grade Midwest and Cigar Lake ores in addition to tailings from the McClean Lake deposits.
Two projects are underway on the TMF which will provide future tailings capacity. The first, the Optimization Project, will maximize the efficiency of the currently licensed tailings space to provide sufficient capacity, based on current operating plans, to 2015/2016. Documents detailing the Optimization Project have been submitted to the regulatory authorities for approval. The second project is the proposed expansion of the TMF, which would provide tailings capacity for the next 30 years. This project entails expanding the TMF above the currently licensed elevation and will require the submittal of an Environmental Assessment and an amendment to the operating licence. The engineering and permitting work is underway.
Property
All of the surface facilities and the mine sites are located on lands owned by the Province of Saskatchewan. The right to use and occupy the lands was granted in a surface lease agreement with the Province of Saskatchewan. The original surface lease agreement of 1991 was replaced by a new agreement in 2002. This new surface lease is valid for a period of 33 years. Obligations under the surface lease agreement primarily relate to annual reporting regarding the status of the environment, the land development and progress made on northern employment and business development. The McClean Lake surface lease covers an area of approximately 3,677 hectares.
Mill Licence
The McClean Lake site is operated under various permits, licences, leases and claims granted and renewed from time to time, all of which are currently in good standing. On July 25, 2005, the CNSC issued Mine Operating Licence, UMOL — MINEMILL — McCLEAN.02/2009 for a four year term which expired on May 30, 2009. In September, 2008 ARC submitted the renewal application for a ten year licence to operate the McClean Lake mill. On June 30, 2009, the CNSC renewed the Mine Operating Licence for a period of eight years. In addition to renewal of all previously licensed activities, the new licence authorizes mining of the McClean North deposits using hydraulic bore mining methods, developed under the Mining Equipment Development program (“MED”), and included the care and maintenance activities at the Midwest site. Consequently the CNSC revoked the previous Midwest Uranium Site Preparation Licence. See “Midwest Project Development”.
On August 2009, ARG filed an Application for Judicial Review of the decision to renew the McClean Lake CNSC licence with the Canadian Federal Court. The ARG is comprised of the Athabasca Denesuline First Nations of Fond du Lac, Black Lake and Hatchet Lake and the provincial communities of Camsell Portage, Uranium City, Stony Rapids and Wollaston Lake. ARG is challenging the legality of the renewed licence primarily on the basis of issues related to the Federal and Provincial government’s duty to consult with aboriginal people. The initial hearing on this matter was held on June 8, 2010 and the judge issued his decision in September 2010, dismissing the application. ARG has launched an appeal of this decision. Since the mill is currently on standby, operations are not expected to be affected as a result of the legal proceedings; however, an adverse decision by the court could have an impact on the timing of the Company’s future production. See “Risk Factors”. For additional information on licensing, see “Government Regulation — Canadian Uranium Industry.”
Environmental
The McClean Lake mill operated for the first six months of 2010 and then was shut down and put on active care and maintenance. During the year there were three reportable spills and one environmental exceedance, all of which were successfully remediated with no impact to the environment. See “Environmental and Safety Matters — Canada.”

Cigar Lake Toll Milling
In 2002, Denison and its partners entered into an agreement with the Cigar Lake joint venture to process Cigar Lake ore at the McClean Lake mill. Pursuant to that agreement, all Cigar Lake ore is to be leached at the McClean Lake mill with the pregnant aqueous solution being divided between the McClean Lake and Rabbit Lake facilities for processing into uranium concentrates. In order to process this Cigar Lake ore, an expansion of the McClean Lake mill was required. The expansion and modifications of the McClean Lake mill were completed in 2008, and all costs were paid for by the Cigar Lake joint venture.
As a result of the flood that occurred at Cigar Lake in October 2006 and subsequent problems with the water inflows, the Cigar Lake joint venture announced that processing of its ore at the McClean Lake mill would be delayed. The Cigar Lake Joint Venture recently announced that production will tentatively start in 2013; however, the exact date has not been determined due to the uncertainty of rehabilitation and dewatering efforts.
As a result of the delay in the start up of Cigar Lake and the exhaustion of currently permitted ore deposits at McClean Lake, the McClean Lake mill was placed on stand-by at the end of June of 2010. Under the Cigar Lake toll milling agreement, the Cigar Lake Joint Venture is funding a significant portion of the McClean Lake stand-by costs. The relative proportion of the stand-by costs paid by each party is calculated on the basis of the percentage of mineral reserves between the McClean Lake and Cigar joint ventures.
Mining Equipment Development Program
The MED Program was designed to develop a viable alternate mining method combining surface drilling and bore hole mining technology. The system is projected to have low capital costs and a number of benefits including safety, ease of licensing and a small environmental footprint.
Hydraulic borehole mining is a technique used to extract materials through a small access borehole, typically less than one-half of a metre in diameter, resulting in a very small disturbance to the surface. A mining tool containing a high-pressure water jet nozzle is lowered through the access borehole in the overburden and sandstone to the mineralized horizon. The high-pressure water jet is used to cut or erode the mineral bearing ore and create a slurry, enlarging the hole to three to four metres in diameter. The slurry is sent to surface using a slurry pump or an air lift system. On the surface, through a series of vibrating screens and settling ponds, the water is separated from the cuttings and returned back to the hole. Each mined out cavity is backfilled after completion with a cemented mixture in the mineralized horizon, and with unmineralized drill cuttings in the remainder of the hole through the overlying sandstone and glacial overburden layers.
In 2008, three access holes were cased and cemented at the McClean North deposit in preparation for mining in 2009. In 2009 significant improvements were made to the mining tool and the three holes drilled in 2008 were mined, as well as a fourth hole was drilled and mined. The MED tool system recovered approximately 600 tonnes of ore at an average grade of 2.58% U3O8. An engineering review of the 2009 program was completed in 2010 which resulted in improvements in the design of the down hole mining tool. The design modifications were completed and a hole originally drilled in 2009 was re-entered, mined and back filled successfully. A total of approximately 360 tonnes grading 3.56% was recovered. The 2011 program is primarily focussed on optimization of the technology with further field testing in 2012.

Midwest Project Development
The Midwest project, owned 25.17% by Denison, 69.16% by ARC and 5.67% by OURD, is host to two significant uranium deposits: The Midwest deposit, discovered in 1978, and the Midwest A deposit, which was discovered in 2004/2005.
Midwest is located approximately 15 kilometres from the McClean Lake mill where the Midwest ore is planned to be processed. See “McClean Lake.”
Deposits
The Midwest deposit (see “Mineral Properties — Midwest”) will be the first to be mined. Various studies since its discovery in 1978 have examined the feasibility of mining by open pit, hydraulic bore-hole mining and underground methods. Mining by open pit has been selected as the preferred method.
Following the significant increase in the price of uranium starting in 2003, exploration resumed in an area about 3 kilometres northeast of the Midwest deposit as a follow-up to a hole drilled in the early 1980s which reported an intersection of 6.9% U3O8 over 3.8 metres. This work led to the discovery of the Midwest A deposit as well as a number of other significant mineralized zones. See “Mineral Exploration — Midwest.”
Development
In December 2005, the project description for the development of the Midwest deposit was submitted to the CNSC, the Environmental Assessment Branch of Saskatchewan Environment and the Canadian Environmental Assessment Agency. This project description contemplated the Midwest deposit being mined by open pit and a further expansion of the McClean Lake mill.

The development of this deposit will involve draining the Mink Arm of the South McMahon Lake in northern Saskatchewan to construct an open pit mine. Other deposits and extensions located to the north, south and in the basement could be developed once the pit nears completion. Ore from this deposit would be trucked over a dedicated haul road to the McClean Lake mill.
In November 2007, the Midwest joint venture partners made the formal production decision to proceed with development of the Midwest deposit. The capital cost, including surface facilities, the water treatment plant, the haul road and the related mill expansion, was estimated at approximately Cdn$435 million. Expenditures were estimated to be as follows: Cdn$75 million for the water treatment plant, Cdn$115 million for de-watering wells, Cdn$100 million for infrastructure, Cdn$35 million for mobile equipment and maintenance facilities, Cdn$100 million for modification to the mill and Cdn$10 million for miscellaneous capital expenses.
In November 2008, the Midwest joint venture partners announced that the development of the Midwest project will be delayed for an indefinite period. The delay was the result of the global economic climate, delays and uncertainties associated with the regulatory approval process, increasing capital and operating costs and the depressed state of the uranium market. Based on an update of the capital cost estimates completed in 2008, the capital cost increased approximately 50% from the previous estimate of Cdn$435 million. Efforts to optimize the capital expenditures will continue to be made and the status of the project will be reviewed every six months.
A revised mine plan has been completed which indicates expected mine production of 34.7 million pounds U3O8. Production would be approximately 8.1 to 8.3 million pounds U3O8 per year. In 2010, work continued on the regulatory process, specifically to obtain regulatory approval of the Environmental Assessment. As of the end of the year, the Midwest joint venture partners have responded to numerous enquiries. The Fish Habitat Compensation Plan continues to be the major significant outstanding issue. The parties continue to try to come to a viable solution. Efforts on approval of the Midwest Environmental Assessment will continue in 2011, and the project status will be reviewed again during the year.
White Mesa Mill
The White Mesa mill, a fully licensed uranium mill with a vanadium co-product recovery circuit, is located in southeastern Utah near the Colorado Plateau District, the Henry Mountains Complex and the Arizona Strip. The mill is approximately six miles south of the city of Blanding, Utah. Access is by state highway.
Construction of the White Mesa mill started in 1979, and conventionally-mined, uranium/vanadium ore was first processed in May 1980. The mill uses sulphuric acid leaching and a solvent extraction recovery process to extract and recover uranium and vanadium. The mill has been operated on a campaign basis since its construction due to variable uranium market conditions.
In addition to the conventional ore circuit, a circuit for processing certain types of alternate feed materials was built in 2009. This circuit enables the mill to process both conventional ore and alternate feed materials simultaneously. See “Alternate Feed Materials”.
The mill is licensed to process an average of 2,000 tons of ore per day and to produce up to 8.0 million pounds of U3O8 per year. In full operation, the mill employs approximately 130 people.

Current Condition and Operating Status
In late 2006, the Company began a program to refurbish the mill. The refurbishment program included the purchase of mobile equipment, restoration of the vanadium roasting, fusion and packaging circuits, replacement of major pumps and component drives, modernization of the mill’s instrumentation and process control systems, and completion of the relining of tailings Cell 4A. The total cost of the refurbishment program was approximately $31.0 million and was completed in 2008.
In April 2008, the mill began processing uranium/vanadium conventional ore and producing uranium concentrate. Production of vanadium began in July 2008 after completion of the refurbishment of the vanadium circuit. Processing of conventional ore continued through the end of March 2009 when the mill was shut down for approximately thirty days for relining of the semi-autogenous grinding mill and other critical maintenance activities. Processing of conventional ore recommenced near the end of April; however, conventional ore processing was discontinued near the end of May for the remainder of 2009 due to the decline in uranium prices. The mill began processing conventional ore again in March 2010 and continued throughout the remainder of 2010. During the year, the mill processed approximately 172,600 tons of Colorado Plateau uranium/vanadium ore, 16,300 tons of ore from the Arizona 1 mine and 5,500 tons of ore from the Ore Purchase Program. The mill also toll milled approximately 39,300 tons of ore for White Canyon from its Daneros mine. See “Ore Purchase and Toll Milling”.
In 2009, with the completion of an alternate feed processing circuit processing of uranium tetrafluoride (“UF4”) alternate feed material began in June. Processing of UF4 alternate feed material continued through the remainder of 2009 and 2010.
Production at the mill over the past five years is shown below.

	2010	2009	2008	2007	2006
Alternate Feed Milled (tons)	310	177	—	44,136	214
Conventional Ore Milled (tons)	194,440	144,434	248,744	—	—
Uranium Production (’000’s pounds U3O8)
Alternate Feed	299	191	94	254	242
Conventional Ore	754	423	791	—	—
Total Uranium Production	1,053	614	885	254	242

Vanadium Production (’000s pounds V2O5)	2,347	501	1,223	—	—

Year-end Ore Stockpile (tons)	92,821	174,358	122,477	84,943	—

Tolled Ore Milled (tons)	39,289	—	—	—	—
The White Mesa mill will continue processing conventional ore during most of 2011, except for scheduled maintenance shutdowns. Conventional ore from the Colorado Plateau and Arizona 1 will be processed as well as potential ore from a short toll milling campaign. Processing of three different alternate feed materials will continue throughout 2011.
Mill Licence
The mill operates under a Radioactive Materials Licence issued by the State of Utah. The licence came up for renewal on March 31, 2007. A Licence Renewal Application was submitted to the Utah Department of Environmental Quality (“UDEQ”), Division of Radiation Control (“DRC”) on February 28, 2007. The licence renewal process is underway. The licence remains in effect in its current form during the licence renewal process.

Tailings Disposal
Synthetic lined cells are used to contain tailings and, in one case, solutions for evaporation. As each tailings cell is filled with tailings, the water is drawn off and pumped to the evaporation pond and the tailings solids allowed to dry. As each cell reaches final capacity, reclamation will begin with the placement of interim cover over the tailings. Additional cells are excavated, and the overburden is used to reclaim previous cells. In this way, there is an ongoing reclamation process.
In June 2007, the Company began refurbishment of Cell 4A, which was originally built in 1989. The refurbishment was completed in August 2008 and Denison received an operating permit from the DRC in September 2008. The cell has been in operation since that time and provides approximately 2.0 million tons of tailings capacity.
To ensure sufficient volume for tailings and surface area for tailings solution evaporation, the Company began the licensing process for tailings Cell 4B in 2009. In late October 2009, the State gave the Company approval to commence the earthwork for Cell 4B. Approval to complete the earthwork and commence placement of the cell liners was received in June 2010. Construction of the cell was completed in December 2010 and final approval to begin use of the cell was received in January 2011. Cell 4B is currently being used for additional evaporation capacity and will provide approximately 2.0 million tons of tailings capacity.
Environmental
The Company has detected some chloroform contamination at the White Mesa mill site that appears to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the mill facility, and from septic drain fields that were used for laboratory and sanitary wastes prior to construction of the mill’s tailings cells. Elevated concentrations of nitrate and chloride were also observed in some monitoring wells at the mill site in 2008, a number of which were upgradient of the mill’s tailings cells. See “Environmental and Safety Matters — United States.”
Alternate Feed Materials
The Company’s State of Utah Radioactive Materials Licence gives the Company the right to process other uranium-bearing materials known as “alternate feed materials” pursuant to an Alternate Feed Guidance adopted by the U.S. Nuclear Regulatory Commission (“NRC”). Alternate feed materials are uranium-bearing materials, which usually are classified as waste products by the generators of the materials. Requiring a routine amendment to its licence for each different alternate feed, the Company can process these uranium-bearing materials and recover uranium, in some cases, at a fraction of the cost of processing conventional ore, alone or together with other valuable metals such as niobium, tantalum and zirconium. In other cases, the generators of the alternate feed materials are willing to pay a recycling fee to the Company to process these materials to recover uranium and then dispose of the remaining by-product in the mill’s licensed tailings cells, rather than directly disposing of the materials at a disposal site. By working with the Company and taking the recycling approach, the suppliers of alternate feed materials can significantly reduce their remediation costs, as there are only a limited number of disposal sites for uranium-bearing materials in the United States.
To date, the mill has received 15 licence amendments, authorizing the mill to process 18 different alternate feed materials. Of these amendments, nine involve the processing of feeds provided by nuclear fuel cycle facilities and private industry and one has involved the processing of material from the United States Department of Energy (“DOE”). These ten feed materials have been relatively high in uranium content and relatively low in volume. The remaining five amendments have been to allow the mill to process uranium-bearing soils from former defence sites, known as FUSRAP sites, which are being remediated by the U.S. Army Corps of Engineers. These materials are typically relatively low in uranium content but relatively high in volume.

U.S. Mines
In the United States, Denison is involved in three mining districts: the Colorado Plateau; Henry Mountains; and the Arizona Strip. Each of these districts is described in further detail below.
Colorado Plateau District
The Colorado Plateau district is an area encompassing approximately 20,000 square miles and straddles the border of southeastern Utah and southwestern Colorado. The Company’s principal mining complexes in the Colorado Plateau District consist of the La Sal, Van 4, Sunday, and East Canyon (Rim) zones. The bulk of the mineral deposits in the Colorado Plateau District are contained in three areas: the Sunday Mine complex, which includes the Sunday/St. Jude, West Sunday, Topaz and Carnation mines; the La Sal Complex, which includes the La Sal, Beaver and Pandora mines; and the East Canyon Area, which includes the Rim mine. All of these areas have developed permitted mines either in operation or on standby. The mines are located approximately 65 to 100 miles northwest of the Company’s White Mesa mill. Haulage of the ore from the mines to the mill is along County and State highways.
The Uravan mineral belt in the Colorado Plateau (“Colorado Plateau District”) has a lengthy mining history, with the first shipment of mined materials made to France in 1898. World War II brought increased attention to the uranium mineralization in the Uravan area, and by the 1950s this district was one of the world’s foremost producers of both uranium and vanadium. Historical production has yielded an overall V2O5 to U3O8 ratio of 5.79:1. Production continued more or less uninterrupted until 1984 when low uranium prices forced the closure of all operations. Production resumed in 1987, but ceased in 1990. Except for limited production in 1998 and 1999, all operations were shut down until 2006 when several of the mines re-opened.
The uranium/vanadium deposits in the Colorado Plateau District were deposited as alluvial fans by braided streams. The shape and size of the mineralized seams are extremely variable. As a result, exploration and mining have historically involved conducting exploration to find a seam and then merely following its erratic path, with little exploration other than development drilling in the course of following the seam. The unusual nature of these deposits has therefore traditionally resulted in a limited amount of resources being dedicated to delineate mineral resources or mineral reserves prior to mining.
The Colorado Plateau District mining properties are held by a combination of U.S. Bureau of Land Management (“BLM”) unpatented claims and leases with third parties. On the leased properties, there are uranium royalties payable ranging from 2.5% to 10.0% and vanadium royalties payable ranging from 4% to 12.5%. It should be noted that these royalties are only payable on ore recovered from specific claim areas and do not necessarily apply to the entire deposit.

Operations
Colorado Plateau
The Sunday/St. Jude, Topaz, West Sunday, La Sal and Pandora mines are all accessed by declines from the surface. The Beaver mine is accessed by a shaft and is connected underground to the Pandora and La Sal mines. The Rim mine is a combination of a shaft and decline access but at the present time is only accessed through the decline. The Sunday/St. Jude, West Sunday, Pandora, Rim and Beaver mines are mature operating mines with extensive underground workings. The Topaz mine is relatively new with the initial development drift completed in 2007. The mining method is random room and pillar in which no set pillar pattern is established but rather both the size of the rooms and the pillars are variable and are defined by the deposit geometry. A typical room is about 20 feet wide with pillars as small as 12 feet square in highly mined areas.
Because of the limited height of the ore, mining must be quite selective in order to maintain a satisfactory production grade. This is done by following the mineralized zones closely and by the technique of “split shooting” wherein the ore and waste are blasted separately in a two-stage operation.

In June 2006, the Company announced that it was restarting mining activity in the United States with the re-opening of several mines on the Colorado Plateau. In September 2006, the Company reached an agreement with an independent mining contractor, Reliance Resources LLC, to conduct contract mining at the Pandora mine, and with another independent contractor, Tomcat Mining Corporation, for the Topaz and West Sunday mines. After some development work, mining began and the first ore shipments were received and stockpiled at the White Mesa mill in the fourth quarter of 2006. At the Sunday/St. Jude mine, the Company engaged E & D Mining LLC as its contract miner early in 2007. First ore shipments from the Sunday mine were received at the mill in October 2007, after several months of rehabilitation work.
Late in 2007, rehabilitation work began at the Rim mine, and this mine was brought into production in June 2008. The Rim mine was operated directly by Denison. In addition to the Rim mine, the Company also began rehabilitation of the Beaver mine in late 2008, and this mine began shipping ore in February 2009.
In January 2009, the Company placed the Topaz mine on standby. In March 2009, the Company placed the Rim and Sunday/St. Jude mines on standby, followed by the West Sunday mine which was placed on standby in October. The mines will be maintained so that they can be restarted with minimal effort. The Beaver and Pandora mines were operated throughout 2010 and are currently the only operating mines on the Colorado Plateau district.
The ore production by mine for 2007 through 2010 is shown below.

Mine	2010	2009	2008	2007
Beaver
Tons	42,941	33,701	729	—
% U3O8	0.21%	0.18%	0.26%	—
% V2O5	1.11%	0.97%	1.41%	—
Pandora
Tons	48,099	79,750	52,623	32,444
% U3O8	0.21%	0.23%	0.23%	0.25%
% V2O5	1.15%	1.23%	1.22%	1.34%
Rim
Tons	—	3,475	2,238	—
% U3O8	—	0.07%	0.04%	—
% V2O5	—	0.70%	0.40%	—
Sunday/St. Jude
Tons	—	16,073	27,497	10,879
% U3O8	—	0.18%	0.19%	0.16%
% V2O5	—	0.97%	1.04%	0.86%
Topaz
Tons	—	1,506	9,707	7,753
% U3O8	—	0.09%	0.13%	0.16%
% V2O5	—	0.48%	0.70%	0.86%
West Sunday
Tons	—	26,132	30,121	16,526
% U3O8	—	0.18%	0.21%	0.17%
% V2O5	—	0.97%	1.13%	0.92%
No mineral reserve or resource estimates have been prepared in accordance with NI 43-101 for any of these mines. The uranium grades shown above are based on probe grades taken when the ore arrives at the White Mesa mill. The vanadium grades are based on historical uranium/vanadium ratios.
In addition to the mine production detailed above, a number of low grade stockpiles from the Colorado Plateau mines were shipped to the mill. During 2007 a total of 7,973 tons were shipped to the mill grading 0.08% U3O8 and 0.43% V2O5. In 2008, a total of 6,801 tons were shipped grading 0.08% U3O8 and 0.39% V2O5, and in 2010, 213 tons grading 0.09% U3O8 and 0.50% V2O5 were shipped.

Permitting
The Pandora, Beaver and La Sal mines and the Rim mine are all permitted for current operations. At all the Colorado Plateau mines, air permits have been obtained or are in process. Storm Water as well as Spill Prevention and Pollution Control Plans were also updated for all Colorado Plateau mines. These Plans require regular monitoring and reporting.
Under Colorado laws, the Colorado Division of Reclamation, Mining and Safety (“CDRMS”) can determine that a mine is a Designated Mining Operation (“DMO”) if it is a mining operation at which “toxic or acidic chemicals used in extractive metallurgical processing are present on site or acid or toxic forming materials will be exposed or disturbed as a result of mining operations.” If a mine is determined to be a DMO, the most significant result is the requirement that it submit an Environmental Protection Plan (“EPP”). The EPP must identify the methods the operator will utilize for the protection of human health, wildlife, property and the environment from the potential toxic or acid forming material associated with the operations. The EPP must be submitted to CDRMS for review and, after approval by CDRMS, will be subject to public comment.
In February 2008, the Company was notified that CDRMS has designated operations at the Sunday Mine Complex and the Van 4 mine as DMOs. Upon joint consultation with CDRMS, plans were developed to collect the necessary data and perform characterization testing and prepare assessments of toxic substance exposures and transport necessary for preparation of the EPP for those mines.
Representative samples were collected of ore, waste rock, and soils surrounding the mine sites. These samples were analyzed, and generally arsenic is the only constituent considered to be of possible concern. Studies are continuing on the mechanisms of arsenic liberation, transport, and possible exposure to the environment and biota. The surface and ground water environments are also being investigated under the DMO assessment. Groundwater sampling wells have been installed in the West Sunday mine to obtain samples of undisturbed groundwater and to assess possible impacts to water in contact with mine workings and the atmosphere.
The EPP for the Sunday Mine Complex and the Van 4 mine was filed in 2009 and CDRMS continues with the review of the plan.
In February 2009, the BLM approved an amended Plan of Operations (“PO”) for the Topaz mine, which incorporated all of the mines in the Sunday Complex. The BLM also determined that there was a Finding of No Significant Impact (“FONSI”), as a result of its Environmental Assessment (“EA”) of the project. CDRMS had already approved the conversion of the Topaz mine 110 permit to a 112 permit, which will allow additional disturbance as needed for development and production at Topaz.
In March 2009 the Sheep Mountain Alliance, the Colorado Environmental Coalition, the Information Network for Responsible Mining and the Center for Biological Diversity jointly filed a petition to the BLM State Director for review of the approved PO and the FONSI and requested a stay of the Decision Record. The petition focused on BLM’s alleged failure to review indirect and cumulative impacts, as well as inadequate review of water quality impacts.
The BLM State Director’s Office completed its review of the Decision Record regarding approval of the amendment of the Plan of Operations for the Sunday Mines in September 2009. The stay was denied; however, the State Director remanded the Decision Record back to the local field office for further study and analysis. The Company is continuing to work with the local field office to provide the information required.

As a result of routine permit applications for additional ventilation raises and exploration drilling for the La Sal Complex, the BLM, United States Forest Service (“USFS”) and State of Utah Department of Oil and Gas and Mining (“UDOGM”) requested that the PO and Utah Mine Permit for the La Sal Complex be amended to include the current operating plans. Materials required for the formal amendment of the PO and Utah Mine Permit have been submitted and are under review by the agencies. The amendment involves the preparation of an Environmental Assessment and will proceed through public notice and a BLM Decision Record. Current operations are not affected during this amendment process, but new disturbance activities, such as installation of new vent shafts and exploration drilling (on public lands), are deferred until the amendment process is complete.
Henry Mountains Complex
The Henry Mountains Complex is one contiguous property located in eastern Garfield County, Utah, 15 to 20 miles north of Bullfrog Basin Marina on Lake Powell and approximately 40 air miles south of Hanksville, Utah. It is situated three miles west of Utah State Highway 276. The Henry Mountains Complex includes Bullfrog on the north end of the property, hosting the Indian Bench, Copper Bench and Southwest uranium deposits, and Tony M located on the south end of the property, hosting the Tony M deposit and mine. See “Mineral Properties — Henry Mountains Complex.”
The Bullfrog property was extensively explored by Exxon and Atlas Minerals in the period from 1974 to 1990. Development of the Tony M mine started in September, 1977. By mid-1984, nearly 17 miles of underground workings had been developed in the Tony M mine. In or around 1985, when work on the mine was suspended, the mine was allowed to flood. The Tony M mine is located approximately 117 miles west of the Company’s White Mesa mill. Haulage of the ore from the mine to the mill is along County and State highways.
Denison acquired the Bullfrog property when it purchased substantially all of the uranium producing assets of EFN in 1997. In February 2005, Denison acquired the Tony M property, thus bringing it under common ownership with the Bullfrog property. Prior to 2005, all exploration, mine development and related activities for the two properties were conducted independently.
The Henry Mountains Complex is comprised of 202 unpatented BLM mining claims and one 640 acre Utah State Mineral Lease. Seventeen of the claims, comprising a portion of the Tony M property, are subject to an escalating annual advance minimum royalty based on the uranium spot price, and a 4% yellowcake royalty, less taxes and certain other deductions. There is also a vanadium production royalty which is a 2% gross royalty less certain deductions. The advance minimum royalties are deductible against the uranium and vanadium royalties payable. The Utah State Mineral Lease has an annual rental of $640 and is subject to royalties set by the State of Utah including: an escalating annual advance minimum royalty based on the uranium spot price, a uranium royalty of 8% of gross value less certain deductions; and a vanadium royalty of 4% of gross value less certain deductions. The advance royalties on the State Lease are only deductible against the uranium and vanadium royalties paid within the same year.

Operations
Upon receipt of the initial exploration permit, the Company engaged Dynatec Mining Corporation (“DMC”) as its mine contractor for the Tony M operation. In May 2007, DMC began limited rehabilitation work on the existing Tony M workings.
With the receipt of the operating permit in September 2007, DMC shifted from rehabilitation work to mining of the Tony M deposit. As of the end of 2007, 9,368 tons of ore grading 0.10% U3O8 had been shipped to the White Mesa mill from the Tony M mine.
In addition to re-opening the mine, the Company also constructed a number of surface facilities including a power generation station, compressor station, fuel storage facilities, maintenance building, offices and dry. An evaporation pond, which was originally constructed when the Tony M mine was in operation in the 1980’s, and which is used for storage and evaporation of mine water, was reconstructed to allow for dewatering of the mine.
In 2008, 87,421 tons grading 0.15% U3O8 was shipped to the White Mesa mill, as well as 64,755 tons of ore from the historic stockpiles, grading 0.11% U3O8. In November 2008, the Company announced that operations at the Tony M mine were being placed on temporary stand-by due to high operating costs and the weakening of the uranium spot price. Shipping of ore from the historic stockpiles continued after the mine was placed on stand-by.
In March 2009, shipping of the historic ore stockpile to the White Mesa mill was completed with 29,737 tons of ore grading 0.11% U3O8, shipped.
During 2009 and 2010 the mine has been on care and maintenance, and dewatering activities are continuing so that mining operations can resume quickly, when uranium prices reach viable levels.
Permitting
The original Tony M mine permit was allowed to lapse by the previous operator. Initially the Company filed for exploration permits with UDOGM and the BLM. These permits were granted by UDOGM and the BLM on December 2, 2005 and March 6, 2006, respectively, which enabled the Company to regain access, inspect and begin rehabilitation of the Tony M underground workings. The Company also began the permitting process for a mine permit for the Henry Mountains Complex, which comprises both the Tony M mine and the Bullfrog property. The permit application was submitted in November 2006 and a Record of Decision and approved PO was received in September 2007.
The PO was challenged by the Center for Water Advocacy and the Utah Chapter of the Sierra Club, which requested a Utah State BLM Director Review and a Stay of the decision approving the Final Plan of Operations for the Tony M mine. On November 21, 2007, the BLM State Director issued a decision vacating the previously issued permit and remanded the case to the Field Office in order that the Environmental Assessment for the Tony M Mine PO could be amended and a new Record of Decision issued. As a result of this decision to vacate and renew, the request for stay was considered moot. The new decision was issued by the BLM on November 23, 2007 approving the PO for the mine. The new decision was once again appealed by the Center for Water Advocacy and the Utah Chapter of the Sierra Club. The Utah State Director issued a decision denying the appeal and upholding the PO on February 19, 2008.

The Phase 2 PO has been filed with the BLM and UDOGM. The Phase 2 activities will include addition of ventilation shafts, upgrading of the shaft and site access road, installation of a production shaft and expansion of the mine water evaporation reservoir. The Phase 2 permitting efforts continue with the BLM and UDOGM. Preparation of the Environmental Assessment by BLM was nearing completion at the end of 2010.
Arizona Strip
The Arizona Strip is an area largely bounded on the north by the Arizona/Utah state line; on the east by the Colorado River and Marble Canyon; on the West by the Grand Wash cliffs; and on the south by a midpoint between the city of Flagstaff and the Grand Canyon. The area encompasses approximately 13,000 square miles.
The Company owns four developed and partially developed mines in the Arizona Strip, being the Arizona 1, Canyon, Pinenut and Kanab North mines, all of which had been shut down since the 1980s. In February 2007, the Company purchased from Pathfinder Mines Corporation (“Pathfinder”) five additional uranium deposits in the Arizona Strip: the EZ1, EZ2, DB, WHAT and Moonshine Springs properties. The Company recommenced development work on the Arizona 1 mine in April 2007 and restarted mining operations in November 2009. Development work on the Pinenut mine commenced in November 2010.
Since 1980, when mine development first began at Hack Canyon II, the Arizona Strip has produced in excess of 19 million pounds of uranium from seven mines, each of which was owned and operated by EFN. Of these mines, Hack Canyon I, II, and III, Pigeon and Hermit are mined out and have been reclaimed.
Ore from the Arizona Strip mines is hauled by truck from the mine sites to the White Mesa mill. The Arizona 1 and Pinenut mines are approximately 307 road miles, and the Canyon Mine is 325 road miles from the mill.

Arizona Strip
The Arizona 1, Pinenut and Canyon mines are held by unpatented BLM claims. There is a 3.5% yellowcake royalty on the Canyon property.
Operations
Denison engaged J.S. Redpath Corporation (“Redpath”) as its mining contractor for the Arizona 1 operation. In April 2007, Redpath began work on site including rehabilitation of the surface facilities and the hoist and headframe.
In the mid-1980s, the shaft at Arizona 1 was sunk approximately 1,200 feet below surface before activity at the mine was shut down due to depressed uranium prices. The original target depth was 1,600 feet in order to reach the bottom of the ore body. The Company has decided to ramp down from the bottom of the existing shaft rather than deepen the shaft to access the lower parts of the ore body.
Work began on the rehabilitation of the shaft in mid-2007. The rehabilitation of the shaft, underground development, sinking of an internal raise, which will be used as an ore pass, and the sinking of a ventilation shaft were completed in September 2008. Due to ongoing delays in receipt of an air quality permit, Redpath was demobilized from the site at that time. In September 2009, the air quality permit for Arizona 1 was received. See “Permitting” below.
On November 10, 2009, the Company announced that it had made a production decision on the Arizona 1 mine. The Arizona 1 deposit is being mined using a combination of long hole and shrinkage stoping methods at a mining rate of up to 300 tons per day, four days per week. In 2010, Arizona 1 produced approximately 21,500 tons at an average grade of 0.56% U3O8.
In November 2009, the Center for Biological Diversity, Grand Canyon Trust, Sierra Club and the Kaibab Band of Paiute Indians filed a Complaint for Declaratory and Injunctive Relief against the Secretary of the Interior and the BLM. See “Legal Proceedings”. At this time, this legal action has not impacted the operations at Arizona 1.

In November 2010, a production decision was made on the Company’s second operation on the Arizona Strip, the Pinenut mine. Expansion of the storm water storage pond and rehabilitation of the surface facilities and the mine workings have begun. Capital for surface equipment, refurbishment of the hoisting conveyances and underground development is estimated at $7.4 million. First ore production is expected in 2012.
Ore will be hauled by truck to Denison’s White Mesa mill where the ore will be processed in batches of approximately 17,000 tons. Uranium recovery is expected to be 95%. Production is expected to total approximately 936,000 pounds U3O8, of which 526,000 pounds is expected to be produced in 2013 with the balance to be produced in 2014.
The Canyon and Kanab North mine sites remain on care and maintenance.
Permitting
Prior to 2009, the Arizona 1 mine had received all permits, with the exception of an air quality permit which are required under new State requirements. The air quality permit was issued by the Arizona Department of Environmental Quality (“ADEQ”), Department of Air Quality (“DAQ”) after a period of public comment in September 2009.
In 1992, the State of Arizona updated its laws relating to groundwater issues, requiring that an Aquifer Protection Permit be obtained for each mine. The Arizona 1 mine has an Individual Aquifer Protection Permit. The Company prepared documents applying for groundwater General permits for the on-site ponds, ore storage and development waste storage pads and stormwater collection for the Pinenut and Canyon mines. In September 2009, the groundwater General permits were received for the stormwater storage ponds for the Pinenut and Canyon mines. However, groundwater General permits for the ore and waste storage pads will be required for each of those operations. Air Quality Permits for the Pinenut, Canyon and EZ1/EZ2 projects were issued by ADEQ in March, 2011.
At Pinenut an application for EPA approval of the operation has been submitted.
The BLM has accepted the PO for the EZ1/EZ2 deposits as complete and review is underway. Scoping for an Environmental Impact Statement is pending finalization of a power line Right of Way application from the local utility to provide power to the EZ site.
Ore Purchase and Toll Milling
In July 2007, the Company initiated an ore purchase program to provide additional mill feed for the White Mesa mill. A schedule listing the price to be paid per ton is posted on the Company’s website at www.denisonmines.com from time to time. The Company adjusts the buying schedule periodically in response to changing factors such as uranium and vanadium prices, milling cost and uranium and vanadium recoveries.
The mill received 2,423 tons in 2008 at an average grade of 0.19% U3O8 and 1.0% V2O5. In 2009, a total of 9,077 tons were received at an average grade of 0.32% U3O8 and 0.66% V2O5 from 11 different mines. There was 110 tons received under the ore purchase program in 2010.
In January 2010, Denison entered into a toll milling agreement with Utah Energy Corp., a wholly-owned subsidiary of White Canyon. Under the terms of the agreement, White Canyon will transport up to 55,000 tons per year of ore produced from White Canyon’s mines to the White Mesa mill for processing. White Canyon will pay Denison the operating costs to mill its ore, a capital charge, plus a toll milling fee per ton of ore, which is linked to the long-term uranium price. The agreement has a three-year term with an optional two-year extension. During 2010, the Company toll milled approximately 39,300 tons of ore for White Canyon producing approximately 204,000 pounds. U3O8.

Mineral Properties
William C. Kerr, the Company’s Vice President, Exploration, who is a “Qualified Person” in accordance with the requirements of NI 43-101, is responsible for the mineral reserves and mineral resources estimates for the Company’s properties in Canada and Zambia and all disclosure of scientific or technical information concerning mineral projects in those countries in this AIF.
Terry V. Wetz, the Company’s Director of Project Development, who is a “Qualified Person” in accordance with the requirements of NI 43-101, is responsible for the mineral resources estimates for the Company’s properties in the United States and Mongolia and all disclosure of scientific or technical information concerning mineral projects in those countries in this AIF.
Summary of Reserves and Resources
The following tables show the Company’s estimate of mineral reserves and mineral resources as of December 31, 2010. NI 43-101 requires mining companies to disclose reserves and resources using the subcategories of proven mineral reserves, probable mineral reserves, measured mineral resources, indicated mineral resources and inferred mineral resources. Denison reports mineral reserves and mineral resources separately. Several of the tables below identify “historic resource estimates,” prepared prior to the implementation of NI 43-101. See “Mineral Properties — Gurvan Saihan Joint Venture” and “Mineral Properties — Elliot Lake” for the Company’s disclosure regarding these estimates, including a discussion as to their relevance and reliability.
Mineral Reserve Estimates

				Company
	100% Basis			Share
	Tonnes	Grade	Pounds of U3O8	Pounds of U3O8
Deposit	(,000)	% U3O8	(,000)	(,000)

McClean — Ore Stockpile	93.8	0.37	751	169
White Mesa — Ore Stockpile(1)	4.8	0.40	42	42

Total Reserves				211
Measured Mineral Resource Estimates(2)(3)

				Company
	100% Basis			Share
	Tonnes	Grade	Pounds of U3O8	Pounds of U3O8
Deposit	(,000)	% U3O8	(,000)	(,000)

Mutanga — Mutanga	1,880.0	0.048	1,992	1,992

Indicated Mineral Resource Estimates(2)(3)

				Company
	100% Basis			Share
	Tonnes	Grade	Pounds of U3O8	Pounds of U3O8
Deposit	(,000)	% U3O8	(,000)	(,000)

McClean — Caribou	39.5	3.13	2,724	613
McClean — Sue D	122.8	1.05	2,840	639
McClean North	206.9	2.75	12,549	2,823
Midwest(4)	354.0	5.50	42,900	10,800
Midwest A	464.0	0.57	5,800	1,460
Wheeler — Phoenix	89.9	18.00	35,638	21,383
Henry Mountains — Bullfrog	651.7	0.33	4,674	4,674
Henry Mountains-Tony M	1,527.8	0.24	8,140	8,140
Mongolia — Hairhan	12,261.0	0.06	19,780	13,846
Mutanga — Mutanga	8,400.0	0.03	5,817	5,817

Total Indicated Resources				70,195
Inferred Mineral Resource Estimates(2)(5)

				Company
	100% Basis			Share
	Tonnes	Grade	Pounds of U3O8	Pounds of U3O8
Deposit	(,000)	% U3O8	(,000)	(,000)

McClean — Sue E (6)	483.4	0.69	7,300	1,643
McClean — Sue D	24.2	0.39	209	47
McClean North	3.3	0.79	58	13
Midwest	25.0	0.80	400	101
Midwest A	9.2	21.23	4,300	1,082
Wheeler — Phoenix	23.8	7.30	3,811	2,287
Henry Mountains — Bullfrog	685.2	0.35	5,332	5,332
Henry Mountains -Tony M	779.9	0.16	2,750	2,750
Arizona Strip — Arizona 1	59.8	0.66	869	869
Arizona Strip — Canyon	64.0	1.08	1,523	1,523
Arizona Strip — Pinenut	86.5	0.54	1,037	1,037
EZ Complex	203.4	0.47	2,105	2,105
Mongolia — Hairhan	5,536.0	0.04	5,811	4,068
Mutanga — Mutanga	7,230.0	0.02	3,287	3,287
Mutanga — Dibwe	17,040.0	0.02	8,967	8,967
Mutanga — Mutanga Ext	500.0	0.03	400	400
Mutanga — Mutanga East	200.0	0.03	100	100
Mutanga — Mutanga West	500.0	0.03	400	400

Total Inferred Mineral Resources				36,011
Notes:

(1)
“White Mesa — Ore Stockpile” does not include stockpiled U3O8 which has been mined from deposits in the Colorado Plateau where no mineral reserve and mineral resource estimates have been prepared in accordance with NI 43-101.

(2)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(3)
The measured and indicated mineral resources were estimated at various block cut-off grades and 0.10% U3O8 was selected as most reasonable for the McClean deposits, 0.35% U3O8 for the Caribou deposit, 0.30% U3O8 for Midwest, 0.05% eU (0.059% eU3O8) for Midwest A, 0.80% U3O8 for Wheeler, 0.20% eU3O8 with a minimum thickness of 4 feet for Henry Mountains — Bullfrog, a 0.10% eU3O8 with a minimum thickness of 2 feet for Henry Mountains Tony M, 0.02% U (0.024% U3O8) with a minimum thickness of 2.0 metres for Mongolia, and a 100 ppm cutoff for Mutanga.

(4)	The Company’s share of the indicated mineral resources at Midwest also contains 4.35% nickel (8.55 million pounds) and 0.34% cobalt (0.68 million pounds).

(5)
The inferred mineral resources were estimated at various block cut-off grades and 0.10% U3O8 was selected as most reasonable for the McClean deposits, 0.30% U3O8 for Midwest 0.05% eU (0.059% eU3O8) for Midwest A, 0.80% U3O8 for Wheeler, 0.20% eU3O8 with a minimum thickness of 4 feet for Henry Mountains — Bullfrog, 0.10% eU3O8 with a minimum thickness of 2 feet for Henry Mountains — Tony M, 0.20% eU3O8 for the Arizona Strip and EZ 1 and EZ 2, 0.02% U (0.024% U3O8) with a minimum thickness of 2.0 metres for Mongolia, 100 ppm for Mutanga and Dibwe, and 200 ppm for Mutanga Ext, Mutanga East and Mutanga West.

(6)
The operator conducted confirmatory drilling on a portion of these resources outside the designed pit and late in 2006 submitted a preliminary analysis detailing an inferred resource of 2 million pounds on a 100% basis in this area, as compared to the 7.3 million pounds that Scott Wilson RPA has estimated. As at December 31, 2010, Scott Wilson RPA has not re-estimated the resource using the new drill information.

Except as stated below, the mineral reserve and mineral resource information shown above is as reported in the various technical reports prepared in accordance with NI 43-101 (the “Reports”) by Scott Wilson RPA, Geostat, CSA Global and SRK. See “Mineral Properties — McClean Lake,” “Mineral Properties — Midwest,” “Mineral Properties — Phoenix Deposit at the Wheeler Property”, “Mineral Properties — Henry Mountains Complex,” “Mineral Properties — Arizona Strip”, “Mineral Properties — Gurvan Saihan Joint Venture” and “Mineral Properties — Mutanga”.
Information on the McClean — Ore Stockpile was prepared from the year-end stockpile survey, mill feed and mine production data reported by ARC, the operator of the McClean Lake joint venture. The White Mesa — Ore Stockpile consists of ore mined from the Arizona 1 deposit and was prepared from mill feed and mine production data. Reserve and resource information in the Reports has been adjusted to reflect ore mined into Ore Stockpile and updated, in the case of Arizona and Pinenut, by Company personnel. The Midwest probable mineral reserve estimates have been reclassified, by the Company, to indicated mineral resources as a result of the decision not to proceed with the project at this time.
The reconciliations shown below detail the changes from the Company’s mineral reserve and mineral resource estimates reported as of December 31, 2009.
Reconciliation of Denison’s Share of Uranium Mineral Reserves
(in thousands of pounds U3O8)

	December 31,	2010	2010 Additions	December 31,
Reserves	2009	Throughput(1)	(Deletions)(2)	2010
McClean — Ore Stockpile	604	(388)	(47)	169
White Mesa — Ore Stockpile(3)	0	(198)	240	42

Total Reserves	604	(586)	193	211
Notes:

(1)	Corresponds to mill feed. The difference between the 2010 mill feed and Denison’s share of pounds of U3O8 produced is due to mill recovery and changes of in-process circuit inventory.

(2)	Additions or deletions of reserves include ore mined to stockpile and adjustments provided from mining and milling results.

(3)
“White Mesa — Ore Stockpile” does not include stockpiled U3O8 which has been mined from deposits in the Colorado Plateau where no mineral reserve and mineral resource estimates have been prepared in accordance with NI 43-101.

Reconciliation of Denison’s Share of Uranium Mineral Resources
(in thousands of pounds U3O8)

	December 31,	2010	2010 Additions	December 31,
Resources	2009	Ore Mined	(Deletions)(1)	2010
McClean — Caribou indicated	613	0	0	613
McClean — Sue E inferred	1,643	0	0	1,643
McClean — Sue D indicated	639	0	0	639
inferred	47	0	0	47
McClean North indicated	2,829	(6)	0	2,823
inferred	13	0	0	13
Midwest indicated	10,800	0	0	10,800
inferred	101	0	0	101
Midwest A indicated	1,460	0	0	1,460
inferred	1,082	0	0	1,082
Wheeler — Phoenix indicated	0	0	21,383	21,383
inferred	0	0	2,287	2,287
Henry Mountains — Bullfrog(2) indicated	4,674	0	0	4,674
inferred	5,332	0	0	5,332
Henry Mountains — Tony M(3) indicated	8,140	0	0	8,140
inferred	2,750	0	0	2,750
Arizona Strip — Arizona 1 inferred	956	(240)	153	869
Arizona Strip — Canyon inferred	1,523	0	0	1,523
Arizona Strip — Pinenut inferred	873	0	164	1,037
EZ Complex inferred	2,105	0	0	2,105
Mongolia — Hairhan indicated	5,524	0	8,322	13,846
inferred	2,439	0	1,629	4,068
Mutanga measured	1,992	0	0	1,992
indicated	5,817	0	0	5,817
inferred	13,154	0	0	13,154
Notes:

(1)	Additions or deletions of resources include reassessment of geological data and new or updated technical reports.

(2)
Henry Mountains — Bullfrog includes the Indian Bench and Copper Bench deposits. The Henry Mountains — Tony M includes the Southwest and Tony M deposits. See “Mineral Properties — Henry Mountains Complex.”

(3)
The Southwest deposit, which was included in the Bullfrog resources in the Henry Mountains Technical Report, was re-estimated as part of the Tony M report and these resources were moved from Henry Mountains — Bullfrog to Henry Mountains — Tony M. See “Mineral Properties — Henry Mountains Complex.”

Historical Estimates
On several of Denison’s mineral properties, where there are no current estimates of mineral reserves or mineral resources, as such terms are defined under NI 43-101, historical estimates exist. Several of these historical estimates have been reviewed and are considered reasonable and reliable.

On the Haraat deposit in Mongolia, Geologorazvedka prepared an estimate of mineral resources in 1998. These estimates are considered historical mineral resources under Section 2.4 of NI 43-101. The methodology for the Haraat resource estimate is considered reliable to the level of classification specified. Scott Wilson RPA considers that the mineral resources, as shown in the following table, in the Haraat area are equivalent to inferred mineral resources and, because they are potentially economic, they are relevant. See “Mineral Properties — Gurvan Saihan Joint Venture.”
Haraat Historical Mineral Resource Estimate

				Company’s
	100% Basis			Share
	Tonnes	Grade	Pounds U3O8	Pounds U3O8
Category	(,000)	(% U)	(,000)	(,000)

Inferred Mineral Resources	10,600	0.023	6,398	4,479
Notes:

(1)
The mineral resource estimate does not comply with the requirements of NI 43-101. In the opinion of Scott Wilson RPA, the classification complies with the definition standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”).

(2)	The cut-off grade is 0.01% eU (0.012%U3O8).

(3)	The historic resource estimates cannot be verified and the estimates are not necessarily indicative of the mineralization on the property.
In June 2007, the Company received a technical report entitled “Technical Report on the Elliot Lake Property, Elliot Lake District, Ontario” from Scott Wilson RPA (the “Elliot Lake Report”), a copy of which is available on Denison’s profile on the SEDAR website at www.sedar.com. Scott Wilson RPA compiled the historic mineral resources for the Elliot Lake deposits and reported in accordance with the requirements of NI 43-101. The mineral resource estimate is based on historical mine records at the time of the shutdown of the mines in 1992. No subsequent work has been carried out since that time.
Elliot Lake Historical Mineral Resources

	100% Basis and Company Share
	Tons	Grade	Pounds of U3O8
Category	(,000)	(pounds/ton)	(,000)

Developed	89,200	1.29	115,000
Undeveloped	80,500	1.13	90,000

			205,000
Notes:

(1)	The mineral resource estimate does not comply with the requirements of NI 43-101. CIM definitions are not used.

(2)	The cut-off grade is 0.8 pound/ton U3O8.

(3)	A minimum mining width of 6 feet was used and no mining recovery factors were applied.

(4)	The historic resource estimates cannot be verified and the estimates are not necessarily indicative of the mineralization on the property.
In the opinion of Scott Wilson RPA, although the historical estimate cannot be verified, the estimate is considered to be reasonable based on the estimation methods at the time. The current historical resource, without access to the drilling information, cannot be classified directly under the CIM classification standards incorporated under NI 43-101. The mineral resource estimates were originally classified for the purposes of the Elliot Lake Report as Developed and Undeveloped. Developed mineral resources are those resources that have been developed for mining and represent total mineralization remaining after partial extraction during the previous mining operations. Undeveloped mineral resources are located in blocks beyond existing development workings where no mining has taken place.

McClean Lake
Property Description and Location
McClean Lake is owned by Denison (22.5%) and its joint venture partners, ARC (70.0%) and OURD (7.5%). ARC is the operator/manager of the facility. Denison, ARC and OURD also jointly own the nearby Midwest project. It is planned that the Midwest ore will be milled at McClean Lake.
The McClean Lake facility is located approximately 26 kilometres west of the Rabbit Lake mine and approximately 750 kilometres north of Saskatoon.
The mineral property consists of four mineral leases covering an area of 1,147 hectares and 13 mineral claims covering an area of 3,111 hectares. The right to mine the McClean Lake deposits was acquired under these mineral leases, as renewed from time to time. Mineral leases are for terms of 10 years with the right to renew for successive 10-year periods provided that the leaseholders are not in default pursuant to the terms of the lease. The terms of the four mineral leases must be renewed between November 2015 and August 2016. A mineral claim grants the holder the right to explore for minerals within the claim lands and the right to apply for a mineral lease. Title to the mineral claims is secure until at least 2023. It is expected that the leases will be renewed in the normal course, as required, to enable all the McClean Lake deposits to be fully exploited.
For additional information on mineral leases, mineral claims and surface leases, see “Government Regulation — Land Tenure.”
The uranium produced from the McClean Lake deposit is subject to Saskatchewan uranium royalties under the terms of Part III of the Crown Mineral Royalty Schedule, 1986 (Saskatchewan), as amended, see “Government Regulation — Canadian Royalties.” In addition, a royalty of 2% of the spot market price on all U3O8 produced from the Sue E deposit is payable to the previous owner of a portion of the deposit.
Accessibility, Climate, Infrastructure and Physiography
Access to the McClean Lake site is by both road and air. Goods are transported to the site by truck over an all—weather road connecting with the provincial highway system. Air transportation is provided through the Points North airstrip about 25 kilometres from the project site.
The nearest permanent community is Wollaston Post, about 50 kilometres from the property. Workers commute to and from the site by aircraft landing at Points North then by bus to the site. While at the site, workers reside in permanent camp facilities. Personnel are recruited from the northern communities and major population centres, such as Saskatoon, and normally work one week on and one week off.
Site activities are carried out all year, despite the cold weather during the winter months. Mean daily temperatures range from —25°C in January to +15°C in July. The average length of the frost—free period is about 90 days.
Water for industrial activities is obtained from one of the many lakes and ponds that surround the area. Electric power is obtained from the provincial grid with stand—by power available as required.
All tailings from the McClean Lake processing facility are deposited in the TMF in the mined out JEB pit. In addition, the TMF has been designed to receive tailings from the processing of the high—grade Midwest and Cigar Lake ores.
The terrain at McClean Lake is typical of the Athabasca Basin area with glacial drift features following northeast—southwest trends to produce sand and gravel ridges. These ridges are surrounded by low—lying ground which is often water logged and dominated by muskeg. Small ponds and lakes cover over 25% of the area. Jack pine and spruce, rarely more than 10 metres high, are the predominant trees. Surface elevations range from 400 to 500 metres above sea level.

History
Canadian Occidental Petroleum Limited (“Canadian Oxy”) began exploring for uranium in northern Saskatchewan in 1974 in the area between the Rabbit Lake deposit and the Midwest Lake area where uraniferous boulder trains had been found previously. In April 1977, Canadian Oxy entered into a joint venture agreement with Inco Limited (“Inco”). During a diamond drilling program in 1977, one of the 47 drilled holes encountered encouraging uranium mineralization. During the next two years, extensive exploration work, including airborne geophysics, electromagnetic surveys and diamond drilling was carried out.
Mineralization was discovered at McClean Lake (the McClean North deposit) in January 1979 and follow up drilling later that year confirmed the existence of significant unconformity type uranium mineralization. Subsequent exploration resulted in the discovery in 1980 of the McClean South zone and the JEB deposit in 1982. The Sue deposits were discovered between 1988 and 1991, and the Caribou deposit in 2002.
In 1993, the owners of the Midwest and McClean Lake projects agreed to combine the two projects and develop them as a complementary development. Ownership interests in the respective joint ventures were interchanged, resulting in the Company acquiring a 22.5% interest in McClean Lake.
Geological Setting
The McClean Lake uranium deposits lie near the eastern margin of the Athabasca Basin in the Churchill Structural Province of the Canadian Shield. The bedrock geology of the area consists of Precambrian gneisses unconformably overlain by flat lying, unmetamorphosed sandstones and conglomerates of the Athabasca Group. The Precambrian basement complex is composed of an overlying Aphebian aged supracrustal metasedimentary unit infolded into the older Archean gneisses. The younger Helikian aged, Athabasca sandstone was deposited onto this basement complex. The basement surface is marked by a paleoweathered zone with lateritic characteristics referred to as regolith.
Exploration
Uranium mineralization at McClean North was discovered in January 1979 following extensive airborne electromagnetic surveying and drilling in the McClean Lake area. Further drilling led to the discovery of the McClean South trend in 1980. In the late 1980s, further airborne and ground geophysics, percussion and reconnaissance diamond drilling and delineation diamond drilling were carried out on the McClean North deposits.
Following the discovery of the Sue A deposit in 1988, diamond drilling was continued along the Sue trend leading to the discovery of the Sue E deposit in late 1991; however, it did not undergo development drilling until 2001. Sue D was explored by diamond drilling from the surface from 1989 to 1992 with additional fill-in holes drilled between 1994 and 2001.
The Caribou deposit was discovered during a winter drilling program in 2002.
Mineralization
Excluding the JEB deposit, which was mined out several years ago and which is now used as the TMF, the McClean Lake mineral reserves and mineral resources are located along two “trends” of mineralization, the Sue trend and the McClean trend. The Caribou pod is a singular deposit at this time.

The mineralized zones in the McClean trend occur as sausage—shaped pods straddling the unconformity between the Athabasca sandstones and the crystalline basement. The high grade part of the mineralized pods undulates from 13 metres above to 13 metres below the unconformity contact which is, on average, at a depth of 160 metres below the surface in this area. The host rocks for the mineralization are altered sandstones and Aphebian basement rocks usually altered to clay—rich rocks. There are 11 discrete pods, arranged along two separate but parallel trends (termed the North and South zones) separated by approximately 500 metres. Generally, mineralization in the basement is at the eastern extremity of the combined zone. Uranium mineralization is hosted in hematitically altered clay—rich zones in which illite forms massive layers. Uranium occurs as fine—grained coffinite, as veinlets and nodules of pitchblende and as massive masses of pitchblende/uraninite. Highly variable but generally small amounts of nickel arsenides are associated with the uranium.
The deposits of the Sue trend are along a linear trend on the western flank of the Collins Bay dome. These deposits trend north-south along or near a steeply east-dipping unit of graphitic gneiss within a 4.2 kilometre long basement conductor. Mining has been completed at Sue A, Sue B, Sue C and Sue E. The Sue D deposit lies north of Sue E and south of the Sue C pit along the Sue trend. Uranium mineralization is hosted by faulted/fractured brecciated and altered graphitic paragneiss.
Caribou is an unconformity and sandstone-hosted egress-type deposit similar to such deposits as Cigar Lake, McArthur, Collins Bay and Midwest. The Caribou mineralization consists primarily of uranium oxides (uraninite and pitchblende) with a suite of nickel-cobalt arsenides in a clay-altered matrix within the sandstones and fault breccias in the basement. The mineralization is concentrated along the Athabasca sandstone basement unconformity.
Drilling
As of April 30, 1990, when the diamond drilling of the McClean trend ceased, 416 diamond drill holes totalling 81,800 metres had been drilled into the McClean North and McClean South zones.
Sue D was explored by diamond drilling from surface from 1989 to 2001 with 70 holes totalling 13,395 metres drilled.
At Sue E, a total of 135 diamond drill holes have been cored for a total of 23,757 metres. Drill spacing was at 10 metre centres on 12.5 metre lines on all of the above properties. Open pit mining was completed in 2008; however there are resources south of the existing pit wall that could be extracted by underground mining methods.
The Caribou deposit was explored in 2002 with the drilling of 44 diamond drill holes for a total of 7,022 metres. Holes were drilled on 12.5-metre sections at a spacing of 5 metres.
Sampling and Analysis
The following description applies to all exploration on the McClean Lake property.
Following the completion of a drill hole, the hole is radiometrically logged using a downhole slim-line gamma probe. The gamma-log results provide an immediate equivalent uranium value (eU3O8%) for the hole, which, except in high grade zones, is reasonably accurate. The gamma-log results, however, have not been used for the purposes of estimating reserves.
Sample intervals are generally 500 millimetres long, except where higher or lower grade mineralization boundaries fall within the interval. In that case, two 250 millimetre samples are collected. Flank samples of 1.0 metre are always collected where mineralization is located. A background geochemistry sample is collected every 10 metres down the hole.

All sampled core is split in half, one half retained and the other sent to an independent laboratory. Lost core is not an issue at the McClean project as core recovery has been good. Control samples are routinely assayed with each batch of core samples analyzed.
The mineralization in the various McClean deposits is highly variable in both mineralogy and uranium content. The principal minerals identified in the deposits are pitchblende, uraninite and niccolite. As a result of the highly variable uranium content, a variable density formula was developed for the McClean deposits. This formula was modified over the years to account for the fact that it originally tended to underestimate U3O8 content where the U3O8 values were associated with high values of nickel and arsenic.
Security of Samples
No opinion can be given regarding security of samples in the mid to late 1970s and the late 1980s other than to indicate that subsequent geological work and all metallurgical and geotechnical work have confirmed the results. All procedures reviewed follow generally accepted industry practice. A good demonstration of the reliability is that JEB and the Sue deposits (A, B, C, and E) have been mined out and more uranium has been recovered into stockpiles than had been estimated from surface drilling.
Mineral Reserve and Mineral Resource Estimates
Mineral reserve estimation procedures have evolved over the years. At the time of the feasibility study in 1990, polygonal methods were used for the JEB, the Sue A, the Sue B, the Sue C deposits and for the McClean zones. Prior to the start of mining at the JEB deposit, the mineral reserves were re—evaluated using computerized methods whereby block models were constructed and geostatistical methods were implemented. Much more recently, these figures have been further fine tuned using Whittle pit optimization software. Throughout all this, the mineral reserve numbers have not changed materially. Appropriate tests and audits of the databases on all the McClean deposits have been carried out by qualified Denison personnel. In the case of JEB, Sue C and Sue B, the amount of U3O8 recovered into stockpiles was higher than that estimated from surface drilling.
The Company received a technical report from Scott Wilson RPA dated November 21, 2005, as revised February 16, 2006, on its mineral reserves and mineral resources at certain of the deposits at McClean Lake in which it has an interest entitled “Technical Report on the Denison Mines Inc. Uranium Properties, Saskatchewan, Canada” (the “McClean Technical Report”), a copy of which is available on the Company’s profile on the SEDAR website at www.sedar.com. The mineral resource estimates for Caribou, as reported in the McClean Technical Report, are as shown in “Mineral Properties — Summaries of Reserves and Resources.”
In preparing the McClean Technical Report, Scott Wilson RPA reviewed previous estimates of mineral reserves and mineral resources at the applicable properties, and examined and analyzed data supporting the previous estimates, as well as other available data regarding the properties, including extensive information from ARC.
For the Sue E deposit, Scott Wilson RPA constructed a block model using indicator kriging to both map out and geologically constrain mineralized areas. A block that had at least one nearby composite within 10 metres of its centre, and that had composites from at least two different drill holes in its search neighbourhood was classified as part of the indicated resource. The indicated resource was evaluated by Scott Wilson RPA using Whittle economic evaluation software showing that the Sue E pit economics were robust and mineral reserves were estimated. Mining was completed at the Sue E pit during 2008 recovering about 91% of the probable mineral reserves estimated by Scott Wilson RPA. Scott Wilson RPA classified approximately 7.3 million of the pounds outside the current pit as inferred mineral resources. Confirmatory drilling in 2006 by the operator has indicated that this may be reduced to 2.0 million pounds. Scott Wilson RPA has not re-estimated the mineral resources based on this drilling. Denison anticipates that underground mining methods will be used to extract this material.

The resource estimate for the Caribou deposit is based on a block model for which grade was interpolated using ordinary kriging. Since there were no plans for the mining of this deposit at the date of the McClean Technical Report, the economic potential was not evaluated and reserves were not estimated.
The Company received a technical report from Scott Wilson RPA dated March 31, 2006 on its mineral resources at the Sue D deposit entitled “Technical Report on the Sue D Uranium Deposit Mineral Resource Estimate, Saskatchewan, Canada” (the “Sue D Report”), a copy of which is available on the Company’s profile on the SEDAR website at www.sedar.com. Scott Wilson RPA carried out an independent resource estimate for Sue D by conventional 3-D computer block modeling. A minimum vertical mining width of two metres was employed with a 0.1% U3O8 cut-off.
Due to the significant increase in the price of uranium from 2004 to 2006, Denison requested Scott Wilson RPA to re-evaluate the uranium resources in the McClean North trend that are amenable to other methods of mining. The original McClean Technical Report had only evaluated mineral resources and mineral reserves of the high grade portions under the assumption that they would be mined using the blind shaft mining method. The Company received a technical report from Scott Wilson RPA dated January 31, 2007, on the mineral reserves and resources at the McClean North uranium project entitled “Technical Report on the McClean North Uranium Deposit Mineral Resource Estimate, Saskatchewan, Canada” (the “McClean North Technical Report”), a copy of which is available on the Company’s profile on the SEDAR website at www.sedar.com.
The re-evaluation of McClean North was carried out by conventional 3-D computer block modeling. Wire frames were constructed for each of pods 1, 2 and 5. The estimate included internal dilution, but not external dilution, and was carried out at a 0.1% U3O8 cut-off. This resource estimate is based entirely on diamond drill information. Block cell dimensions were selected at 8 metre model grid east west x 5 metre model grid north south and a 2 metre bench height or approximately 180 tonnes/block. Scott Wilson RPA constructed a resource wireframe based on kriging, and constructed a special waste wireframe, that generally surrounds the resource wireframe, using similar kriging parameters but with larger search distances. Subsequent to this report, the Company reviewed the block model and estimation procedures and revised slightly the mineral resource estimate for the McClean North deposit.
The McClean South trend is located parallel to and approximately 500 metres south of the McClean North trend. There are two presently known mineralized pods which were drilled by Canadian Oxy during 1979-1980 — the Southwest Pod and the Southeast Pod. Canadian Oxy prepared estimates of tonnages, grades and contained uranium for these deposits as of 1980. The results of these estimates are set out below.
McClean South Historical Estimates

				Company’s
				Share
	Tons	Grade	Pounds of U3O8	Pounds U3O8
Deposit	(000’s)	(% U3O8)	(000’s)	(000’s)
Southwest Pod	47.6	2.10	2,000	450
Southeast Pod	126.7	0.73	1,900	427.5
Notes:

(1)	The historical estimates do not comply with the requirement of NI 43-101. CIM definitions are not used.

(2)	The historical estimates cannot be verified and the estimates are not necessarily indicative of the mineralization on the property.

Denison is not treating the historical estimate as NI 43-101 defined mineral resources verified by a qualified person. This trend will require future evaluation.
Midwest
Property Description and Location
The Midwest and Midwest A uranium deposits at the Midwest project are two of several high-grade deposits at or near the contact between the basement complex and the sandstone in the Athabasca Basin in northern Saskatchewan. Midwest is owned by Denison (25.17%) and its joint venture partners, ARC (69.16%) and OURD (5.67%). ARC is the operator/manager. Denison, ARC and OURD are also the joint venture partners in the McClean Lake joint venture and the owners of the McClean Lake mill where the Midwest ore is planned to be milled.
The Midwest project is located near South McMahon Lake approximately 15 kilometres from the McClean Lake mill. The site is approximately 750 kilometres north of Saskatoon.
Since the completion of the underground test mine at the Midwest deposit in 1988 and 1989, the site has been under an environmental monitoring and site security surveillance program. At present, there is an inactive water treatment plant, two water storage ponds and a core storage area on the site and a dam in the Mink Arm of South McMahon Lake. All of the facilities used in the test mine program and all of the existing surface facilities are located on lands owned by the Province of Saskatchewan. The right to use and occupy the lands was granted in a surface lease agreement with the Province of Saskatchewan. The original surface lease agreement of 1988 was replaced by a new agreement in 2002. This new surface lease is valid for a period of 33 years. Obligations under the surface lease agreement primarily relate to annual reporting regarding the status of the environment, the land development and progress made on northern employment and business development. The Midwest surface lease covers an area of approximately 646 hectares.
The mineral property consists of three contiguous mineral leases covering an area of 1,426 hectares. The right to mine the Midwest deposit was acquired under these mineral leases, as renewed from time to time. The mineral leases are for terms of 10 years with the right to renew for successive subsequent 10 year periods, provided that the leaseholders are not in default pursuant to the terms of the lease. The term of one of the mineral leases expires in December 2013 and the other two expire in December 2018. The Company expects that the leases will be renewed in the normal course, as required, to enable the Midwest deposit to be fully exploited.
For additional information on mineral leases and surface leases, see “Government Regulation — Land Tenure.”
The uranium produced from the two Midwest deposits will be subject to Saskatchewan uranium royalties under the terms of Part III of the Crown Mineral Royalty Schedule, 1986 (Saskatchewan), as amended, see “Government Regulation — Canadian Royalties.” In addition, a portion of Denison’s interest in the Midwest project (i.e. 5.5% of the project reducing to 3.44% after payout) is subject to a sliding—scale, gross overriding royalty ranging from 2% to 4% payable to two previous owners of a portion of the Midwest project.
Accessibility, Climate, Infrastructure and Physiography
Access to the Midwest project is by both road and air. Goods are transported to the site by truck over an all—weather road that connects to the provincial highway system. Air transportation is provided through the Points North airstrip approximately 4 kilometres from the project site. The nearest permanent community is Wollaston Post, about 70 kilometres from the property on the other side of Wollaston Lake.

Site activities are carried out all year despite the cold weather during the winter months. Mean daily temperatures range from —25°C in January to +15°C in July. The average length of the frost—free period is about 90 days.
Water for industrial activities is obtained from one of the many lakes and ponds that surround the area. Electric power can be accessed from the provincial grid through nearby Points North.
No tailings storage areas are expected to be required at Midwest since it is planned that all Midwest ore will be transported to the McClean Lake mill for processing, with all resulting tailings being disposed of in McClean Lake’s licensed TMF.
Surface facilities and infrastructure at the Midwest project will consist of a water treatment plant and other facilities necessary to support the mining operation and the ore shipment activities. Ample area for these facilities is available on the existing surface lease.
The terrain at Midwest is typical of the Athabasca Basin area with glacial drift features following northeast-southwest trends to produce sand and gravel ridges. These ridges are surrounded by low lying ground which is often water logged and dominated by muskeg. Over 25% of the area is covered by small ponds and lakes. Jack pine and spruce, rarely more than 10 metres high, are the predominant trees. Surface elevations range from 400 to 500 metres above sea level.
History
Initial exploration work in the vicinity of the two Midwest deposits began in 1966. Canada Wide Mines Ltd., a subsidiary of Esso Resources Canada Ltd., was operator of the project from 1968 to 1982. From 1968 to 1975, exploration was carried out on an exploration permit which included the area covered by the current mineral leases. Most of the work was concentrated on the area near South McMahon Lake where uranium mineralized boulders were found. In 1974, the exploration permit was changed to mineral leases.
During the winter season of 1977, one of the holes drilled through the unconformity encountered radioactive mineralization. In January 1978, the Midwest deposit was intersected by the first drill holes. During 1978 through 1980, a further 439 holes were drilled (for a total of about 650) to delineate the deposit and to explore the surrounding area of the mineral leases.
In 1987, Denison acquired a 45% interest in the Midwest project and became the operator. An underground test mine program was completed in 1989 which confirmed the results of the surface drilling program and identified a high-grade mineral reserve containing 35.7 million pounds of U3O8 at an average diluted grade of 99 pounds per tonne, mineable by underground methods.
In 1993, the respective owners of McClean Lake and Midwest combined their interests to make one complementary project with one mill at McClean Lake. In order to accomplish this, a portion of Denison’s interest in Midwest was exchanged for an interest in McClean Lake. This transaction, together with several related ownership changes, resulted in Denison’s ownership interest in Midwest being reduced to 19.5% and Minatco, ARC’s predecessor in title, becoming the operator.
In 1999, Denison increased its interest in Midwest by 5.50% through the exercise of first refusal rights. With the uncertainty of the timing and costs of the Midwest development and the desire to eliminate the obligation to pay advance and future royalties on production from Midwest, Denison decreased its interest in Midwest from 25% to 19.96% effective March 31, 2001. ARC, the operator/manager of Midwest, also reduced its interest from 70.5% to 54.84% for the same reason.

At the end of 2004, in order to take advantage of uranium prices rapidly increasing, Denison again increased its interest at Midwest, along with its joint venture partners, by buying the 20.70% interest in Midwest then held by Redstone Resources Inc. This purchase permitted Denison to acquire a further 5.21% interest in Midwest, bringing its interest to 25.17% and adding 1.7 million pounds to the Company’s uranium resource base. ARC’s interest increased to 69.16% and OURD’s interest increased to 5.67%.
Exploration activities resumed in 2004 some three kilometres to the northeast of the Midwest deposit to test ground around a historic hole MW338 that had returned an isolated intercept of 3.8 metres at 6.9% U3O8. Continuing exploration identified the Midwest A deposit and several other mineralized areas, including the Josie Zone, lying between the Midwest and the Midwest A deposits.
Geological Setting
The Midwest uranium deposits lie near the eastern margin of the Athabasca Basin in the Churchill Structural Province of the Canadian Shield. The bedrock geology of the area consists of Precambrian gneisses unconformably overlain by flat lying, unmetamorphosed sandstones and conglomerates of the Athabasca Group. The Precambrian basement rocks are Aphebian—aged, are termed the Wollaston Group, and are essentially graphitic pelitic metasediments. These pelitic metasediments form a steeply dipping syncline which trends northeast. The basement surface is marked by a paleoweathered zone with lateritic characteristics referred to as regolith.
Exploration
Initial work on the property was a regional airborne geophysical survey, which located conductors below the sandstone cover. Ground prospecting identified a radioactive boulder field, and subsequent drill testing of the conductors located the mineralization in 1978.
After Denison acquired a 45% interest in the project and became the operator in 1987, an underground exploration test mine program was initiated at the Midwest deposit. From the fall of 1988 through April 1989, a 3.7 metre diameter shaft was sunk to a depth of 185 metres on the west shore of the Mink Arm of South McMahon Lake. From a depth of 170 metres, a crosscut was driven a total of 180 metres east. At the end of the crosscut, a blind-hole boring rig was installed to test the unconformity and related mineralization. Blind—hole boring of two 1.2 metre diameter holes through the mineralization was then carried out.
The two known uranium occurrences in the area (Midwest deposit and Midwest A deposit) lie along a long resistivity low corresponding to a conductor associated with the graphite-bearing gneissic units of the basement. The other exploration tool of choice is rock geochemistry and clay mineralogy in drill hole core samples, mostly to define alteration haloes in the overlying Athabasca sandstone.
Mineralization
The Midwest deposit is lens to cigar—shaped, 215 metres long with two main pods of high—grade mineralization separated by a 50 metre long section of low grade disseminated mineralization. The average width is 80 metres with a maximum of 128 metres. Thickness of the zone averages 10 metres with a maximum of 30 metres. Overall, the deposit is high grade at 5.50% U3O8. Nickel and arsenic average grades are high, at 4.3% and 5.3% respectively.
The Midwest deposit is representative of a typical unconformity type zone, whereby 99.5% of the resources are located at the basement sandstone contact either in the basal conglomerate or in the upper basement unit.

Locally, mineralized lenses occur along steep faults above and below the main unconformity mineralization. These are termed “perched” and “deep basement mineralization” respectively.
The Midwest A deposit is located at a depth of between 175 and 210 metres below the surface. It consists of several sub-parallel high-grade mineralized zones. These structures are surrounded by low-grade remobilized and clay-rich mineralization that has formed in the typical ‘pancake’ morphology. This occurs on several layers, with the most pronounced being located in the sandstone just under the contact with the chlorite zone, immediately under a conglomerate marker horizon located at approximately 175 metres below surface. This conglomerate layer has been somewhat disturbed and locally destroyed by the quartz dissolution associated with the mineralization. Another layer, more poorly defined, occurs just above the unconformity. The mineralized structures also exhibit structurally controlled roots that go well down into the basement (as far as 70 metres beneath the unconformity).
Drilling
Over 650 drill holes have tested the Midwest property prior to 2004, of which 100 surface (and wedged extensions) and three underground holes have been used for resource estimations. Eighty of these are NQ diamond drill holes from the surface, 20 are PQ holes drilled for metallurgical test work, and three are confirmation holes drilled from the underground crosscut. All of the surface holes were geologically and geotechnically logged and sampled by previous owners, while the underground holes were logged and sampled by Denison.
Of the 103 holes used for estimation of the Midwest resources, 22 did not have downhole survey information and therefore were assumed to be vertical. A statistical analysis carried out in 1982 indicated that at the 285 metre level, these supposedly vertical holes could have deviated by as much as 12 metres with an average of roughly five metres. Sensitivity studies have been carried out and indicate that, if the block boundaries remain fixed, the uncertainty in hole location for these 22 holes causes a fluctuation of 8% in tonnes, 5% in metal content and 3% in grade.
The resource estimate for Midwest A is based on 85 core holes drilled between 2005 and 2007, as well as 29 vertical core holes drilled in 1979 and 1980, and in 1989. Additional drilling has been carried out since the date of the resource estimate.
Sampling and Analysis
Due to the nature of the mineralization, lost core is a significant issue. Lost core ranges between 0% and 50%, with an average core loss of 33% for the drill holes included in the resource estimation for the Midwest deposit. The original owners initiated a convention which is conservative and has withstood many audit procedures over the years. The value assigned to lost core is the lowest assay of recovered material from one of three samples. These samples are: (1) the sample within which the lost core occurs; (2) the sample immediately above the one containing the lost core; and, (3) the sample immediately below the one containing the lost core.
Core recovery from the 2005 to 2007 Midwest A drilling was substantially improved in relation to earlier drilling, with 86% overall core recovery. The sections of poor core recovery occur with more frequency in the sandstone just above the unconformity.
Geochemical rock samples from the 2005 to 2007 drilling were shipped to and analysed by Saskatchewan Research Council Geoanalytical Laboratories (“SRC”) in Saskatoon. Quality control procedures in place at SRC include a systemic insertion of blanks, duplicates and standards. Radiometric data are converted into % eU in a standard manner.

Security of Samples
No opinion can be given regarding security of samples by the previous owners in the mid to late 1970s, other than to indicate that subsequent geological work, and all metallurgical and geotechnical work, including the sinking of a shaft and a test mining program in the late 1980s, have given no cause to doubt the veracity of the samples from which the resource estimations are based. The best confirmation that proper security of samples was maintained is the previously mentioned report on the assay data, where the assay data base was checked at two external labs and found to contain an average variation of only 4% for values greater than 0.5% U3O8.
No special security measures were enforced for the core samples from drilling since 2005. They are transported to the core shack and logging facility in sealed, standard, wooden core boxes, where they are photographed, logged, radiometrically scanned and, in some cases, split or chipped. Bagged samples are shipped to SRC in plastic pails or metallic containers.
Mineral Reserve and Mineral Resource Estimates
From June 1978 to October 1980, there were a total of 13 discrete “reserve estimation” reports published on the Midwest deposit by the previous owners.
The Company retained Scott Wilson RPA to independently review and audit its previously reported mineral reserves and resources in accordance with the requirements of NI 43-101. The Company received a technical report from Scott Wilson RPA dated June 1, 2005, revised on February 14, 2006, on its mineral reserves and resources at the Midwest uranium project entitled “Technical Report on the Midwest Uranium Deposit Mineral Resource and Mineral Reserve Estimates, Saskatchewan, Canada” (the “Midwest Technical Report”), a copy of which is available on the Company’s profile on the SEDAR website at www.sedar.com.
In preparing the Midwest Technical Report, Scott Wilson RPA reviewed previous estimates of mineral reserves and mineral resources, and examined and analyzed data supporting the previous estimates, as well as other available data regarding the properties, including extensive information from ARC. For the purpose of the economic analysis for determining reserves for the open pitable deposit, Scott Wilson RPA used a 0.3% U3O8 mining cut-off, mining costs based on previous actual operating experience at Sue C, historical milling costs at the JEB mill and a uranium price of $23.20 per pound of U3O8. Scott Wilson RPA constructed a block model based on a total of 265 surface drill holes. Scott Wilson RPA adopted the ARC unconformity and sandstone mineralization interpretation with some minor modifications. The total reserve in the Scott Wilson RPA estimate is approximately 24% greater than the previously reported estimates due to the addition of the South Extension Zone and increased U3O8 grade estimates due to the application of a density weighted methodology. This block model was then used as the basis for evaluation of open pit economics using an industry standard Whittle software analysis program. As a result of increased costs and other economic factors, the Midwest mineral reserves were reclassified to mineral resources in 2008 pending a decision to proceed with the development of the Midwest deposit.

Midwest Mineral Resources (1) (2) (3)

				Company
	100% Basis			Share
	Tonnes	Grade	Pounds of U3O8	Pounds of U3O8
Category	(000’s)	(% U3O8)	(000’s)	(000’s)
Indicated	354.0	5.50	42,900	10,800
Inferred	25.0	0.80	400	101
Notes:

(1)
The Midwest Technical Report estimated probable mineral reserves but they were reclassified by the Company to indicated mineral resources in 2008 as a result of the decision not to proceed with the development of the project at this time.

(2)	The cut-off grade for the Midwest indicated resources is 0.30% U3O8.

(3)	The indicated mineral resources also contain 4.35% nickel (Company share of 8.55 million pounds) and 0.34% cobalt (Company share of 0.68 million pounds).
Geostat was retained to complete an independent technical review of the Midwest A uranium deposit. Geostat’s review was carried out and a report was prepared in compliance with the standards of NI 43-101. The Company received Geostat’s report on the mineral resources of the Midwest A deposit, dated January 31, 2008, entitled “Technical Report on the Midwest A Uranium Deposit of Saskatchewan, Canada” (the “Midwest A Technical Report”), a copy of which is available on the Company’s profile on the SEDAR website at www.sedar.com.
In preparing the Midwest A Technical Report, Geostat delineated mineralized envelopes on drill section planes at 25 metre intervals, mostly based on equivalent uranium grades and a cut-off of 0.05% eU. As a general rule, the mineralized shapes look simple on both extremities of the zone while they seem to have a more complex geometry in the centre part of the zone. In that centre part, a small high-grade pod is defined within the outline of the mineralized zone itself around a few intercepts of significant length and consistently showing high grades, generally above 10% eU.
Once mineralized solids and the location and cut-off grades of composites within those solids were defined, the next step was to fill the solids with small blocks on a regular grid and interpolate the grade of each block from the grades of composites close to the blocks. Blocks of the current resource model are 10 x 10 x 3 metres and they are oriented along the strike of the deposit. The procedure used calculates the proportion of each mineralized solid in each resource block on the regular grid. All together, 1,461 resource blocks have some mineralized material with proportions ranging from 0.6% to 100%, and an average of 47.6%.
Volumes of mineralized material of each solid, obtained by adding block fractions, are reasonably close to the mineralized solid volumes. For the low-grade solids, the interpolation of the uranium grade of the block fraction in a given solid is done with ordinary kriging following search conditions as defined by variography routines. With the above conditions, the grade of all low-grade fractions in the 1,461 blocks can be interpolated. For the high-grade solid (only 73 blocks with some fraction of that material from 0.2% to 49.2%), no local block grade interpolation was attempted. An 18% U fixed value (reasonably close to the average composite grade of 18.6% U) has been assigned to all block fractions. This approach corresponds to kriging with a pure nugget effect variogram.
The resource block model leads to resource estimates provided that volumes are converted into tonnages. Since at this time, there are no density measurements from Midwest A core samples, densities used are based on the density model defined for the nearby Midwest deposit. In this model, fixed densities (from 2.24 to 2.34 tonnes per cubic metre) are assigned to material in given uranium grade categories (from 0 to 6% U), and a fixed density of 2.8 tonnes per cubic metre is used for the high-grade material.

Geostat classified the Midwest A mineral resources as follows:
Midwest A Mineral Resources(1) (2)

				Company
	100% Basis			Share
	Tonnes	Grade	Pounds of U3O8	Pounds of U3O8
Category	(000’s)	(% U3O8)	(000’s)	(000’s)
Indicated	464.0	0.57	5,800	1,460
Inferred	9.2	21.23	4,300	1,082
Notes:

(1)	The mineral resource estimates comply with the requirements of NI 43-101 and the classifications comply with CIM definition standards.

(2)	The cut-off grade is 0.05% eU.
Other Midwest Information
For taxes and royalties, see “Government Regulation — Canadian Royalties” and “Government Regulation — Canadian Income and Other Taxes.”
Phoenix Deposit at the Wheeler Property
Property Description and Location
Denison has a 60% interest in the Wheeler River Joint Venture consisting of 19 unsurveyed mineral claims totalling 11,720 hectares in northern Saskatchewan. Denison has been the operator since November 10, 2004. The other partners are Cameco (30%) and JCU (Canada) Exploration Company, Limited (“JCU”) (10%). There are no back-in rights or royalties applicable to this property. There is an annual requirement of $0.3 million either in work or cash to maintain title to the mineral claims. Based on previous work submitted and approved by the Province of Saskatchewan, title is secure until 2031.
The Phoenix deposit lies within the Wheeler River property located along the eastern edge of the Athabasca Basin in northern Saskatchewan and is located approximately 35 km north-northeast of the Key Lake mill and 35 km southwest of the McArthur River uranium mine.

The map below shows the Wheeler River property and the location of the Phoenix deposit.
Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Phoenix deposit is by road or air from Saskatoon. The Phoenix deposit is well located with respect to all-weather roads and the provincial power grid. Vehicle access to the property is by the provincial highway system to the Key Lake mill then by the ore haul road between the Key Lake and McArthur River operations to the eastern part of the property. An older access road, the Fox Lake Road, between Key Lake and McArthur River, provides access to most of the northwestern side of the property. Gravel and sand roads and drill trails provide access by either four-wheel-drive or all-terrain-vehicle to the rest of the property.
The climate is typical of the continental sub-arctic region of northern Saskatchewan, with temperatures ranging from +32°C in summer to -45°C in winter. Winters are long and cold, with mean monthly temperatures below freezing for seven months of the year. Winter snow pack averages 70 cm to 90 cm. Freezing of surrounding lakes, in most years, begins in November and breakup occurs around the middle of May. The average frost-free period is approximately 90 days. Field-operations are possible year round with the exception of limitations imposed by lakes and swamps and the periods of break-up and freeze-up.

Average annual total precipitation for the region is approximately 450 mm, of which 70% falls as rain, with more than half occurring from June to September. Snow may occur in all months but rarely falls in July or August. The prevailing annual wind direction is from the west with a mean speed of 12 km/hr.
La Ronge, roughly 170 km south of the project, is the nearest commercial/urban centre where most exploration supplies and services can be obtained. The operating Key Lake mill complex is approximately 35 km southwest of the property. Personnel working on the project commute from a number of designated communities by air.
Field operations are currently conducted from Denison’s Wheeler River camp, three kilometres due southwest of the Phoenix deposit. The camp provides accommodations for up to 30 exploration personnel. Fuel and miscellaneous supplies are stored in existing warehouse and tank facilities at the camp. The site generates its own power. Abundant water is available from the numerous lakes and rivers in the area.
The property is characterized by a relatively flat till plain with elevations ranging from 477 metres to 490 metres above sea level. Throughout the area, there is a distinctive north-easterly trend to landforms resulting from the passage of glacial ice from the northeast to the southwest. The topography and vegetation at the Phoenix deposit are typical of the taiga forested land common to the Athabasca Basin area of northern Saskatchewan. The area is covered with between 30 metres to 50 m of overburden. The terrain is gently rolling and characterized by forested sand and dunes. Vegetation is dominated by black spruce and jack pine, with occasional small stands of white birches occurring in more productive and well-drained areas. Productive lichen growth is common to this boreal landscape mostly associated with mature coniferous stands and bogs.
History
The Wheeler River property was staked on July 6, 1977, due to its proximity to the Key Lake uranium discoveries, and was vended into an agreement on December 28, 1978 between AGIP Canada Ltd. (“AGIP”), E&B Explorations Ltd. (“E&B”) and Saskatchewan Mining Development Corporation (“SMDC”), with each holding a one-third interest. On July 31, 1984, each party divested a 13.3% interest and allowed Denison Mines Limited, a predecessor company to Denison, to earn in to a 40% interest.
In late 2004, Denison entered into an agreement to earn a further 20% interest by expending Cdn$7,000,000 within six years. At that time, Denison became the project operator. In 2007, when the earn-in obligations were completed, the participating interests were Denison, 60%; Cameco, 30%; and JCU: 10%.
The former operator, Cameco, had identified a major geological unit termed the “quartzite ridge” and had noted extensive dravite (boron) alteration in the overlying sandstones. Cameco discovered several uranium mineralized intercepts that occurred in a variety of geological settings throughout the property.
During the initial years of its option, Denison targeted the west area, or footwall side of the quartzite ridge. In 2007, Denison completed a major DC resistivity survey to the north of an earlier Cameco 2003 resistivity survey. Interpretation of the 2007 resistivity survey lead to the recommendation for drilling three holes to test two separate resistivity lows, both interpreted to represent “alteration chimneys” within the Athabasca sandstone.

In the summer of 2008, as a direct result of the 2007 DC resistivity survey along the hanging wall of the quartzite ridge, two drill holes were located 600 metres apart along the same low resistivity trend. This drilling intersected a zone of characteristic sandstone alteration and uranium mineralization linked to unconformity-associated uranium deposits. The resulting DC resistivity anomalies were tested for sandstone “breaches,” postulated to represent alteration plumes emanating from mineralization at the unconformity. All drill holes during the summer of 2008 intersected either uranium mineralization or very strong alteration close to mineralization.
Subsequent drill programs conducted during 2009 and 2010 have established significant milestones in the advancement of the project in terms of continuity and extending the high-grade mineralized zone for a strike length of greater than 900 metres.
Geological Setting
The Phoenix deposit is an Athabasca Basin unconformity-type uranium deposit lying along the eastern flank of the Athabasca Basin where, undeformed, late Paleoproterozoic to Mesoproterozoic sandstones, conglomerates, and mudstones of the Athabasca Group unconformably overlie early Paleoproterozoic and Archean crystalline basement rocks. The local geology of the Phoenix deposit is very much consistent with the regional geology.
Uranium mineralization at the Phoenix deposit is of the unconformity-type, associated with the unconformable surface beneath proterozoic sediments. These are generally interpreted to result from interaction of hydrothermal fluids with redox conditions prevalent at the intersection of local and regional faults with the uncomformable surface. Two styles of mineralization have been traced over a strike length of 900+ metres along the Phoenix deposit. They comprise:
a)
Unconformity-hosted uranium mineralization: This is the most widespread and primary style of mineralization identified to date and the basis for the resource estimate. Mineralization forms as a sub-horizontal sheet that is developed in the lowermost Athabasca sandstone from 390 metre to 420 metre depths immediately above the sub-Athabasca unconformity, or straddling the unconformity and extending downward for several metres into the underlying basement Proterozoic Wollaston Group metasedimentary rocks. In some instances, the main mineralized zone is comprised of one to three (1-3 metre) thin, stacked zones. Uranium mineralization appears to be structurally controlled by a northeast-southwest trending (55º azimuth) shear fault which dips 55º to the southeast.

Mineralization is monomineralic uranium as uraninite/pitchblende and may have some relationship to the extensions of the shear and its various hanging wall splays; hence, movement on these faults is interpreted to have continued after deposition of the lower members of the Manitou Fall Formation of the Athabasca Group. The shear and its various interpreted hanging wall splays may have been the main conduit for the mineralizing fluids. Values of all accompanying metals are low, particularly in comparison with several other Athabasca Basin sandstone-hosted deposits, which can have very high values for nickel, cobalt, and arsenic.
Mineralization is associated with extensive clay alteration and varying degrees of silicification and desilicification which affects densities of the lower sandstone. The principal clay minerals are illite, chlorite, kaolinite, and dravite, with alteration focused along structures propagating upward from the shear and associated splays, and probably does not exceed 100 metre width across strike, making this a relatively narrow target. The basement in the northeast part of the Phoenix deposit is much more extensively bleached and clay altered than that to the southwest.

b)
Basement-hosted mineralization: This is the second type of mineralization, occurring along several portions of the Phoenix deposit. Basement hosted mineralization is developed as steeply dipping, discontinuous, thin (1-3 metre thick), parallel to sub-parallel zones along fractures associated with the shear fault zone for up to 20 metres below the sub-Athabasca unconformity, and vertically below the unconformity-hosted mineralization.

Exploration, Drilling Sampling and Analysis
Since the discovery of Key Lake in 1975-1976, the Key Lake exploration model has emphasized the geographic association between uranium deposition at, above, or below the unconformity at locations where graphitic pelite units in the basement subcropped against the basal Athabasca sandstone. The graphitic pelite units are commonly intensely sheared in contrast to the physically more competent adjoining rock types that included semipelite, psammite, meta-arkose, or granitoid gneiss. Effective and efficient use of airborne and ground EM systems was used to map moderate-to-high conductive graphitic pelite units versus the relatively resistive and non-conductive quartz-feldspathic rock types.
However, since discovery of the McArthur River deposit in 1988, the McArthur River exploration model has emphasized a different association of uranium mineralization and rock type. At McArthur River, one of the most significant rock types in the basement succession is a massive, homogenous, and competent quartzite. Mechanically, particularly compared to the adjacent layered members of the basement stratigraphy, the quartzite is extremely strong, and thus exerts an important control both in basement and post-Athabasca sandstone structural evolution. Both the footwall and hanging wall contacts of the quartzite unit, particularly if these contacts involve highly incompetent rocks such as graphitic pelite, even if these are quite thin, become sites of major thrust, reverse, and strike-slip faults. Although these faults are loci for mineralization; the poor conductivity, low magnetic susceptibilities and specific gravity (density) values associated with the quartzite, as well as other quartzose feldspathic rocks, limits the effectiveness of airborne and ground geophysical methods in mapping these basement units overlaid by hundreds of meters of sandstone cover. Thus, borehole geochemistry and drilling are the primary exploration methods.
During the period 1978 through 2006, the operator of the Joint Venture conducted several small regional campaigns of geotechnical drill testing geophysical anomalies (electromagnetic conductors) located by airborne and ground geophysical surveys across the Phoenix deposit area. Diamond drilling on the Phoenix deposit is the principal method of exploration and mineralization delineation after initial geophysical surveys. Drilling can generally be conducted year round on Phoenix.
During 2009, three drill programs were carried out, each of which established significant milestones in the advancement of the project. During the winter program, the first indications of significant mineralization came from Hole WR-258, which returned 11.2% U3O8 over 5.5 metres from a depth of 397 metres. The summer drill program continued to test the discovery, with hole WR-273 returning a value of 62.6% U3O8 over 6.0 metres at a depth of 405 metres. Mineralization was monomineralic pitchblende with very low concentrations of accessory minerals and was reported to be remarkably similar to the high-grade McArthur River P2 deposits. Most of the mineralization occurs as a horizontal sheet within the basal Athabasca sandstone proximal to where a graphitic pelite unit in the basement intersects the unconformity. In addition, the alteration changes to the northeast with intense and strong basement bleaching becoming more prominent, and the strongest graphitic faulting yet observed. A further drill program in the fall of 2009 established continuity in this high-grade mineralized zone and has extended the mineralized zone as a possibly continuous unit for a strike length of greater than one kilometre.
To date, the Phoenix deposit database contains 104 drill holes totalling 48,898 metres of diamond drilling from surface, of which 69 holes totalling 31,721 metres delineate Zones A and B.

Denison geologists collect a suite of samples from each drill hole for determining the content and distribution of trace elements, uranium, and clay minerals (alteration). Denison obtains assays for all the cored sections through mineralized intervals. All samples for assay or geochemical species determination are sent to SRC in Saskatoon. Samples for clay analyses are sent to Rekasa Rocks Inc., in Saskatoon.
Several types of samples are collected routinely from drill core at Phoenix. These include:
•	systematic composite geochemical samples of both Athabasca sandstone and metamorphic basement rocks to characterize clay alteration and geochemical zoning associated with mineralization;
•	selective grab samples and split-core intervals for geochemical quantification of geologically-interesting material and mineralized material, respectively;
•	samples collected for determination of specific gravity — dry bulk density; and
•	non-geochemical samples for determination of mineralogy to assess alteration patterns, lithology types and mineralization characteristics.
Selective samples form a quantitative assessment of mineralization grade and associated elemental abundances, while the systematic and mineralogical samples are collected mainly for exploration purposes to determine patterns applicable to mineral exploration. These sampling types and approaches are typical for uranium exploration and definition drilling programs in the Athabasca Basin.
There are 1,498 U3O8 analysis records totalling 569 metres in the Phoenix deposit — Wheeler River project database.
For additional information on the protocols used by Denison and its consultants in the drilling, sampling and analysis of the Phoenix deposit, see “Quality Assurance and Quality Control Procedures and Protocols.”
Mineralization
Mineralization is monomineralic uranium as uraninite/pitchblende. Values of all accompanying metals are low, particularly in comparison with several sandstone-hosted deposits, which can have very high values for nickel, cobalt and arsenic. The Phoenix deposit mineralization occurs at the unconformity contact between rocks of the Athabasca group and underlying lower Proterozoic Wollaston Group metasedimentary rocks.
Mineralization and alteration has been traced over a strike length of 900 metres. Since the discovery hole WR-249 was drilled in 2008, 106 drill holes have reached the target depth, identifying two distinct zones (Zone A and B) of high-grade mineralization along with two other zones (Zones C and D) which are less explored.
Alteration is classical unconformity-associated style, with a form and nature similar to other Athabasca Basin deposits. The sandstones are altered for as much as 200 metres above the unconformity, and exhibit varying degrees of silicification and desilicification (which causes many technical drilling problems), as well as dravitization, chloritization, and illitization. In addition, hydrothermal hematite and druzy quartz are present in the sandstone and often in the basement rocks. Alteration is focused along structures, propagating upward from the WS shear and associated splays, and probably does not exceed 100 metres width across strike, making this a relatively narrow target. The basement in the northeast part of the Phoenix deposit is much more extensively bleached and clay altered than that to the southwest.

Security of Samples
Drill core samples are collected and processed at Denison’s Wheeler River camp facility located on the property, which is off limits to outsiders. Samples are logged, split, bagged and stored in pails designed by Denison staff at the core preparation facility. Because the mineralized drill cores are classified as hazardous materials and must be regulated under transport of dangerous goods, Denison staff have been trained in the proper handling and transport of the cores and deliver them from the core facility directly to the SRC facilities without outside contact, generally every two weeks.
SRC considers customer confidentially and security of utmost importance and takes appropriate steps to protect the integrity of sample processing at all stages from sample storage and handling to transmission of results. All electronic information is password protected and backed up on a daily basis. Electronic results are transmitted with additional security features. Access to SRC Geoanalytical laboratories’ premises is restricted by an electronic security system. The facilities at the main lab are regularly patrolled by security guards 24 hours a day.
After the analyses described above are completed, analytical data are securely sent using electronic transmission of the results, by SRC to Denison. The electronic results are secured using WINZIP encryption and password protection. These results are provided as a series of Adobe PDF files containing the official analytical results and a Microsoft Excel spreadsheet file containing only the analytical results.
Mineral Resource Estimation
Denison retained SRK to supervise the preparation of and to complete an independent technical review of the Phoenix deposit. The Company received such report dated November 17, 2010 entitled “Technical Report on the Phoenix Deposit (Zones A & B) — Wheeler River Project, Eastern Athabasca Basin, Northern Saskatchewan, Canada” (the “Phoenix Report”) prepared in accordance with the requirements of NI 43-101. A copy of this report is available on the Company’s profile on the SEDAR website at www.sedar.com.
In the Phoenix Report, SRK classified the Phoenix mineral resource estimates as follows:
Phoenix Mineral Resources

				Company’s
	100% Basis			Share(1)
	Tonnes	Grade	Pounds U3O8	Pounds U3O8
Category	(,000)	of U3O8	(,000)	(,000)

Indicated	89.9	18.00	35,638	21,383
Inferred	23.8	7.30	3,811	2,287

Notes:

(1)	Denison’s share is 60% of total mineral resources.

(2)
Inferred mineral resources have a greater amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher classification.

(3)	Mineral resources are not mineral reserves and do not have demonstrated economic viability. No mineral reserves have as yet been defined.

(4)	Cut-off grade 0.8% U3O8.

(5)	Mineral resources are estimated with no allowance for mining dilution, mining recovery or process recovery.
This resource estimate was carried out on a mix of chemical and radiometric probe data. Although there is a correlation between data, the probe grades tended to be lower in all of the subzones and are only used when the hole had less than 80% core recovery. The probe estimates the grade outside of the drill hole while the chemical grade is the grade of the core internal to the hole. Core sections that did not meet a minimum GT (Grade in % U3O8 x Thickness in metres) of 0.05 m% U3O8 or were not sent in for assay were classified as “barren” and an assay value of 0.0 was assigned through the mineralized zone.

Henry Mountains Complex
The Henry Mountains Complex is 100% owned by Denison, and is comprised of the Bullfrog property, hosting the Indian Bench and the Copper Bench deposits, and the Tony M property, hosting the Southwest deposit and the Tony M deposit and mine.
On October 17, 2006, Denison filed on the SEDAR website at www.sedar.com an independent technical report entitled “Technical Report on the Henry Mountains Complex Uranium Project, Utah, U.S.A.” prepared by Scott Wilson RPA in accordance with the requirements of NI 43-101 with respect to its Henry Mountains Complex (“Henry Mountains Technical Report”). This report provided current estimates for the Indian Bench, Copper Bench and the Southwest deposits and a historical resource estimate for Tony M.
On March 26, 2009, Denison announced that it had received an independent review of current mineral resource estimates for the Tony M and Southwest deposits on the Henry Mountains Complex prepared by Scott Wilson RPA in accordance with NI 43-101 (“Henry Mountains Tony M — Southwest Technical Report”).
Property Description and Location
The Henry Mountains Complex is one contiguous property located in eastern Garfield County, Utah, 15 to 20 miles north of Bullfrog Basin Marina on Lake Powell and approximately 40 air miles south of the town of Hanksville, Utah. It is situated three miles west of Utah State Highway 276. The Henry Mountains Complex includes the Bullfrog property located to the north and the Tony M property located to the south.
The Henry Mountains Complex is comprised of 202 unpatented BLM mining claims totalling approximately 3,665 acres and one 640 acre Utah State Mineral Lease. The surface rights are owned by the federal government and administered by the BLM, with the exception of the Utah State Mineral Lease which has associated state surface rights. Seventeen of the claims, comprising a portion of the Tony M property, are subject to an escalating annual advance minimum royalty based on the uranium spot price, and a 4% yellowcake royalty, less taxes and certain other deductions. There is also a vanadium production royalty which is a 2% gross royalty less certain deductions. The Utah State Mineral Lease has an annual rental of $640 and is subject to royalties set by the State of Utah including: an escalating annual advance minimum royalty based on the uranium spot price; a uranium royalty of 8% of gross value less certain deductions; and a vanadium royalty of 4% of gross value less certain deductions.
Accessibility, Climate, Local Resources, Infrastructure and Physiography
Road access to the Henry Mountains Complex is by paved Highway 276, running between Hanksville and Bullfrog Basin Marina, Utah. A gravel road, maintained by Garfield County and extending west from Highway 276, provides access to the northern end of the property. An unimproved county road passes by the portal of the Tony M mine and extends northerly across the property. A network of unimproved, dirt exploration roads provide access over the property except for areas of rugged terrain. The Bullfrog Basin Marina airstrip is located approximately 15 miles south of the Henry Mountains Complex. The Henry Mountains Complex is located in a relatively remote area of Utah, and the infrastructure is limited. The distance to Denison’s White Mesa mill is 117 miles.

The climate is distinctly arid, with average annual precipitation of approximately 8 inches. Local records indicate the temperature ranges from a minimum of -10°F to a maximum of 110°F. The vegetation consists primarily of small plants including some of the major varieties of blackbrush, sagebrush, and rabbit brush. A few small junipers are also present.
Relief over the combined Bullfrog and Tony M properties is about 2,250 feet. The elevation ranges from 4,550 feet above sea level at the portal of the Tony M mine, near the southern end of the property, to 6,800 feet above sea level over the northern end of the properties. The terrain is typical canyon lands topography, with some areas deeply dissected by gullies and headwalls of canyons and the rest consisting of gently sloping gravel benches covering the northern half of the properties.
History
The Bullfrog property was initially explored by Exxon Minerals Company (“Exxon”), while the Tony M property was explored and developed by Plateau Resources Inc. (“Plateau”), at that time a subsidiary of Consumers Power Company of Michigan.
Denison acquired the Bullfrog property when it purchased substantially all of the uranium producing assets of EFN in 1997. In February 2005, Denison acquired the Tony M property, thus bringing it under common ownership with the Bullfrog property.
Prior to 2005, all exploration, mine development, and related activities for the two properties were conducted independently. The Bullfrog and Tony M properties are therefore discussed separately, except where correlations and comparisons are made.
Bullfrog Property
Exxon conducted reconnaissance in the area in 1974 and 1975, and then staked its first Bullfrog claims in 1975 and 1976. A first phase drilling program conducted in 1977 resulted in the discovery of what became the “Southwest” uranium deposit. Additional claims were subsequently staked and drilling was continued by Exxon. Several uranium and vanadium zones were discovered in the Southwest and Copper Bench and Indian Bench areas. With the declining uranium markets of the early 1980s, Exxon prepared a prefeasibility report and then discontinued development of the property.
From July 1982 to July 1983, 112 drill holes were completed by Atlas Corp., under a purchase option with Exxon, delineating the Southwest and Copper Bench deposits on approximately 100 foot centres. From July 1983 to March 1984, a core drilling program was completed throughout the Bullfrog Property with 133 rotary drill holes to delineate the Indian Bench deposit on approximately 200 foot centres.
In late 1992, EFN purchased the Bullfrog property from Exxon and conducted a geologic review and internal economic analysis of the property. In 1997, Denison became the owner of the Bullfrog property.
Tony M Property
Exploration drilling in the Shootaring Canyon area was initiated by Plateau during 1976 in the vicinity of outcropping uranium mineralization. In February 1977, drilling commenced in what was to become the Tony M mine. More than 2,000 rotary drill holes totalling about one million feet were drilled.
Development of the Tony M mine started in September, 1977. By mid-1984, nearly 17 miles of underground workings had been developed in the Tony M mine. During development of the Tony M entryways and crosscuts, a total of 237,441 tons of muck with an average grade of 0.121% U3O8 was extracted and stockpiled.
In 1989, 30 to 40 rotary holes were drilled to delineate zones of high grade uranium mineralization.

Geological Setting
The Henry Mountains Complex uranium deposits occur within the Salt Wash Member of the Morrison Formation, located within the Colorado Plateau. The Morrison Formation is a complex fluvial deposit of Late Jurassic age that occupies an area of approximately 600,000 square miles, including parts of 13 western states and small portions of three Canadian provinces, far to the north and east of the boundary of the Colorado Plateau.
The Bullfrog and Tony M deposits consist of two extensive elongate, tabular zones containing a large concentration of mineralization. Together the Southwest deposit of the Bullfrog property and the Tony M deposit extend for a distance of about three miles along a north-south trend and have a maximum width of about one-half mile. The larger Indian Bench and Copper Bench deposits within the Bullfrog property extend about 3.5 miles along a northwesterly trend.
Mineralization in the Bullfrog property deposits occurs over three stratigraphic zones of the Salt Wash Member of the Morrison Formation, while mineralization at the Tony M property occurs over four zones. The Southwest deposit (like most of the adjacent Tony M property) occurs in the lowermost 35 feet to 40 feet of the Salt Wash Member sandstone. Mineralization forming the Copper Bench and Indian Bench deposits occurs between about 60 feet and 100 feet above the base of the Salt Wash Member.
The depth below the surface to the base of the three deposits ranges from about 475 feet (Southwest deposit) to nearly 1,100 feet in both the Copper Bench and Indian Bench deposits.
Exploration
Surface drilling using rotary tricone technology, together with radiometric gamma logging, was the primary exploration method used to discover and delineate uranium on the Bullfrog and Tony M properties.
During development of the Tony M mine, Plateau also conducted an intensive mine geology program to collect detailed information on the occurrence of uranium, including its thickness, grade, and lateral extent. This was done through geological mapping, together with face and rib scanning, as well as gamma probing of short up and down holes extending to about eight feet. Probing was also done using long-hole drilling to test target zones up to about 150 feet from mine openings. The results of this program were recorded on a systematic set of cross sections through the Tony M mine developed at a scale of 10 feet to the inch. Scott Wilson RPA did not have access to the detailed information collected underground in the Tony M mine.
Denison carried out no work on the Bullfrog and Tony M properties, with the exception of a review of available data and critical evaluation, until the end of 2005 when certain activities including underground reconnaissance and permitting were initiated. See “Operations — Henry Mountains Complex.”
Mineralization
The uranium/vanadium mineralization in the Henry Mountains Complex is similar to ores observed elsewhere in the Colorado Plateau. It occurs as intragranular disseminations within the fluvial sand facies of the Salt Wash Member. It also forms coatings on sand grains and organic associated masses. Coffinite is the dominant primary uranium mineral in the mineralized horizons, with uraninite occurring in only trace amounts.
Vanadium occurs as montroseite (hydrous vanadium oxide) and vanadium chlorite in primary mineralized zones located below the water table, (i.e., the northern portion of the Tony M Property). Above the water table to the south, vanadium chlorite is absent, while montroseite and a suite of secondary uranium/vanadium minerals are present.

Drilling
Bullfrog Property
Most of the drilling done on the Southwest, Copper Bench, and Indian Bench deposits on the Bullfrog property was conducted by rotary drilling using a tricone bit. Additional drilling was done to collect core samples.
The Indian Bench deposit is delineated by drilling on approximately 200 foot centres, while the Southwest and Copper Bench deposits were drilled on 100 foot centres. In some areas, the rugged terrain made access difficult, resulting in an irregular drill pattern. A total of 2,232 drill holes were completed on the Bullfrog property.
The mineralization is approximately horizontal on the Bullfrog property, so vertical holes provide a reliable estimate of the thickness of the deposits.
Tony M Property
In February 1977, drilling commenced in what was to become the Tony M deposit. Plateau Resources Inc. drilled more than 2,000 rotary drill holes totalling about 1.0 million feet. The holes were drilled using rotary tricone technology. The rugged terrain over much of the Tony M property made drilling access difficult, resulting in an irregular drill pattern. The drilling includes 24 core holes. The core holes provided samples of the mineralized zone for chemical and amenability testing and to determine geologic and engineering properties of the mineralized zone.
Sampling and Analysis
Bullfrog Property
Downhole gamma logging of surface holes was done on the Bullfrog property. Standard logging suites included radiometric gamma, resistivity and self potential measurements, supplemented by neutron-neutron surveys for dry holes. Deviation surveys were conducted for most of the holes.
Assays of samples from core drilling were collected by company geologists and submitted to various commercial labs for analysis. Results of these analyses were compared to eU3O8 values from gamma logs to evaluate radiometric equilibrium, logging tool performance, and validity of gamma logging.
Metallurgical testing included leach amenability studies, settling, and filtration tests.
Resource estimates for the Bullfrog property are based on the eU3O8% gamma log conversion values used to identify the mineralized zone, its thickness and calculate an average grade. The procedures implemented to identify the minimum grade and cut-off GT product for resource estimation are described below under the heading “Cut-Off Grade and Mining Considerations.”
Tony M Property
The same suite of logging surveys and procedures as employed at the Bullfrog property were conducted for Tony M. Assays of samples from core drilling were collected and submitted for analysis. Confirmation assays of chemical U3O8% were completed on drill core samples for comparison and calibration with eU3O8% values from gamma logging.

Status of Chemical Equilibrium of Uranium
Bullfrog Property
Exxon conducted analyses of samples from core drilling in the Southwest and Copper Bench deposits and found that the radioactive disequilibrium of potentially economic grade intercepts in cores, measured as the ratio of chemical U3O8% to log radiometric equivalent (eU3O8%), varied from 0.80 to 1.35 and averaged 1.06, close to the equilibrium value of 1.0. Other investigations had identified no significant disequilibrium problem.
Tony M Property
Plateau conducted an extensive investigation of the state of chemical disequilibrium of uranium in the Tony M deposit. In 1989, NAC reported that an analysis of results from 1,763 samples, including 1,137 composite samples collected from buggies coming from the Tony M mine, was completed in 1983. Based on that analysis, it was concluded: (i) the state of disequilibrium varies from location to location within the deposit; (ii) with the exception of one small area in the southern part of the deposit, the equilibrium factor is positive; (iii) low grade material with less than 0.06% U3O8 is depleted in uranium; and (iv) higher grade material containing more than 0.06% U3O8 is enriched in uranium.
Scott Wilson RPA is of the opinion that based on the information available, the original gamma log data and subsequent conversion to eU3O8% values are reliable but slightly conservative estimates of the uranium U3O8% grade. Furthermore, there is no evidence that radiometric disequilibrium would be expected to negatively affect the uranium resource estimates of the Henry Mountains Complex.
Data Verification
Based on its review of the grade and thickness of uranium mineralization determined in the original gamma logs and a comparison with the computer generated GT composites, Scott Wilson RPA is of the opinion that the original gamma log data and subsequent conversion to eU3O8 values are reliable. Furthermore, Scott Wilson RPA reviewed the chemical analyses of core from diamond drill holes from the Bullfrog property and is of the opinion that the gamma logging results for the Bullfrog property provide a reliable, but conservative, estimate of the uranium content. The review suggests that the resource estimate may underestimate the uranium content of the Bullfrog property by up to about 5%.
Security of Samples
Procedures followed during exploration were well documented and at the time followed best practices and standards of companies participating in uranium exploration and development. Onsite collection of the downhole gamma data and onsite data conversion limit the possibility of sample contamination or tampering.
Mineral Resource Estimation
In the Henry Mountains Technical Report, Scott Wilson RPA audited the 1993 EFN mineral resource estimate of the Copper Bench and Indian Bench deposits on the Bullfrog property and the Southwest deposit on the Tony M property, accepted them as a current mineral resource estimate and classified them as indicated mineral resources and inferred mineral resources in accordance with CIM definitions.
The basis for this mineral resource estimation is the gamma logs from 1,801 rotary drill holes located on the Southwest, Copper Bench and Indian Bench deposits. This represents about 80% of the 2,232 total holes drilled on these deposits. A total of 81 core holes were drilled to recover samples for chemical and geologic analysis and to establish stratigraphic relationships. All of the drilling and analyses were conducted by past owners, prior to Denison’s tenure. See “Drilling” above for further detail.

The grades of the mineralized zones were calculated on a polygonal block-by-block basis. The pounds of eU3O8 for each polygon were then tabulated along with the area and calculated volume for each block. The total number of tons and pounds of eU3O8 contained in the blocks were summed to provide a total inventory for each of the three deposits. Average grades for each deposit were estimated from the grades of the drill hole intersections used in the resource estimate weighted by tonnage.
In the preparation of the Henry Mountains Tony M — Southwest Technical Report, Scott Wilson RPA audited the mineral resource estimates of the Tony M and Southwest deposits prepared by Denison using the contour method in 2008 and accepted them as a current mineral resource estimate, and has classified them as indicated and inferred mineral resources in accordance with CIM definitions. This new estimate provides an update of the Southwest deposit which was previously included in the Henry Mountains Technical Report.
The results of 1,671 drill holes were used to prepare the resource estimates for the Tony M and the Southwest deposits. A total of 32 core holes were drilled to recover samples for chemical and geologic analysis and to establish a stratagraphic relationship. All of the drilling and analyses were conducted by past owners, prior to Denison’s tenure. See “Drilling” above for further detail.
The following table lists the mineral resources by deposit for the entire Henry Mountains Complex.
HENRY MOUNTAINS COMPLEX MINERAL RESOURCE ESTIMATES(1) (2) (3)

		Tons	Grade eU3O8	Contained eU3O8
Deposit	Category	(millions)	(%)	(million pounds)
Tony M	Indicated	1.03	0.24	4.83
Southwest	Indicated	0.66	0.25	3.30
Indian Bench	Indicated	0.22	0.40	1.74
Copper Bench	Indicated	0.50	0.29	2.93

Total		2.41	0.27	12.80

Tony M	Inferred	0.65	0.17	2.17
Southwest	Inferred	0.21	0.14	0.58
Indian Bench	Inferred	0.25	0.42	2.09
Copper Bench	Inferred	0.50	0.32	3.24

Total		1.61	0.25	8.08

Notes:

(1)	The mineral resource estimates comply with the requirements of NI 43-101 and the classifications comply with CIM definition standards.

(2)	The Tony M and Southwest mineral resources were estimated at a cut-off grade of 0.10% eU3O8 over a minimum thickness of 2 feet and a minimum GT of 0.2 feet-%.

(3)
The Indian Bench and Copper Bench mineral resources were estimated at a cut-off grade of 0.20% eU3O8, a minimum thickness of 4 feet and a minimum GT of 0.8 feet-% that does not include any intervals with less than a 0.5 foot intercept of 0.08% U3O8.

Cut-Off Grade and Mining Considerations
The selection of a 0.20% eU3O8 cut-off for the Copper Bench and Indian Bench was made by Scott Wilson RPA based on evaluations of current mining and processing costs made by both Denison and other operators in the region.
The 0.20% eU3O8 cut-off maximizes the tonnage of higher grade mineralization while maintaining strong positive value. Based on the extensive review of the drilling, Scott Wilson RPA notes that lowering the cut-off criteria will increase total tonnage by increasing the number of drill hole intercepts meeting the cut-off, while also increasing the apparent continuity of mineralization between adjacent drill holes.

For the Tony M and Southwest deposits, Denison established minimum grade, thickness and GT parameters based on conventional Colorado Plateau mining practices and recent operating costs at the Tony M Mine.
As an initial step for compositing of the drill hole assays, minimum grades of 0.10%, 0.08%, 0.05% and 0.03% eU3O8 were used over a minimum thickness of two feet, with a two foot minimum for exclusion of waste intervals. This resulted in minimum GT values of 0.20 feet-%, 0.16 feet-%, 0.10 feet-% and 0.06 feet-%, respectively. The two-foot thicknesses are based on the mining technique of split shooting, which is commonly used in the Uravan district. For inclusion of blocks in the mineral resource estimate, Denison used a cut-off grade of 0.10% eU3O8.
Arizona Strip
Denison has a 100% interest in eight breccia pipe uranium deposits in the Arizona Strip district of northwestern Arizona, being: Arizona 1, Canyon, Pinenut, EZ 1, EZ 2, WHAT, DB 1, and Kanab North. The EZ 1, EZ 2, WHAT, DB 1 and a fifth deposit, Moonshine Springs, were acquired from Pathfinder in 2007. Moonshine Springs is a sandstone hosted deposit near the surface and gradually becoming deeper toward the north.
On March 26, 2007, Denison filed, on the SEDAR website at www.sedar.com, an independent technical report entitled “Technical Report on the Arizona Strip Uranium Project” prepared by Scott Wilson RPA in accordance with the requirements of NI 43-101 with respect to the Company’s Arizona 1, Canyon and Pinenut properties (the “Arizona Strip Report”).
An independent technical report titled “Technical Report on the EZ1 and EZ2 Breccia Pipes, Arizona Strip District, U.S.A.” prepared by Scott Wilson RPA in accordance with the requirements of NI 43-101 with respect to the Company’s EZ 1 and EZ 2 properties (“EZ Complex”) was filed on August 11, 2009 (the “EZ Complex Report”).
Mining operations began at Arizona 1 in late 2009. See “U.S. Mines — Arizona Strip”. At Canyon, all surface facilities for shaft sinking are in place, and there is a fully developed underground mine at Pinenut at which Denison commenced shaft dewatering in late 2010. Kanab North, mined previously, is reported to have only minor quantities of mineralized material remaining in place and is not included in the mineral resource estimates in the Arizona Strip Report. An Environmental Impact Statement (“EIS”) is being prepared for the EZ Complex. The WHAT, DB 1 and Moonshine Springs properties have no development on site or plans for permitting at this time.
Property Description and Location
Prior to its bankruptcy in 1995, EFN located and developed to various stages, numerous uranium mineralized breccia pipe structures in northwestern Arizona, between Utah and the Grand Canyon, an area termed the “Arizona Strip.” Most of Denison’s breccia pipes are between the town of Fredonia, on the Arizona Utah state line, and Grand Canyon National Park. These include the Pinenut, Arizona 1 and EZ Complex pipes. One deposit, Canyon, is located south of the park.
Arizona 1 is located in Mojave County, Arizona, about 45 miles southwest from Fredonia, Arizona by unsurfaced road. Denison’s property position consists of 10 unpatented mining claims covering approximately 207 acres.

Pinenut consists of 10 unpatented mining claims encompassing 207 acres. It is located 45 miles south of Fredonia in Mojave County, Arizona and is accessible via an unsurfaced road.
The Canyon project is in north central Arizona, 153 miles north of Phoenix and 10 miles south of Grand Canyon Village in the Kaibab National Forest, Coconino County and is accessible by an unsurfaced road. The Canyon site consists of nine unpatented mining claims encompassing approximately 186 acres. There is a 3.5% yellowcake royalty on the Canyon property.
The EZ Complex is also located in Mohave County, Arizona, about 30 miles southwest of Fredonia, Arizona. The EZ Complex is comprised of 12 unpatented mining claims covering approximately 248 acres.
Accessibility, Local Resources, Physiography and Infrastructure
Climate in northern Arizona is semi-arid, with cold winters and hot summers. January temperatures range from about 7° F to 57° F and July temperatures range from 52° F to 97° F. Annual precipitation, mostly in the form of rain but some snow, is about 12 inches. Vegetation on the plateaus is primarily open pinon juniper woodland and shrubs. Mining operations can be conducted on a year around basis.
The region north of the Grand Canyon is very sparsely populated. Due to the inaccessibility and low population, infrastructure is not well developed. The nearest commercial centres to the Fredonia area are the towns of St. George and Cedar City, Utah, both approximately 88 miles to the northwest by road. The White Mesa mill is approximately 275 miles by road from Fredonia and about 325 miles by road from the Canyon site.
Arizona 1 was substantially developed in the 1990’s with the production shaft completed for 1,250 feet of the proposed final 1,650 foot depth. Drill stations were cut near the current shaft bottom, and some 40,000 feet of drilling were completed from those stations. A headframe, hoist and compressor are in place. Denison has completed rehabilitation work, and following receipt of all necessary permits in 2009, recommenced mine development.
Pinenut is a fully developed underground mine that produced about 0.5 million pounds U3O8 in 1989. A hoist, headframe and compressor are in place. Denison has completed the construction of a larger stormwater pond and has begun rehabilitation work in anticipation of receiving all necessary permits in early 2011.
Only surface development has been completed at the Canyon site with a headframe, hoist and compressor in place. The shaft has been collared to a depth of 50 feet.
There is no infrastructure in place at the EZ Complex.
History
Uranium exploration and mining of breccia pipe uranium deposits started in 1951 when a geologist employed by the U.S. Geological Survey noted uranium ore on the dump of an old copper prospect on the South Rim of the Grand Canyon of Northern Arizona. The prospect was inside the Grand Canyon National Park, but on fee land that predates the park. A mining firm acquired the prospect and then mined a significant high grade uranium deposit, the Orphan Mine. By the time mining ended in the early 1960s, 4.26 million pounds of U3O8 and some minor amounts of copper and silver had been produced.
After the discovery of the first deposit in the 1950s, an extensive search for other deposits was made by the government and industry, but only a few low grade prospects were found. Exploration started again in the early 1970s. In the mid 1970s, Western Nuclear acquired the Hack Canyon prospect located about 25 miles north of the Grand Canyon and found high grade uranium mineralization offsetting an old shallow copper/uranium site. In the next few years, a second deposit was found a mile away along a fault.

EFN acquired the Hack Canyon property from Western Nuclear in December 1980. Development started promptly, and the Hack Canyon mine was in production by the end of 1981.
The Kanab North deposit was discovered in 1981, but development did not begin until late 1984. Kanab North was fully developed in 1988 and operated until December 1990 when it was placed on standby. Production totalled about 2.8 million pounds of U3O8 at an average grade of just over 0.50% U3O8. Some minor quantity of mineralized material remains.
EFN explored the Arizona 1 pipe with a total of 253 drill holes, including: 18 core holes from underground drill stations with a total footage of 6,122 feet; 17 rotary holes from surface with a total footage of 25,289 feet; and 218 long holes from underground drill stations with a total footage of 36,189 feet. Mine development of the Arizona 1 ore body began in 1990 but was suspended in 1992, with the shaft at a depth of 1,254 feet.
The Canyon deposit is located on mining claims that EFN acquired in 1982. Drilling completed by EFN in 1983 identified a significant deposit. EFN drilled a further 36 holes from May 1983 through April 1985 to delineate the uranium mineralization and to determine placement of the mine shaft and water supply well. Additional drilling of six holes was completed in 1994. Development of the site was discontinued as a result of low uranium prices.
The Pinenut mine was developed in 1989, but saw only minor production, approximately 0.5 million pounds U3O8 at an average grade of 1.02% U3O8, and was then placed on standby.
The EZ Complex was drilled in the 1980s by Pathfinder. Pathfinder drilled 81 holes for a total of 139,118 feet. Pathfinder entered into a joint venture with EFN and prepared resource estimates for the two pipes in 1988. At the time of the Denison acquisition of EFN’s mining properties in 1997, the EFN/Pathfinder joint venture was terminated and control of the EZ 1 and EZ 2 projects reverted back to Pathfinder. Denison acquired the EZ 1 and EZ 2 projects from Pathfinder in 2007.
EFN identified and investigated more than 4,000 circular features in northern Arizona. Some 110 of the most prospective features were explored by deep drilling, and approximately 50% of those drilled were shown to contain uranium mineralization. Ultimately, nine pipes were deemed worthy of development. Total mine production from the EFN breccia pipes from 1980 through 1991 was approximately 19.1 million pounds U3O8 at an average grade of just over 0.60% U3O8.
Most of the EFN assets were acquired by the Company in 1997. Since that time, Denison has maintained its ownership of the Kanab North, Pinenut, Arizona 1, and Canyon pipes. All other EFN breccia pipe prospects were dropped. In addition to the EFN breccia pipe deposits, Denison acquired four additional breccia pipe deposits (EZ 1, EZ 2, WHAT and DB 1) and one sandstone type deposit (Moonshine Springs) from Pathfinder.
Geological Setting
Parts of two distinct physiographic provinces are found within Arizona: the Basin and Range province in the southern and western edge of the state, and the Colorado Plateau province in most of northern and central Arizona. The Arizona Strip lies within the Colorado Plateau province.
Surface exposures within the Arizona Strip reveal sedimentary and volcanic rocks ranging in age from upper Paleozoic to Quaternary; the area is largely underlain by Mississippian through Triassic sedimentary rocks. However, exposed within the Grand Canyon are older rocks reaching Precambrian in age.

Arizona 1, in common with all other breccia pipes within the Arizona Strip, was believed by EFN to have had its origin as a solution collapse of the Redwall Limestone. This collapse worked its way upward through the overlying formations where the throat diameter is on the order of 200 feet to 300 feet. Vertical displacement in the throat averages some 175 feet. Uranium mineralization is distributed irregularly over a depth interval of approximately 650 feet mainly at the level of the Hermit Shale formation to a maximum depth of some 1,400 feet from surface.
At Canyon, the surface expression of the pipe is a broad shallow depression in the Permian Kaibab Formation. The pipe is essentially vertical with an average diameter of less than 200 feet, but it is considerably narrower through the Coconino and Hermit horizons (80 feet). The cross sectional area is probably between 20,000 and 25,000 square feet. The pipe extends for at least 2,300 feet from the Toroweap limestone to the upper Redwall horizons. The ultimate depth of the pipe is unknown.
Mineralization extends vertically both inside and outside the Canyon pipe over some 1,700 vertical feet, but ore grade mineralization has been found mainly in the Coconino, Hermit, and Esplanade horizons and at the margins of the pipe in fracture zones. Sulphide zones are found scattered throughout the pipe but are especially concentrated (sulphide cap) near the Toroweap Coconino contact, where the cap averages 20 feet thick and consists of pyrite and bravoite, an iron-nickel sulphide. The ore assemblage consists of uranium-pyrite-hematite with massive copper sulphide mineralization common in and near the ore zone. The strongest mineralization appears to occur in the lower Hermit-upper Esplanade horizons in an annular fracture zone.
Uranium mineralization in the EZ 1 and EZ 2 deposits is located primarily in the Coconino and Hermit horizons.
Deposit Types
Paleozoic sedimentary rocks of northern Arizona are host to thousands of breccia pipes. The pipes are known to extend from the Mississippian Redwall Limestone to the Triassic Chinle Formation, which makes some 4,000 feet of section. However, because of erosion and other factors, no single pipe has been observed cutting through the entire section. No pipe is known to occur above the Chinle Formation or below the Redwall Limestone.
Breccia pipes within the Arizona Strip are vertical or near vertical, circular to elliptical bodies of broken rock. Broken rock is comprised of slabs and rotated angular blocks and fragments of surrounding and stratigraphically higher formations. Hence, many geologists consider the pipes to have been formed by solution collapse of underlying calcareous rocks, such as the Redwall Limestone. Surrounding the blocks and slabs making up the breccia is a matrix of fine material comprised of surrounding and overlying rock from various formations. The matrix has been cemented by silicification and calcification for the most part.
Breccia pipes are comprised of three interrelated features: a basinal or structurally shallow depression at surface (designated by some as a collapse cone); a breccia pipe which underlies the structural depression; and annular fracture rings which occur outside of, but at the margin of the pipes. Annular fracture rings are commonly, but not always, mineralized. The structural depression may range in diameter up to 0.5 miles or more, whereas breccia pipe diameters range up to about 600 feet; the normal range is 200 feet to 300 feet.

Mineralized breccia pipes found to date appear to occur in clusters or trends. Spacing between pipes ranges from some hundreds of feet within a cluster to several miles within a trend. Pipe location may have been controlled by deep seated faults, but karstification of the Redwall Limestone in Mississippian and Permian times is considered to have initiated formation of the numerous and widespread pipes in the region.
Exploration
Denison has not carried out any exploration on the properties since the acquisitions in 1997 and 2007, respectively.
Mineralization
In the breccia pipe deposits, uranium occurs largely as blebs, streaks, small veins, and fine disseminations of uraninite/pitchblende. Mineralization is mainly confined to matrix material, but may extend into clasts and larger breccia fragments, particularly where these fragments are of Coconino sandstone. In addition to uranium, an extensive suite of elements is reported to be anomalously concentrated in mineralized rock within breccia pipes throughout northern Arizona. Within many pipes, there is a definite mineralogical zoning in and around the uranium ore body.
Pipes are surrounded by bleached zones, particularly notable in the Hermit Formation where unaltered red sediments contrast sharply with grey-green bleached material. Both age dating and disequilibrium determinations indicate that remobilization of uranium has occurred. Uranium concentrations in the upper levels of a pipe tend to be in equilibrium, but with depth disequilibrium in the ore bodies increases in favour of the chemical assays.
Uranium mineralization within Arizona 1 extends significantly in the vertical dimension. Continuous drill hole intersections of several tens of feet with grades exceeding 1.00% U3O8 or more are not uncommon. The maximum continuous surface drill hole intersection was 92.5 feet at an average grade of 1.55% U3O8. On average, the 12 drill holes from surface which had intersected uranium mineralization recorded 75 feet of 0.62% U3O8.
Uranium mineralization at Canyon is concentrated in three stratigraphic levels: Coconino, Hermit/Esplanade, and a lower zone. Mineralization extends vertically from a depth of 600 feet to over 2,100 feet. Intercepts range widely up to several tens of feet with grades in excess of 1.00% U3O8. Twenty-two drill holes from surface encountered uranium mineralization averaging 100 feet of 0.45% U3O8.
Uranium mineralization in EZ 1 occurs at two distinct vertical intervals. The Upper zone is contained within a 400-foot interval 1,170 to 1,560 feet below surface and at its widest point has a diameter of approximately 183 feet. The Lower zone is at a depth of 1,812 to 2,143 feet and at its widest point has a diameter of 45 feet. At EZ 2, the mineralization occurs in three distinct zones: an Upper, Middle and Lower zone. The larger Upper zone is mushroom shaped and is approximately 300 feet wide at its widest point and occurs from 952 feet to 1,153 feet below surface. The Middle zone is made up of two central deposits surrounded by multiple ring deposits. The Middle zone array of deposits occurs between depths of 1,194 to 1,356 feet. The Lower zone also is a mushroom shaped deposit from 1,417 to 1,512 feet.
Drilling
Shallow drilling was often conducted to locate the centre of the collapse feature as a guide to the throat of the underlying breccia pipe. The basic tool for exploring breccia pipes in northern Arizona is deep rotary drilling supplemented by core drilling, to a depth of 2,000 feet or more from surface. Prospective pipes were usually first tested with three drill holes. If no showing of mineralization was present, the effort was abandoned.

Exploration drilling of breccia pipes is a difficult process. Substantial depths, approximately 2,000 feet, small targets, approximately 200 feet in diameter, and non-homogeneous rock formations combine to limit the accuracy of the drilling process. The presence of cavernous and brecciated sediments near the present land surface can result in loss of circulation of drilling fluid; as a result, much drilling is conducted “blind.” Periodic “spot cores” are taken to determine whether or not holes are within the target structure or have drifted away from the pipe. Indeed, most pipes cannot be completely drilled out from the surface due to deviation from desired targets. All drill holes are surveyed for deviation and logged with gamma logging equipment.
If surface drilling provides sufficient encouragement that a mine can be developed, on that basis a vertical shaft is sunk or drilled to its ultimate depth and underground drill stations are established at various levels to provide platforms for further exploration and delineation drilling. Drilling from underground stations typically utilizes large bore percussion drills. The resulting drill holes, out to as much as approximately 200 feet or so, are then gamma logged and surveyed as a supplement to surface drilling.
Sampling Method and Approach
All the historical drill holes on Denison’s Arizona Strip breccia pipe properties were gamma logged and surveyed for deviation. These data provide the basic building blocks from which quantities of mineralized material are estimated. Core holes were drilled to supplement this data, to provide information for determination of disequilibrium, and to accommodate material for metallurgical testing. This process was consistent with industry standards at the time and the work carried out by EFN is judged by Scott Wilson RPA to have been of superior quality.
All of the basic data for calculation of quantities and grades of mineralized material for the Arizona 1, Pinenut, Canyon, and EZ1 and EZ2 deposits was derived directly by gamma log interpretation. Numerous checks were completed on this data by means of chemical assays, closed-can assays, and various beta gamma analyses.
Sample Preparation, Analyses and Protocols
Industry standards for uranium exploration in the western United States are based almost completely on the gamma logging process with a number of checks, including: (i) frequent calibration of logging tools, (ii) core drilling and chemical analysis of core as a check on gamma log values and the potential for disequilibrium; (iii) possible closed-can analysis as an adjunct to chemical assays; and (iv) possible gamma logging by different tools and/or companies.
EFN used the GAMLOG computer program to interpret gamma-ray logs. The GAMLOG program was developed by the U.S. Atomic Energy Commission. The essence of the method is a trial and error iterative process by which U3O8 grades are determined for a series of 1/2-foot or 1-foot layers which can be considered to comprise the zone under analysis. The objective of the iterative process is to find a grade for each separate layer such that an imaginary set of separate gamma-ray anomalies (one from each separate layer) could be composited to form an overall anomaly which would closely match the real anomaly under analysis.
Security of Samples
There are no specific provisions for security of data or samples other than those employed for confidentiality. The previous property owners are deemed to have met or exceeded industry standards for the exploration process.

Data Verification
Data verification in uranium exploration in the western United States takes the form of a combination of logging tool calibration, chemical assays on core, and various checks by other logging units and outside laboratories. Most of this verification process is internal and company specific. Independent verification has not been part of the industry standard process. EFN operations in the Arizona Strip are judged by Scott Wilson RPA to have met or exceeded industry standards.
Mineral Resource and Mineral Reserve Estimates
Mineral resource estimates were prepared for the Arizona 1, Canyon, Pinenut and EZ Complex deposits using historical drill hole data provided by Denison. Scott Wilson RPA interpreted a set of cross sections and plan views to construct 3-D grade-shell wireframe models at 0.2% eU3O8. Variogram parameters were interpreted and eU3O8 grades were estimated in the block model using kriging. The grade-shell wireframes were used to constrain the grade interpolation. All blocks within the 0.2% eU3O8 grade-shell wireframes, regardless of grade, were included in the mineral resource estimate. There are no mineral reserves estimated at any of the five deposits at this time. Scott Wilson RPA estimates the inferred mineral resources as shown below.
Arizona Strip Inferred Mineral Resource Estimates (1)

		Grade eU3O8(2)(3)	Contained eU3O8
	Tons	(%)	(pounds)

Arizona 1(4)	70,300	0.68	956,000
Canyon	70,500	1.08	1,523,000
Pinenut	99,200	0.44	873,000
EZ 1	110,500	0.51	1,127,000
EZ 2	113,700	0.43	978,000

Notes:

(1)	The mineral resource estimates comply with the requirements of NI 43-101 and the classifications comply with CIM definition standards.

(2)	Interval grades were converted from the gamma log data and are therefore equivalent U3O8 (eU3O8).

(3)	High eU3O8 grades were cut to 6% at Arizona 1, 10% at Canyon, and 8% at Pinenut, EZ 1 and EZ 2.

(4)	During 2010, a total of 240,000 pounds. of U3O8 in ore was mined to stockpile from Arizona 1.
Cut-off Grade
In its feasibility studies of the various Arizona Strip breccia pipes compiled during the 1980s and 1990s, EFN typically used a cut-off grade of 0.15% U3O8. A reasonable cut-off grade for long term sustainable market conditions would be approximately 0.20% U3O8. This cut-off grade was applied by Scott Wilson RPA to all the breccia pipe deposits.
Historical Resources
In 2007, Denison acquired five uranium deposits located in the Arizona Strip district in northeastern Arizona from Pathfinder, including four breccia pipe type deposits (EZ 1, EZ 2, WHAT and DB 1) and a sandstone hosted deposit occurring at surface and gradually becoming deeper towards the north (Moonshine Springs).
Shown below are the historical resource estimates for the WHAT, DB 1 and Moonshine Springs deposits as presented by Pathfinder to Denison and estimated in 1996. No cut-off grades have been reported for the breccia pipe deposits, while a 0.05% U3O8 cut-off has been used for Moonshine Springs.

Pathfinder Historical Estimates

Deposit	Tons	% U3O8	Pounds of U3O8

DB 1	103,550	0.44%	911,000
WHAT	89,800	0.25%	449,000
Moonshine Springs	761,700	0.16%	2,483,000

Notes:

(1)	The historical estimates do not comply with the requirements of NI 43-101. CIM definitions are not used.

(2)	The historical estimates cannot be verified and the estimates are not necessarily indicative of the mineralization on the property.
The Pathfinder mineral resource estimates are based on data, reports and documentation obtained from and prepared by previous operators, including AREVA. Denison is not treating the historical estimate as NI 43-101 defined mineral resources verified by a qualified person. The properties will require considerable further evaluation, which Denison’s management and consultants intend to carry out in due course.
The uranium produced from these deposits is subject to royalties that aggregate less than 2%.
Colorado Plateau
The Company mined uranium and vanadium bearing ore from its Sunday and Rim mines in the Colorado Plateau District from November 1997 to mid-1999, then the Topaz, Sunday/St. Jude and West Sunday mines beginning in 2008 to 2009, and is currently mining such ores from its Pandora and Beaver mines. In 2010, 172,600 tons of ore from the Colorado Plateau were milled at the White Mesa mill.
The resource estimates shown below are based on historical estimates prepared by EFN, adjusted for production from the Colorado Plateau mines.
Colorado Plateau Historical Estimate

	Mineral Tons		Pounds U3O8		Pounds of V2O5
	(millions)	% U3O8	(millions)	%V2O5	(millions)

Colorado Plateau	1.17	0.21	5.0	1.22	28.7

Notes:

(1)	The historical estimate does not comply with requirements of NI 43-101. CIM definitions are not used.

(2)	The historical estimate cannot be verified, and the estimate is not necessarily indicative of the mineralization on the property.
The Colorado Plateau mineral resource estimates are based on data, reports and documentation obtained from and prepared by previous operators, including EFN. Denison is not treating the historical mineral estimate as NI 43-101 defined resources verified by a Qualified Person. The properties will require considerable further evaluation, which Denison’s management and consultants intend to carry out in due course.
Gurvan Saihan Joint Venture
On March 13, 2007, Denison filed on the SEDAR website at www.sedar.com an independent technical report entitled “Technical Report on the Uranium Exploration Properties in Mongolia” prepared by Scott Wilson RPA in accordance with the requirements of NI 43-101 with respect to its uranium properties in Mongolia (the “2007 Mongolia Report”).
On March 28, 2011, Denison filed on the SEDAR website an independent technical report entitled “Technical Report on the Hairhan Uranium Property in Mongolia” prepared by RPA Inc. in accordance with the requirements of NI 43-101 with respect to updated resources estimated for the Hairhan project (the “2011 Mongolia Report”). Collectively, the 2007 Mongolia Report and 2011 Mongolia Report reports are referred to herein as the “Mongolia Technical Reports.”

Property Description and Location
Denison has a significant mineral land position in Mongolia. Denison has been active in Mongolia for more than 16 years, and initial exploration commenced prior to the promulgation of the law on mineral resources in Mongolia in 1997 (“Mineral Law of Mongolia”). Denison’s property holdings are divided into two groups: (i) properties obtained prior to the Mineral Law of Mongolia and held within the Gurvan Saihan Joint Venture (or “GSJV”) with the Government of Mongolia and Geologorazvedka; and (ii) exploration licences acquired by the GSJV since 1997 that were obtained subsequent to the enactment of the Mineral Laws of Mongolia. The following details the resources estimated in the Mongolia Technical Reports. The other properties which Denison holds are covered in further detail in the section “Mineral Exploration — Mongolia.”
The GSJV holds four exploration licences that were obtained under an agreement with the Government of Mongolia (the “Mineral Agreement”) prior to the introduction of the Mineral Law of Mongolia. The GSJV licences have an area of 167,260 hectares and are located in the South Gobi region of Mongolia. This area is termed desert steppe and supports nomadic herdsmen.
Properties Obtained Prior to 1997
The GSJV was formed in 1994 by EFN, the Government of Mongolia and Geologorazvedka. Denison currently holds a 70% interest in the GSJV and the Mongolian and Russian participants each hold a 15% interest. Denison is the Managing Director of the GSJV.
The initial properties obtained by the GSJV were granted under a Mineral Agreement with the Government of Mongolia. The Mineral Agreement grants properties exclusively to the GSJV and establishes the fiscal and operating policies under which the GSJV operates. Under the GSJV Founding Agreement:
•
The Government of Mongolia entered into the Mineral Agreement, granting the GSJV exclusive rights and permits to five areas without obligations for further licensing fees. This includes the obligation of the Government to provide all necessary authorizations, permits and licences needed by the joint venture to conduct business.

•	The Russian participant contributed all of the exploration data, records, and information it possessed for the five areas.
•	Denison was obligated to provide 100% of venture funding until the predetermined total had been reached (initially it was $4 million that then changed to $5.1 million).
The key provisions and terms of the Mineral Agreement between the GSJV and the Mongolian Government include:
•
Exclusive rights were granted to the GSJV for a period of 15 years, commencing in 1994, and for so long thereafter as the GSJV is conducting exploration, development or production activities on a specific property. Properties on which the GSJV is conducting exploration activities after 15 years must be put into development for the purposes of production within two years after cessation of exploration activities. The agreement will continue in effect after 15 years as to any property in development or production so long as such activities continue.

•	When Mongolia enacts new laws, the GSJV will not be subject to conditions, restrictions, taxes, or fees more severe than those effective at the time of approval of the Mineral Agreement.
•	No areas included in the Mineral Agreement can later be designated as closed, restricted or open to competitive bidding as long as the Mineral Agreement is in effect.
•
After the first four years of work, the GSJV may identify certain lands which are no longer of exploration interest and may release such lands from the Mineral Agreement. The GSJV and the Mongolian Government will negotiate a procedure and a schedule to release any such lands from the Mineral Agreement.

•	The initial funding obligation by Denison was to be fulfilled within four years in accordance with a schedule in the Mineral Agreement. This commitment was met in 1997.
•
After the initial funding of the first $4 million (subsequently changed to $5.1 million) of GSJV expenditures, funding will be on the basis of equity share in the GSJV, and each partner will receive its equity share of net proceeds from mining operations.

•	Each participant is required to fund its own share of GSJV expenditures, however, the Company has been funding 100% of all expenditures of the GSJV after the initial funding obligation.
•
If a participant fails to fund its share of expenditures, such participant will be suspended from participating in the business and management of the GSJV, and will give up its rights to its share of profits until the participant providing funding on behalf of any non-funding participant has recovered from net profits of the GSJV an amount equal to 150% of contributions made on behalf of the non-funding participant.

•	Specific tax provisions for the GSJV are defined.
•	In addition to its 15% equity interest in the GSJV, the Government of Mongolia is entitled to a 4% production royalty.
•	Participants cannot assign their interest to another party without the written consent of the other participants.
•
The Government of Mongolia acknowledges that its 15% equity interest in the GSJV and its production royalty of 4% are its entire interest and waives any rights it may have had at the time the Mineral Agreement was entered into or under future law to take a greater interest or impose a greater royalty in the future.

•
The GSJV is entitled to apply to receive benefits or favourable provisions under new laws which contain terms or conditions that are more favourable to the GSJV than the conditions existing when the Mineral Agreement was approved.

Subsequent to the formation of the GSJV, Mongolia enacted the Mineral Law of Mongolia. The Mineral Law contains some conditions and provisions that are not consistent with the Mineral Agreement. However, the Mineral Agreement has been recognized as an “International Agreement” under the Mineral Law, and any inconsistencies between the Mineral Law and the Mineral Agreement have, thus far, been resolved in favour of the provisions of the Mineral Agreement.

In July 2009, the Great State Khural (the Parliament of Mongolia) enacted the Nuclear Energy Law of Mongolia (the “New Law”). The New Law granted authority to the Mongolian Nuclear Energy Agency (“NEA”) and created a framework for all aspects of uranium resource development in Mongolia. A new government entity, MonAtom, was created by the New Law, which has been designated as the government’s participating entity in all uranium projects in Mongolia, and is thus the Mongolian partner in the GSJV.
The New Law also created an umbrella regulatory authority for all uranium and nuclear matters in Mongolia. The NEA has considerable autonomy and reports directly to the Prime Minister rather than through any of the existing government agencies. Authority for all uranium exploration and mining licences has been transferred from the Ministry of Mineral Resources and Energy to NEA. Regulatory and licensing actions are now also under the NEA.
The GSJV and the Ministry of Mineral Resources and Energy completed the process of extending the terms of the GSJV’s licences in accordance with the Mineral Law of Mongolia and the terms of the Mineral Agreement. The four original GSJV exploration licences are valid until January 2012.
There are a number of provisions under the New Law that could significantly adversely affect the GSJV, including restrictions on the ability of a licensee to transfer its licences or interests in its uranium properties, and the ability of the Government of Mongolia to acquire a 34% to 51% interest, depending on the amount of historic exploration on the property that was funded by the Government of Mongolia, in each uranium property at no cost to the Government. Denison is currently engaged with industry groups and trade representatives in Mongolia to determine how the New Law could be applied in practice. Discussions are also underway between industry groups and the Mongolian Government in an effort to have the Government amend some of these provisions. At this time, it is not clear how the Mongolian Government will apply the New Law to the GSJV, in light of the Mineral Agreement, or to licences held by the GSJV that are not subject to the Mineral Agreement. In October 2010, Denison signed a non-binding Memorandum of Understanding with Mon Atom agreeing to work cooperatively to resolve GSJV ownership, recognizing that the Mineral Agreement provides certain rights and assurances to the investor in the GSJV.
Accessibility, Climate, Local Resources, Infrastructure and Physiography
Mongolia is a large, landlocked country with an area of about 1,566,000 square kilometres. The capital is Ulaanbaatar, which is located in the north central part of the country. Ulaanbaatar is the site of the only international airport in the country. The Trans-Mongolian Railway connects to the Trans-Siberian Railway in the north and the China rail system to the south. Much of the country is open and vehicle access is possible to most of the areas. Distances are large, however, and roads are often poor or non-existent. The local airline, MIAT, serves about 20 communities.
The climate in Mongolia is extreme continental. Temperatures are extreme in winter (down to -50º C) and summer (up to 40º C). In Ulaanbaatar, July is the warmest and wettest month, with an average temperature of 17º C and an average rainfall of 76 mm, while January is the coldest and driest month, with an average temperature of -25º C and no precipitation. Rainfall and temperature throughout Mongolia are variable depending on elevation.
In the areas where Denison is working, there is essentially no infrastructure currently available to support mine development.
Historical Exploration
During 1988 and 1989, regional scale exploration drilling was commenced by Geologorazvedka in the Choir Depression. In addition to providing depression-wide stratigraphic profiles, the early drilling confirmed the presence of large areas of continuous, shallow uranium mineralization occurring in sands, siltstones, clays, and coals of the Dzuunbayan Formation. The early exploration clearly established the favourability of the sedimentary basins of the Gobi region as hosts for uranium deposits.

Following approval of the formation of the GSJV in January 1994, work began immediately on a field program in the summer of 1994. The focus of the GSJV exploration was for deposits amenable to in-situ recovery (“ISR”) production methods, and previous exploration in the Choir Depression had indicated that the deposits there might be suitable for ISR mining. The 1994 work consisted of limited delineation drilling at Haraat to expand known resources and to increase confidence in the resources. A small ISR field test was run in 1994 to determine the ISR favourability of the Haraat type mineralization.
In 1996, the GSJV began a major escalation of exploration work. A total of 30,210 metres were drilled, and 6,000 kilometres of gamma spectrometric surveys were run. This drilling resulted in the delineation of substantial resources, but as with the previously identified deposits, the majority of the mineralization was determined to be above the natural water table.
Initial reconnaissance drilling was conducted in the Gurvan Saihan and Hairhan Depressions in 1996, following gamma surveys which delineated favourable, anomalous trends. Uranium mineralization was encountered in all of the profiles, and in several instances ore grade mineralization was discovered.
Initial reconnaissance drilling in the Hairhan Depression totalled slightly over 1,000 metres in 22 holes, and was conducted near the end of the 1996 field season. The largest discovery encountered by the GSJV to that point in time was made at Hairhan. The discovery hole intersected a 14-metre thick mineral zone grading 0.144% U.
In May 1997, the Company acquired the assets of EFN including its interest in the GSJV.
No current estimates have been completed at Haraat for the widespread mineralization that occurs above the natural water table. Historical mineral resource estimates for the mineralization at Haraat that is below the water table were prepared by Geologorazvedka, as General Contractor, in 1997 and 1998. The results of the estimates are set out below:
Haraat Historical Mineral Resource Estimate

Company
	100% Basis			Share
			Pounds of U3O8	Pounds U3O8
Category	Million Tonnes	Grade %U(2)	(millions)	(millions)

Inferred Mineral Resource	10.60	0.023	6.40	4.48

Notes:

(1)	The historical mineral resource estimate does not comply with the requirements of NI 43-101. In the opinion of Scott Wilson RPA, the classification complies with CIM definition standards.

(2)	The cut-off grade is 0.01% eU (0.012%U3O8).

(3)	The historical resource estimate cannot be verified and the estimate is not necessarily indicative of the mineralization on the property.
The methodology used for the historical mineral resource estimation at Haraat is standard in the former Soviet Union. It used Russian gamma logs from the 1988 and 1994 drilling and American gamma logs for the 1996 drilling, which were all converted to a common database and corrected for disequilibrium using the results of 1,950 core sample chemical analysis. A correction was also applied for moisture content for mineralization below the water table. The resource estimate was based on polygons for each drill hole and a density factor of 1.65 tonnes per cubic metre.

Part of the Haraat deposit is above the water table and part is below. The resources below the water table are presently considered potentially exploitable by ISR methods. Mineralization above the water table requires further work to confirm its possible economic potential and is not included in the historical resource estimate.
A major part of the 1996 program was the acquisition, assembly, and operation of an ISR Pilot Plant at Haraat. This plant was a fully integrated facility, capable of producing a final product, although drying and packaging equipment were not included. The testing in 1996 included both a test on mineralization above the water table, as well as a test below the water table, the latter being the normal operating regime for an ISR project. These tests confirmed that hydraulic control can be maintained and that uranium solubilization and mobilization can be controlled.
Work in 1997 expanded beyond the level of 1996, with efforts concentrated on drilling to define mineral resources and to test new exploration targets on the GSJV lands. The bulk of the 1997 drilling was in the Hairhan and Choir Depressions, with a modest amount of initial reconnaissance drilling conducted in the Ulziit Depression. The Ulziit drilling followed gamma spectrometric surveys to identify favourable locales. No ISR testing was conducted in 1997.
The 1997 drilling effort was redirected to focus on Hairhan with the goal to delineate and confirm resources by the end of the 1997 season. In only five months, over 32,000 metres were drilled, resulting in delineation of a significant uranium deposit. At Hairhan, the natural water table is near the surface, so all the mineralization of possible commercial interest is below the water table.
Work in 1998 was once again directed toward the objectives of exploration reconnaissance, resource delineation, and ISR testing, with over 50,000 metres of drilling, and the first stage ISR testing at the Hairhan deposit. The Hairhan Depression received the bulk of the exploration drilling effort in 1998. The mineralization depth ranges from 10 metres to 200 metres, with the average depth in the 60-metre to 80-metre range. The Hairhan 1998 test confirmed the leachability of the mineralization at Hairhan.
With the decline of the uranium price, no drilling was conducted during 1999; however, an extensive regional geologic reconnaissance program was conducted. In 2000, the GSJV Managing Director placed the GSJV program on “standby” status.
During 2004 and 2005, the GSJV resumed work and applied for additional exploration licences in six areas. In the Gurvan Saihan depression, previously identified uranium occurrences, as well as additional target areas within the depression, were tested with 159 holes totalling 12,533 meters. Results indicated that uranium mineralization was encountered in a variety of settings, which indicated that additional exploration drilling was warranted.
Drilling in 2005 was also conducted on a number of new exploration areas which had been obtained in 2004, based on past GSJV reconnaissance work. This drilling amounted to 21,466 metres in three areas. Two areas returned negative results, but in one area, the Urt Tsav/Hokh Tolgoi licences, a mineralized paleo-channel environment was discovered. Additional exploration drilling in this area is warranted.
During 2006, the Company completed in excess of 54,000 metres of drilling, all on new targets which were identified through previous GSJV and Company reconnaissance programs. Based on the generally discouraging results of this drilling, the Company released a number of exploration licences. From 2007 to 2010, exploration drilling continued. For descriptions of these programs, see “Mineral Exploration — Mongolia”.

Geological Setting
The geology of Mongolia is dominated by the Altaid orogen – an orogenic collage of subduction and accretion terranes that extend from the Ural Mountains to the Korean Peninsula (Yakubchuk et al., 2001, Dejidmaa and Badarch, 1999). This orogen formed between the Neoproterozoic and the Carboniferous. The Altaid rocks of Mongolia lie between the North China Craton and the Siberian Craton.
The Altaid rocks of Mongolia are a mélange of Neoproterozoic basement areas separated by various island arc segments and accretionary wedges. These various sedimentary and volcanic terranes have been intruded by mafic and felsic plutons ranging in age from Cambrian to Mesozoic. Cretaceous and younger basins unconformably overlie the Altaid rocks.
Late Mesozoic extensional basins are a prominent geological and topographic feature of central east Asia. The basins are interpreted as having formed in an intracontinental, back-arc tectonic setting in response to extensional faulting. These basins, likely fault bounded grabens and half grabens, were filled by eroded sediment during the Jurassic and Cretaceous periods.
Property Geology
The GSJV licences cover a number of the internal basins, or depressions, located in central Mongolia. All of these depressions appear to have similar geological features.
The Choir Depression is a linear depression about 150 kilometres long and from 10 kilometres to 20 kilometres wide. The elevation of the depression varies from about 1,100 metres to 1,140 metres above sea level, while the surrounding upland is from 300 metres to 500 metres higher. Basement around the Choir Depression comprises Proterozoic schist, gneiss and limestone, Paleozoic granitic rocks, Permian acid volcanic rocks, and Mesozoic leucogranitic rocks and associated volcanic rocks.
The depression fill is composed of non-lithified sediments with a total thickness of approximately 1,500 metres. The Lower Cretaceous sediments of the Dzuunbayan Formation are divided into two facies, with the first typically variegated and the second normally grey. The variegated section is comprised of conglomerate, sandstone, and siltstone, and occurs mainly on the margins of the depression. The second facies is comprised of lacustrine sediments, typically clays and argillaceous sandstone, with interbeds of brown coal and disseminated iron sulphides. The Upper Cretaceous section is comparatively thin in the Choir Depression and is generally from 5 metres to 40 metres thick. It is typically composed of variegated sand and gravel with limonite-goethite cementation.
Drilling
During the period between 1994 and 1999, a total of 147,058 metres were drilled. The drilling was carried out by Geologorazvedka working as a drilling contractor to the GSJV in the period from 1994 to 1998. In the period from 1994 to 1996, down hole logging was carried out by Geologorazvedka. In the period 1996 to 1998, down hole logging was carried out in-house. Holes are now logged by a Mongolian contractor using Mount Sopris equipment. Some of the early drilling was logged using Russian equipment, but the Mount Sopris equipment was in place relatively early in the program.
A significant amount of drilling has been carried out by Denison during the period from 2005 to 2010. See “Mineral Exploration — Mongolia.”
Sampling Method and Approach
A percentage of the rotary drill holes completed were cored. The purpose of this coring was to provide samples for testing to allow determination of specific gravity and disequilibrium factors for the deposits. Coring also allows analysis of various elements and a check of the reliability of the electric logging equipment.

Samples were selected on the basis of down-hole radiometric surveys, the presence of alteration in the cores, and handheld spectrometry results. Cores were split by hand. Samples ranged in length from 0.2 metres to 0.9 metres, but the bulk of the samples were either 0.2 metres or 0.3 metres. Samples were transported to the camp near Haraat for sample preparation.
Sample Preparation, Analyses and Security
Core samples were crushed in the GSJV camp to -200, +300 mesh size and transported to the Central Analytical Laboratory (“CAL”) of Sosnovgeology, a state geological enterprise in Irkutsk, Russia. CAL is registered by the Russian Federation and is certified to standard N 41083-95. Analyses performed by CAL were carried out at a level suitable for the estimation of reserves. Reports translated from Russian indicate that the laboratory maintained internal quality control programs.
Data Verification
Uranium data acquisition for the Hairhan ISR project was focused primarily on gamma logging of rotary non-core drill holes with a small percentage of rotary core holes and accompanying chemical assays of core as a means of validating the gamma logging process. This is a standard means of data verification for such projects.
Other data verification exercises completed by RPA Inc. included: (i) location of drill hole collars in the field; and (ii) manual checking of the algorithm for converting down hole gamma readings to uranium grades.
Mineral Resource Estimates
For the mineral resource estimate, RPA Inc. accepted and used the drill hole database compiled by Denison for its 2010 estimate. Denison carried out a detailed correlation of approximately 520 drill holes within the Hairhan deposit. Correlation of the geophysical logs was accomplished using commonly accepted subsurface exploration methods with a primary emphasis on identifying sands, interbedded shales, and lignites and assigning them “formation” marker designations.
The raw borehole natural gamma data (counts per second or CPS) were processed using the Denison in-house GAMLOG program (based on Scott’s AEC Algorithm), with output generated on 10 cm intervals in percent U. For each mineralized zone and for each drill hole, thickness (“TH”) and GT were calculated using the following parameters:

Cut-off Grade	0.02%U
Minimum Thickness (TH)	2 metre
Grade X Thickness (GT)	0.04
Waste Thickness	2 metres
The values for the density and disequilibrium factor are based on calculations completed by Geologorazvedka. Density is 1.65 tonnes per cubic metre and the disequilibrium factor is 1.0.
RPA Inc. reviewed the correlations of sandstone units hosting the uranium mineralization and found them to be reasonable. The Denison database was used to plot plans for each mineralized zone showing the GT and TH values for each drill hole that penetrated the zone, with a minimum GT value of 0.05 metre %. The GT value and the TH values were contoured by hand on separate plans and the contours were digitized into AutoCAD.

Each lens within each mineralized zone was classified by the number of drill holes and spacing of the holes, to reflect confidence in the lens resource estimate. In general, drill hole spacing is in the order of 100 metres. In some areas where good mineralization was encountered, drill hole spacing was closed up, and in a few locations, clusters of several holes were drilled at a spacing of tens of metres. In other areas, two holes are plotted very close together and appear to be twinned holes.
Indicated mineral resource lenses were generally defined by a minimum of three drill holes. Some lenses had up to twenty or more drill holes. In one case, an indicated resource lens was defined by two holes spaced on the order of 50-metres apart. In general, the indicated mineral resource lenses were contourable and were estimated by the contour method described above.
Inferred mineral resource lenses were mostly defined by a single drill hole or by two drill holes clustered closely together. In a few cases, indicated resource lenses were defined by two drill holes on the order of 100 metres apart.
In 2011, RPA Inc. estimated mineral resources for the Hairhan property as summarized in the table below based on exploration drilling conducted up to 2008. The cut-off is 0.04 metre GT over a minimum of two metres. The average thickness of the indicated resources is 3.7 metres and of the inferred resources is 3.0 metres.
Hairhan Mineral Resource Estimates(1)(2)(3)(4)

					Company
	100% Basis				Share
	Tonnes	Grade		Pounds U3O8	Pounds of U3O8
Category	(000’s)	% U	Tonnes U	(000’s)	(000’s)
Indicated	12,261	0.062	7,612	19,780	13,846
Inferred	5,536	0.040	2,236	5,811	4,068

Notes:

(1)	The mineral resource estimates comply with the requirements of NI 43-101 and the classifications comply with CIM definition standards.

(2)	The cut-off grade is 0.02% U.

(3)	Minimum thickness of 2 metres.

(4)	Density is 1.65 tonnes per cubic metre.
There are no mineral reserves or resources estimated for any of the other Denison Mongolia properties at this time. See “Mineral Exploration — Mongolia” for a discussion of recent exploration activities.
Mutanga Project
Denison acquired 100% of the Mutanga Project (“Mutanga”) in 2007 through the acquisition of OmegaCorp. Mutanga is comprised of the Mutanga and Dibwe deposits plus a number of exploration areas.
Property Description and Location
Mutanga is located in a sparsely populated region in southern Zambia, in the Siavonga District of the Southern Province, approximately 200 kilometres south of the nation’s capital, Lusaka.
Mutanga is comprised of two mining licences (13880-HQ-LML and 13881-HQ-LML) encompassing 457.3 square kilometres. The mining licences are held by Denison Mines Zambia Limited, a wholly-owned subsidiary of Denison and have a term of 25 years to April 2035.

Accessibility, Climate, Local Resources, Infrastructure and Physiography
Mutanga is located approximately 200 kilometres south of Lusaka. The main road from Lusaka to Siavonga (the nearest town to the project site) is in fairly good condition. The mine site itself is located east of the main road and is accessed via 39 kilometres of poorly maintained gravel road, for which a four-wheel drive vehicle is required. This road will be upgraded for the project.
The Mutanga site lies to the south of the Zambezi escarpment and is situated in the Zambezi valley at an altitude of 600 metres above sea level. The climate is warm to hot with dry warm winters and hot summers during which the seasonal rainfall occurs. The average annual rainfall is approximately 720 mm and occurs from November to March.
The population is very sparse and limited to small family settlements. No service facilities or accommodation are available in the area. Electric power is available from the national grid approximately 60 kilometres from the project. Ground water sources are available.
Historical Exploration
Uranium was first identified in the area in 1957 after a ground survey located five anomalous areas in the vicinity of Bungua Hill, west of Siavonga. Further exploration in 1958 and 1959 then found low-grade uranium mineralization that could be followed for over 800 metres of strike extent. Confirmation of this uranium mineralization was further defined in two campaigns after regional airborne magnetic and radiometric surveys had been flown over the area in 1974. The Geological Survey of Zambia (“GSZ”) conducted a ground investigation (1973 to 1977) and a second campaign was conducted by the Italian oil company AGIP S.p.A. (“AGIP”) between 1974 and 1984.
GSZ and AGIP completed fairly extensive field programs on several areas within the licence. Both GSZ and AGIP carried out ‘resource’ estimations on prospects within the current licence area. The Mutanga and Dibwe deposits were investigated by AGIP during the late 1970s and early 1980s. Considerable exploration was undertaken by AGIP including extensive resource drilling at both Dibwe and Mutanga. AGIP estimated a combined resource for Mutanga and Dibwe containing more than 20 million pounds of U3O8.
Geological Setting
The Mutanga uranium deposits are located within the Zambezi Rift Valley which is hilly with large fault-bounded valleys filled with Permian, Triassic and possibly Cretaceous sediments of the Karoo Supergroup. Rocks of the Karoo Supergroup (late carboniferous to Jurassic) occupy the rift trough of the Zambezi Valley. The Lower Karoo Group comprises a basal conglomerate, tillite and sandstone overlain unconformably by conglomerate, coal, sandstone and carbonaceous siltstones and mudstones (the Gwembe Formation), and fine-grained lacustrine sediments of the Madumabasia Formation. The Upper Karoo sediments unconformably overlay the Lower Karoo and comprise a series of arenaceous continental sediments overlain by mudstones capped by basalt.
Mineralization
The uranium mineralization identified to date appears to be restricted to the Escarpment Grit Formation of the Karoo Supergroup. Within the tenement area, the Karoo sediments are in a northeast trending rift valley. They have a shallow dip and are displaced by a series of normal faults, which, in general, trend parallel to the axis of the valley. The Madumabisa Mudstones form an impermeable unit and are thought to have prevented uranium mineralization from moving further down through stratigraphy.
Mineralization is associated with iron-rich areas (goethite) as well as secondary uranium being distributed within mud flakes and mud balls as well in pore spaces, joints, and other fractures.

It is probable that the uranium was eroded from the surrounding gneissic and plutonic basement rocks during weathering and deposition of the immature grits and sandstones. The uranium was transported together with this material in a presumably arid environment. Uranium was precipitated during reducing conditions in certain favourable units. Later fluctuations in the groundwater table caused remobilization of this material; uranium was again dissolved and then re-deposited in reducing often clay-rich areas with a certain degree of enrichment.
Drilling
The first drilling of Mutanga subsequent to Denison’s acquisition of OmegaCorp commenced on October 17, 2007 at the Dibwe deposit. The initial focus of the drilling campaign was to collect bulk sample material from the Dibwe prospect for metallurgical testing. This program continued until the onset of the rainy season in the first week of December 2007.
All rigs were relocated to Mutanga for the 2007/08 rainy season. The objective of the program was infill drilling to support an NI 43-101 estimate. Drill hole spacing was 50 x 50 metres. After the end of the rainy season in April 2008, the rigs returned to Dibwe (Central) for a 50 x 100 metre infill program. Development drilling was completed July 17, 2008, and the rig fleet transferred to exploration drilling. See “Mineral Exploration — Mutanga”.
Development Drilling Statistics

Development Drilling (October 17, 2007 — December 31, 2007)	4,232m
Development Drilling (January 1, 2008 — July 17, 2008)	41,366m
Total Denison Development Drilling to end of 2008	45,598m
Security of Samples
RC and diamond drilling campaign samples were shipped to Genalysis in Johannesburg for preparation. Once prepared, the assay pulps were forwarded by Genalysis to its Perth assay laboratory where the samples were held in secure, quarantined storage.
Data Verification: Processes for Determining Uranium Content by Gamma Logging
Exploration for uranium deposits in Zambia typically involves identification and testing of sandstones within reduced sedimentary sequences. The primary method of collecting information is through extensive drilling (both RC and diamond drill coring) and the use of down hole geophysical probes. The down hole geophysical probes measure natural gamma radiation, from which an indirect estimate of uranium content can be made.
The radiometric (gamma) probe measures gamma radiation which is emitted during the natural radioactive decay of uranium. The gamma radiation is detected by a sodium iodide crystal, which when struck by a gamma ray emits a pulse of light. This pulse of light is amplified by a photomultiplier tube, which outputs a current pulse. The gamma probe is lowered to the bottom of a drill hole and data is recorded as the tool is withdrawn up the hole. The current pulse is carried up a conductive cable and processed by a logging system computer which stores the raw gamma cps data.
If the gamma radiation emitted by the daughter products of uranium is in balance with the actual uranium content of the measured interval, then uranium grade can be calculated solely from the gamma intensity measurement. Down hole cps data is subjected to a complex set of mathematical equations, taking into account the specific parameters of the probe used, speed of logging, size of bore hole, drilling fluids and presence or absence of and type of drill hole casing. The result is an indirect measurement of uranium content within the sphere of measurement of the gamma detector.

The basis of the indirect uranium grade calculation (referred to as “eU3O8” for “equivalent U3O8”) is the sensitivity of the sodium iodide crystal used in each individual probe. Each probe’s sensitivity is measured against a known set of standard “test pits,” with various known grades of uranium mineralization, located at the DOE’s Grand Junction, Colorado office. The ratio of cps to known uranium grade is referred to as the probe “K-Factor,” and this value is determined for every gamma probe when it is first manufactured and is also periodically checked throughout the operating life of each probe. In addition, certain boreholes at the Mutanga property are cased and the probes are periodically checked for any instrument drift. Application of the K-Factor, along with other probe correction factors, allows for immediate grade estimation in the field as each drill hole is logged.
Core Sampling, Processing and Assaying
Core and RC chip samples were collected for a number of purposes in addition to purely geological reasons: verification of lithology as determined from geophysical logging and examination of drill cuttings if RC; determination of uranium content as a general check of gamma probing to determine if gamma measurement and chemical uranium content are close to balance (this is referred to as “radiometric disequilibrium”); whole rock analysis; and specific geochemistry for uranium species and other minerals of interest. Core diameter is typically 76mm. For zones selected for laboratory analyses, one half of the core was normally used and the other half retained. The minimum length of core submitted was usually 0.2 metres and the maximum length per sample was 0.4 metres. Sample intervals were selected by geologists in the field based on lithology, oxidation/reduction and uranium grade (from gamma logging and from hand-held gamma counters).
Samples were analyzed at Genalysis in Perth. Samples were transported in a dedicated truck from Zambia to Johannesburg, where Genalysis operates a dedicated sample preparation facility. The sample was crushed, pulped and homogenized and a sample pulp air freighted to the lab in Perth, Australia.
The Genalysis laboratory has been in operation since 1975 and is fully certified and accredited by Australian standards. Genalysis is an accredited NATA (National Association of Testing Authorities, Australia) laboratory (Number 3244). Genalysis has been approved by AQIS (Australian Quarantine and Inspection Service) for the receipt and treatment of samples from interstate and overseas. Genalysis is an Associate Member of the Association of Mining and Exploration Companies Inc. and a Member of the Standards Association of Australia.
Drill hole logging was conducted by trained and dedicated personnel devoted solely to this task. The tools and a complete set of spares, were manufactured by Mount Sopris Instrument Company in Golden, Colorado and were shipped to Zambia in 2007, ahead of the drilling season. Denison retained the services of a senior geophysical consultant to oversee training, implementation and quality control protocols with the Zambian logging personnel. All tools were checked and calibrated before being shipped to Zambia and a variety of system checks and standards were also established for routine checking and calibration of tools. In addition, Denison cased a mineralized hole at one of its centrally located development areas and this cased hole was logged periodically to ensure exact repeatability of the gamma probes.
Drill hole logging data was stored on digital media in the logging truck at the exploration sites. The digital data are periodically brought in from the field locations to the Lusaka office. The raw and converted logging data was copied and then sent via e-mail to Denison’s Saskatoon office, where all data was checked and reviewed.
Samples of drill core were chosen on the basis of radiometric data collected during core logging. This radiometric data was obtained by using a hand-held scintillometer and on the basis of subsequent down hole probing. The hand-held scintillometer provides quantitative data only and cannot be used to calculate uranium grades; however, it did allow the geologist to identify uranium mineralization in the core and select intervals for geochemical sampling.

Additional samples were collected above and below the horizons of interest in order to “close-off” sample intervals. Sample widths were selected according to radiometric values and lithologic breaks or changes. All reasonable efforts were made to ensure that splitting of the core was representative and that no significant sampling biases occurred. Once the sample intervals were identified, an exclusive sample number was assigned to each interval and recorded by the on-site geologist.
After the geological logging of the core and sample selection, all of the selected sample intervals of drill core were split longitudinally at the drill site. One half of the core was placed in a new sample bag along with a sample tag corresponding to the sample number. The other half of the core was re-assembled in the core box and stored for future reference. Samples were transported by dedicated truck transport and delivered to Genalysis for preparation. As standard procedure, field duplicates are included in assay suites sent to the laboratory and reference samples are used to verify laboratory controls and analytical repeatability
Mineral Resources Estimates
On March 20, 2009, the Company filed on SEDAR, available at www.sedar.com, an independent technical report entitled “NI 43-101 Technical Report Mutanga Uranium Project, Zambia” (the “Mutanga Report”) prepared by CSA Global in accordance with the requirements of NI 43-101 with respect to the Company’s deposits in Mutanga.
In preparing the Mutanga Report, CSA Global carried out the following procedures. U3O8 grades were estimated into a block model for each deposit, constructed to honour the interpreted mineralized zones and the surface topography. Blocks within each model were coded by the relevant domains using the domain wireframes and then constrained to the surface topography. Blocks situated above the topographic surface were deleted. Adequate waste was built into the block models to ensure that they were suitable for open pit optimisation and mine planning. To speed up processing time, waste blocks were filtered out of each block model prior to grade interpolation and then re-merged into the block file after grades were assigned to each model.
Ordinary kriging was used to estimate U3O8 based on the modelled variogram parameters. Inverse distance squared estimation was completed as a comparison with the kriged estimate.
The grade interpolation strategy for both deposits involved setting up search parameters in a search ellipse for each domain, which was then aligned to the geometry of each domain. A series of grade interpolation “runs” were then completed, at progressively larger search distances until all blocks received an interpolated grade. Constraints were applied to the number of grade values and holes used in the interpolations in order to improve the reliability of the estimates.
Upon completion of grade estimation for both deposits, a series of block model validations were completed to test the robustness of each estimate.

Mutanga Mineral Resource Estimates

		Measured
	U3O8			Pounds
	Lower	tonnes	U3O8	U3O8
Deposit	Cut-off ppm	(,000)	ppm	(,000)
Mutanga	100	1,880	481	1,992

		Indicated			Inferred
	U3O8						Pounds
	Lower	tonnes	U3O8	Pounds	tonnes	U3O8	U3O8
Deposit	Cut-off ppm	(,000)	ppm	U3O8	(,000)	ppm	(,000)
Mutanga	100	8,400	314	5,817	7,230	206	3,287
Mutanga Ext	200	—	—	—	500	340	400
Mutanga East	200	—	—	—	200	320	100
Mutanga West	200	—	—	—	500	340	400
Dibwe	100	—	—	—	17,040	234	8,967

Total		8,400	314	5,817	25,470	235	13,154

Notes:

(1)	The Mutanga mineral resource estimates have been prepared in accordance with the requirements of NI 43-101 and the classifications comply with CIM definition standards.
Based on the results of recent mining and processing studies, the updated mineral resource estimates for Mutanga and Dibwe are reported at a 100 ppm U3O8 cut-off. Recent drilling at Mutanga has validated the previous historical drilling data and provided increased confidence in the U3O8 grade, geological interpretation and tonnage factors resulting in a significant portion of Mutanga being classified as indicated mineral resources. The remainder of the mineral resource has been assigned to the inferred mineral resource category, due to the limited understanding of geological continuity, low drilling density and the uncertainty surrounding the historical data.
Mineral Exploration
General
In the Athabasca Basin, Denison is participating in 31 exploration projects, primarily located in the southeast part of the Basin. During 2010, 34,492 metres were drilled on projects which Denison operates, and a further 5,612 metres were drilled by ARC on properties in the McClean Lake mill area. In particular, Denison’s program at its 60% owned Wheeler River project yielded positive results, culminating in the completion of an initial estimate of mineral resources at the Phoenix deposit in November 2010, see “Mineral Properties — Phoenix Deposit at the Wheeler River Property”. The Wheeler River project remains the major focus of the Company’s exploration activities in 2011.
Denison is participating in four drill programs in the Athabasca Basin during the 2010-2011 winter season; Denison is operator of three of these programs, and the other is managed by ARC. Of the Denison operated projects, one drill program will be undertaken at the Wheeler River project and the other two will be at the Moore Lake and Hatchet projects. ARC plans to undertake a winter drill program at the McClean Lake project. No field work is planned for the Midwest and Waterfound projects this year, and a minor amount of geophysics is planned for the Wolly project.

On Denison’s operated and non-operated projects, a total of 44,550 metres of drilling is planned for 2011. In addition to these major drill campaigns, Denison and ARC expect to carry out a number of geophysical surveys to identify targets for future drill programs.
McClean Lake
The McClean project includes the deposits of the Sue Trend, and the JEB, Caribou and McClean Lake sandstone hosted deposits. The “Sue Trend” represents an arcuate graphitic gneiss which flanks various granitic domes, and one of these domes is associated with virtually all of the mineralization at the property. Depths to basement are relatively shallow, rarely exceeding 175 metres, which is well within the range of open pit mining methods. The Sue trend is host to five deposits, including Sue A, Sue C, Sue E and Sue B which have been mined. The Sue E deposit is geologically similar to the Sue C deposit, in that it is basement hosted and contains an order of magnitude more pounds than the nearby unconformity hosted deposits (Sue A, B and D). The McClean group of deposits represents the fifth largest property in the Athabasca Basin in terms of production and identified mineral resources and has produced almost 50 million pounds U3O8 since inception. In the Company’s view, significant exploration potential still remains. However, no drilling was carried out on this property in 2010 by its operator, ARC. A variety of compilation and database review programs were completed.
In 2011, work on the McClean Lake project will consist of 4,250 metres of “brown-field” diamond drilling in support of near-term mining operations. Targets at McClean South, Sue D, Caribou and McClean North will be tested.
Midwest
Little exploration activity was carried out at the Midwest project in 2010. Only minor compilation and some core racking were carried out during the year, and no work is planned for 2011.
Wolly
The Wolly uranium exploration project is a large and well located property which surrounds the McClean Lake uranium operations and comprises approximately 23,700 hectares, making it double the size of the Wheeler River project.
In October 2004, Denison entered into an agreement with ARC to earn up to a 22.5% interest in the Wolly project by spending up to Cdn$5,000,000 on exploration activities over a six-year period. Denison completed its earn-in during 2009.
Wolly was first explored in the mid 1970s by its prior owners, due to its proximity to the Rabbit Lake discoveries. Because of the relatively shallow depths to the unconformity, which do not exceed 200 metres, drill testing there is less expensive than many other properties in the area, and any Wolly deposits discovered would be amenable to open pit extraction methods. Wolly originally included the McClean area until the decision was made to place McClean into production, at which time McClean was separated out.
The 2010 exploration programs which were conducted by ARC, as operator, consisted of a number of ground geophysical surveys, which were dedicated to refining future drill targets, and a 19-hole drilling program for 3,431 metres. The holes were drilled in the JEB West and Geneva areas. No significant mineralization was returned from any hole completed in this year’s work. For 2011, a small moving loop geophysical survey will be conducted over the shallow Snake Lake East area, along strike from the previously mined JEB deposit.

Waterfound
The Waterfound property, owned 15.0% by Denison, is a deeper project with depths to the unconformity in the range of 450 to 550 metres. A relatively long conductor, termed the D1, is present on the property and has been the main focus of exploration for a number of years. This conductor is host of the “Alligator” showing, in the north part of the claim group where Hole WF-08 in the early 1990’s intersected a value of 3.81% U over 10.53 metres at a depth of approximately 450 metres. A significant amount of geophysical work took place in the past four years prior to the 2009 five hole drill program, totalling almost 3,360 metres. No significant results were returned from the drilling, which was testing the west strike extensions of the Alligator showing in a geophysically complex area. A three hole, 2,182.2 metre program took place in 2010 and tested this conductor in an undrilled area. No significant drill results were obtained.
Moore Lake
The Moore Lake property, owned 75% by Denison and 25% by JNR Resources Inc. (“JNR”), comprises 11 contiguous claims totalling approximately 36,000 hectares. The property is located in the southeastern portion of the Athabasca Basin in the La Ronge Mining District of Saskatchewan. The Moore Lake property is subject to a 2.5% net smelter return royalty. The target on the Moore Lake property is an Athabasca unconformity type deposit.
Early exploration on the Moore Lake project has been at the Maverick zone, although uranium mineralization has been intersected in several other locations on the project. The primary exploration target area on the project is the 2.5 km long Maverick mineralized trend where pods of high grade unconformity-type mineralization have been outlined. Basement and sandstone hosted mineralization have also been intersected on the Avalon, Venice, Rarotonga, and Nutana Grid areas. Mineralized intercepts have been recovered along nearly 800 metres of strike, and the mineralized system has been traced by wide-spaced drilling for over three kilometres. Based on the program of 13 holes drilled in 2008, it was determined that the Maverick Zone was too small to be economically significant. Since then, work has consisted of several campaigns of resistivity geophysical surveying to identify targets along a reappearance of the Maverick stratigraphy. The Moore Lake Joint Venture is planning an eight hole, 3,000 metre program in 2011 which will continue to test these targets.
Wheeler River
Denison holds a 60% interest in the Wheeler River project consisting of 19 mineral claims totalling 11,720 hectares. The other parties are Cameco Corp. at a 30% interest and JCU holding the remaining 10%. Denison is the operator. It is favourably located along strike from the McArthur River mine and is underlain by many of the same geological features. A prime target during the 2005 to 2008 period has been the quartzite ridge, where significant but uneconomic mineralization has been intercepted at a depth of 300 metres, at two different locations along the footwall of the ridge separated by 600 metres.
In 2008, as a result of a DC resistivity survey along the hanging wall of the quartzite ridge, an alteration zone was discovered in an area where a number of historic drill holes had been lost in altered sandstone. The resulting DC resistivity anomalies were tested for sandstone “breaches” postulated to represent alteration plumes emanating from mineralization at the unconformity. All drill holes during the summer of 2008 either intersected mineralization or very strong alteration close to mineralization.
During 2009, three drill programs were carried out, each of which established significant milestones in the advancement of the project. During the winter program, the first indications of significant mineralization came from Hole WR-258 which returned 11.2% U3O8 over 5.5 metres from a depth of 397 metres. The summer drill program continued to test this mineralization, known now as the Phoenix deposit, with Hole WR-273 returning a value of 62.6% U3O8 over 6 metres at a depth of 405 metres. A further drill program in the fall of 2009 established continuity in this high-grade area. The Phoenix deposit bears similarities to the McArthur River P2 deposits.

Two drill programs were carried out by Denison in 2010 under which 28,362 metres of core were drilled for the dual purposes of discovering extensions of the Phoenix Zone and providing data in support of an initial estimate of mineral resources in accordance with NI 43-101 which was completed in November 2010. Both of these programs were very successful, resulting in the discovery of two new zones, namely Zones C and D, along strike and in the completion of mineral resource estimates in late 2010.
The Joint Venture approved the largest budget in the property’s history, totalling an annual spending of Cdn$10,000,000 for the Wheeler River project in 2011. Seventy-five holes are planned to be drilled in an attempt to expand mineral resource estimates in the known deposits (Zones A and B), to evaluate Zones C and D and to explore for new zones along the nine kilometre structure as delineated by the existing geophysics. In addition, further geophysical work will attempt to extend the structure to the Southwest. This work will entail using three diamond drill rigs simultaneously. It is anticipated that a total of 35,000 metres of diamond drilling will be carried out.
Park Creek
Denison entered into an agreement with Cameco in March 2006 for an option to earn an aggregate 75% interest in Cameco’s Park Creek uranium exploration project in two stages, by incurring Cdn$2,800,000 in exploration expenditures over a period of three years to earn a 49% interest, with a second option to earn an additional 26% interest by incurring expenditures of Cdn$3,000,000 before the end of 2014. Denison is the operator during the earn-in period and has earned the initial 49% interest.
The current project lands were staked by Cameco in 1992. These lands were previously explored as part of the Umpherville Lake Project by Noranda in the 1970’s and until the mid 1980’s, and then by Rio Algom until the early 1990’s. Most of Cameco’s exploration activities, which followed this period until 2004, on the Bird Lake thrust fault which traverses the central portion of the property on the Esker grid. Based on exploration to date, boulder sampling on the project indicates a broad illite anomaly and an area of weak uranium and lead enrichment on the Esker grid.
Denison has carried out geophysical surveys and several drill programs. Drilling along the Bird Lake Fault on the Esker grid has located areas of strong alteration and anomalous geochemistry in the vicinity of the intersection of north-south faults with the Bird Lake fault.
During the 2009 winter, a ground D.C. resistivity survey was carried out. The results suggest that the resistivity survey successfully mapped the major basement structural corridors within the surveyed area. During the 2009 summer exploration season, a drill core re-logging program was carried out in order to better understand the Park Creek basement geology on a property scale, as well as to help determine which geological features, if any, were contributing to the resistivity anomalies generated that previous winter.
During the winter of 2010, six holes representing 2,074.1 metres, were drilled in two areas. Four holes targeted resistivity anomalies on the Esker grid. Although favourable structures were located, explaining the resistivity anomalies, no significant uraniferous results were obtained. Two holes, targeting high-frequency EM Conductors as an indication of an extension of a possible mineralized zone, were unaltered.
No work is planned for 2011 on this project.

Bell Lake Joint Venture
The Bell Lake project is a joint venture with JNR and is located in the Athabasca Basin some 50 to 75 kilometres northwest of the Rabbit Lake mine. Denison holds a 60% interest and is the operator of the prospect. The project consists of nine claims totalling 26,550 hectares. Historic drill holes on the property indicate that the conductive horizons may be attributed to graphite and sulphides in the basement lithologies. Assessment credits are in good standing. No work was carried out in 2010. In early 2011, a program of line cutting followed by ground magnetic and fixed loop EM surveys were carried out to cover any eastern extension of the Bell North Conductive Trend.
Huard-Kirsch
The Huard-Kirsch property is a joint venture between Denison and Aben Resources Ltd. Denison has an approximate 52% interest in the property.
No exploration activities were conducted on this property in 2009 or 2010, and none is planned for 2011.
Murphy Lake Project
The Murphy Lake property is a joint venture between Denison and Virginia Energy Resources Inc. with each party having a 50% interest and Denison is the operator.
During the summer of 2008, two drill holes were completed on the Murphy Lake property for a total of 600 metres. Both targeted a time-domain electromagnetic (“TDEM”) anomaly, outlined by ground geophysics completed during 2008. While anomalous mineralization was obtained, including the presence of a faulted basement wedge, no work was carried out in 2010. For 2011, a small moving loop survey and magnetic and VEF surveys will be completed on Claim S-111636. Assessment credits are in good standing.
Hatchet Lake Project
The Hatchet Lake property is a joint venture between Denison and Virginia Energy Resources Inc., with each company having a 50% interest and Denison is the operator. The property currently consists of 11 claims, totalling 33,930 hectares, which were acquired in 2004 and 2005. The area has been previously explored over the last 40 years, by a number of prior owners including Urangesellschaft Canada Ltd., Saskatchewan Mining Development Corporation, Cogema Resources Inc. (now ARC), Numac Oil and Gas Ltd., Gulf Minerals Canada Ltd., Asamera Minerals Corp., Eldorado Resources Ltd., Cameco, JNR and the Company. Previous work has outlined several areas of interest in the Wollaston meta-sediments which surround broad Archean granite domes on the property.
In the Richardson-Crooked Lake area, geophysical surveys and about 150 drill holes have been completed over the 10 kilometre trend since 1976. This work outlined NW-SE trending conductors, anomalous radioactivity (up to 5,500 cps) at the unconformity, indicative alteration including bleaching, hematization and quartz dissolution concentrated near the unconformity, sheared graphite in the basement pelites and anomalous base metal values in basement fault zones and the basal sandstone. On the southeast part of the property, fairly comprehensive work has been completed in the Tuning Fork Lake area. In this area there is evidence of a NE oriented structure with unconformity offset. Hole Q20-1 intersected 0.1% U over 0.5 metres in the basement lithologies in the hanging wall of the fault.
During the winter of 2010, 11 holes totalling 2,161 metres were drilled. Drilling returned interesting results with potential, including several 1.0 metre zones up to 0.1% U3O8 in the first hole. The third hole yielded over 100 metres of strongly altered and faulted basement rocks. Despite the absence of anomalous uranium values in this hole, further work is justified.

Denison is planning a drill program for 2011, consisting of 14 holes, totalling approximately 2,300 metres, in areas of strongly altered basement rocks.
Turkey Lake Project
The Turkey Lake Project is located along the northeastern edge of the Athabasca Basin in northern Saskatchewan. The project is well situated, bordering the northern claim boundary of the Wolly Project, about 28 kilometres north of the McClean Lake project and approximately 25 kilometres north of the Eagle Point mine. The Turkey Lake property is 100% owned by Denison.
Prior to Denison’s involvement, the Turkey Lake property was explored by Gulf Minerals and Cameco. In 1978, Gulf Minerals Canada drilled a total of 13 holes into the main Turkey Lake conductors. Of these, several returned encouraging results, the best of which was TUR-4 which intersected 0.136% U over 0.6 metres. The intersection was within the sandstone column just above the sub-Athabasca unconformity at a vertical depth of only 20 metres. Follow-up holes drilled within the vicinity of TUR-4 also intersected significantly elevated radioactivity.
During the summer of 2008, a medium-density soil sampling geochemical survey was completed over the main Turkey Lake conductor set. The program was designed to selectively analyze the samples using a technique known as Enhanced Enzyme Leach Analysis. The survey indicated weakly anomalous nickel, thorium and uranium results within the TUR-4 drilling area, as well as an interesting zone of depletion to the north along the conductor system. Historical drill holes were located and re-collared during the course of the program.
Denison’s work in 2009 included an airborne geophysical survey conducted during the summer months in conjunction with the Le Drew Lake and Hatchet Lake projects. The survey collected magnetics, electromagnetics, and radiometrics over the project areas.
During 2010, Denison drilled 14 holes totalling 1,895 metres to test the double conductor set which had returned anomalous radioactivity in past work. One hole intersected elevated radioactivity, at 250 to 1100 cps, over 12 metres very near surface. Assay results from this core returned a maximum of 0.13% U3O8 over 1.0 metre. Further work is warranted, but none is planned for 2011.
Bachman Lake Project
On Denison’s 100% owned Bachman Lake project, early work concentrated on the two known conductor systems ML-1 and ML-2, while large parts of the property have only seen regional work. Denison believes that there is good potential for the discovery of unconformity type uranium mineralization on this property.
In 2009, Denison targeted one hole at 648 metres to test strong basement alteration with weakly anomalous unconformity geochemistry detected at BH 08-02 from 2008 drilling. The 2009 hole, BH-09-01, was a step-out hole drilled 185 metres north of fence BH-08-02 with a southerly dip, with a view to better explain the interpreted airborne and ground conductors which appear coincident with strong lower sandstone hosted alteration, such as bleaching and desilicification. Hole 09-01 was successfully drilled to a depth of 648 metres as planned. The unconformity was intersected at 461 metres and a significant cut of basement lithologies was collected and sampled. In addition, several basement conductors and faults were intersected. The structural data collected will further improve the overall geological interpretation of this conductive trend. As the project is in good standing, no work was carried out in 2010 and none has been proposed for 2011.

Crawford Lake Project
At this 75% Denison-owned joint venture, with Freeport-McMoRan Copper & Gold Inc. (“Freeport”) owning the balance, the current project lands were established in 1995 and 1996. One of a pair of east west conductors was drill tested in the mid 1990’s, and the results disclosed an extensive alteration zone between approximately 350 metres to 450 metres depth with an east west extension of 900 metres. Several holes drilled by Denison in 2007 were lost in areas of extensive quartz dissolution in the sandstone. These holes remain priority targets for follow up in the future. At this time, the project is in good standing. No work was carried out in 2009 and 2010, nor has any been proposed for 2011.
Brown Lake Project
Brown Lake is another co-owned project between Denison and Freeport, with Denison again owning 75%. At this small property, extensive exploration has been conducted in the past. Significant uranium mineralization has been intersected in one hole and favourable alteration and geochemistry in several others. The best assay was an average of 1.42% U3O8 over one metre in one hole drilled in 1979.
Denison does not believe that much potential exists in this immediate area based on extensive follow up drilling carried out, but there is still potential in the regional area for both unconformity and basement hosted deposits. Four holes totalling 1,164 metres were drilled in late fall of 2009. The results of the four hole fence drilled on the Brown Lake project yielded weakly anomalous geochem results along the main conductive trend. The overall interpretation of the northeast dipping (45 degrees) synclinal structure are bolstered, and further evidence has been collected regarding to the two main fault structures interpreted on the property. Up until then, no structural data had been collected on the property. No work was carried out in 2010 and none is planned for 2011.
Ford Lake Project
On this 100% Denison-owned property, several geophysical surveys, consisting of ground magnetic and electromagnetic surveys, were carried out in the winter of 2009 to prioritize future drill targets. Further resistivity surveys had been carried out during the summer of 2009 to define any sandstone alteration zones and controlling structures related to historical mineralization where sub-economic mineralization was encountered in several holes. More than 60 holes have tested this property to date.
A total of six holes for 1,988 metres were drilled in late fall of 2009 to test two separate interpreted conductive structures. A re-interpretation of the property geology and geophysics suggested the presence of several untested conductive fault structures situated in ideal metamorphic rock types. Based on ground geophysics completed in 2008 and 2009, Denison identified a significant conductive fault structure that had remained untested to date.
Drilling along the northern interpreted conductor on the Ford Lake grid intersected a significant basement and sandstone fault structure with weak associated unconformity mineralization (40ppm U partial digestion). No significant geochemistry was noted from the drilling conducted on the southern conductor.
A ground resistivity survey conducted on the Morin Lake grid during the fall of 2009 yielded mixed results. As assessment credits on this property are in good standing, no work was carried out in 2010, and none is proposed for 2011.
Jasper Lake Project
The Jasper Lake property is wholly-owned and operated by Denison. The target on the property is an unconformity-type uranium deposit at or near the contact between the Athabasca sandstones and underlying basement rocks. Work was carried out by Denison in 2008, and sufficient assessment credits will keep the project in good standing for several years.

Stevenson River Project
The Stevenson River property is wholly-owned and operated by Denison. The Company completed a two-hole helicopter supported drill program during the summer of 2008. No mineralization or significant radiometric peaks were encountered. This property is in good standing; no work was carried out in 2010, and none is proposed for 2011.
Ahenakew Lake Project
The Ahenakew Lake property is wholly-owned and operated by Denison. Four diamond drill holes totalling 804 metres were completed during the winter of 2008/2009. None of the drill holes had Athabasca Group sandstone overlying basement rocks. Although all holes encountered varying amounts of strongly graphitic pelite with locally massive graphite none intersected any significant uranium anomalies. A historic hole in 1986 intersected 4,350 ppm over 0.4 metres at a shallow 57 metre depth, so there is some potential for uranium mineralization. However, no work was carried out in 2010 and none is planned for 2011.
North Wedge Project
The North Wedge Project is 51% owned by Denison, with JNR holding the balance. Denison is the operator of the project. The winter 2008/2009 exploration program on the North Wedge claim consisted of approximately 300 meters of diamond drilling over two holes. The drilling targeted a weak geophysical anomaly as well as Tabbernor faulting. This work was unsuccessful in defining either mineralization or alternation. No further work is planned for the immediate future.
JNR Operated Projects
On JNR operated projects Dufferin, Kelic Lake, Lazy Edwards and Pendleton, ground geophysical surveys were carried out on a variety of locations in 2009. No additional work was carried out in 2010.
Gold Property
Denison holds a 100% interest in a gold prospect at Talbot Lake in Ontario. In 2009, Denison entered into an option agreement with Abbastar Resources Corp., whereby Abbastar may earn interests in the Talbot Lake property.
U.S. Properties
The uranium mineralization found in the Colorado Plateau was deposited in alluvial fans by braided streams. The shape and size of the mineralized lenses are extremely variable. As a result, exploration and mining have historically involved conducting exploration to find the lens and then following its erratic path with limited surface exploration drilling. This is unlike other types of mining where mineralization is almost completely delineated by extensive surface drilling prior to mining.
The unusual nature of these deposits has traditionally resulted in a limited amount of drilling being dedicated to delineate resources prior to mining. Traditionally, there will be some resources that have been delineated at the beginning of each year, uranium will be mined during the year and approximately the same amount of resources will remain delineated at the end of the year. This pattern has persisted since the 1940s.
Denison conducted drilling at three sites in 2008. Two of these sites are close to existing, active Denison mines, and the third site, Monogram Mesa, is a block of claims in an area of extensive historical production by past operators. Towards the end of 2008 and then into 2009, Denison drilled a total of 100 holes, amounting to 17,066 metres (55,995 feet) on its exploration properties in the United States. Drilling in 2010 totalled 15,717 metres (51,569 feet) in the vicinity of the Beaver and Pandora mines.

Commencing in November 2008, a 41-hole program totalling 6,143 metres (20,125 feet) was conducted near active mining areas of the Pandora mine. This drilling confirmed minable grade mineralization in the eastern portion of the Pandora mine, and by late 2009, mining operations were actively producing from that area. In 2010, 11 holes totalling 1,963 metres (6,440 feet) were drilled in advance of active mine areas at the Pandora mine. Results of this drilling were negative, and future drilling will focus on stepping out to new target areas further removed from current mining areas.
The majority of 2010 drilling in the U.S. was directed to the Beaver Mine area. A total of 62 holes totalling 13,755 metres (45,129 feet) were completed along known trends and in areas between mineralized pods where historical drilling is limited. A new mineralized channel was delineated parallel to active mining in the west Beaver area; the new zone is approximately 300 metres long.
Two drilling campaigns were conducted at the Sunday Mines Complex in a combined resource exploration effort and hydrogeological characterization program in support of permitting requirements. The first phase of a two-phase program was conducted in March and April 2009. Twenty -two holes totalling 3,781 metres (12,407 feet) were drilled, primarily to collect subsurface data for hydrogeological characterization as required under the Colorado DMO program. See “Operations – US Properties”. This initial phase of drilling encountered two minor mineralized zones, which were subsequently further tested in the second phase of work. The second phase of drilling was conducted in August and September and amounted to 7,152 metres (23,463 feet) in 37 holes. Drill results were generally marginal, encountering only isolated, thin mineral intersections. Further geologic interpretation in the entire Sunday Complex area is needed to develop additional drill-worthy targets.
Mongolia
In 2007, the Company expanded its programs in Mongolia to include environmental characterization work, hydrology studies, and preliminary development planning at the Hairhan and Haraat projects. Aquifer characterization tests were conducted at both the Hairhan and Haraat deposits. An initial Social Impact Assessment Scoping Study and Stakeholder Interview Program was completed in the region of the Hairhan and Haraat projects. Since the majority of the mineralization at the Haraat deposit is above the natural water table and not amenable to ISR, a preliminary Scoping Study was conducted to identify possible alternative exploitation methods, including open pit mining with conventional milling, heap leaching, and vat leaching.
Drilling in 2007 consisted of 45,746 metres on the Hairhan and Haraat projects. Drilling at Hairhan was directed primarily to closing the drill spacing in mineralized zones. The Hairhan work also continued to extend the southern end of the main Hairhan central deposit. At Haraat, drilling included reconnaissance work in order to determine the potential extent of known mineral trends. A resource area designated Northeast Haraat was delineated in 2007. This area was initially encountered in drilling in the late 1990’s, but had not been evaluated since.
The Company also tested three target areas in 2007 in new frontier areas in southwest Mongolia. This included drilling 10,290 metres to investigate geologic settings in areas which had been mapped and exhibited favourable surficial geology. Although the initial drilling did not lead to any mineral discoveries, these areas warrant further work at a time when markets justify new frontier programs.
In 2008, a total of 72,423 metres of drilling was carried out on the Hairhan depression, the Choir depression and other exploration targets. At Hairhan, over 25,000 metres, using seven rigs, was dedicated to infill drilling and the establishment of hydrogeological wells for baseline groundwater and monitoring wells.

At the Choir depression, only a limited amount of drilling was carried out, but the Company was successful in discovering several small isolated mineralized zones which will be future targets. Several drill holes were cored to obtain metallurgical samples. The preliminary metallurgical test work indicated that recoveries of approximately 90% could be achieved using either acid or carbonate leach.
At the Ulziit depression, a 25,000 metre program was completed and a new discovery of moderate mineralization in permeable sands was made.
Drilling on the Urt Tsav/Hokh Tolgoi licence area extended the mineralized paleo-channel system. Further detailed delineation work is needed to confirm the potential of this system to host sizable uranium deposits.
Baseline groundwater sampling wells were installed in Hairhan in 2008 and quarterly sampling was initiated. Similarly, quarterly sampling of springs and local herders’ wells was initiated. Baseline studies were completed at Hairhan for soils, vegetation, wildlife and surface water. A baseline gamma survey was also conducted over the Hairhan area and surrounding locales where future development might affect the current land condition.
Late in 2008, the Company submitted to the Mineral Resources Committee of Mongolia a resource estimate prepared in accordance with Russian procedures. This submission is required to advance projects from exploration licences to mining licences.
The Committee approved the GSJV resource estimates becoming the first officially accepted and approved uranium resource registered in Mongolia. A Preliminary Feasibility Study, structured in accordance with Mongolian standards, was submitted in early 2009 and is under review.
In 2009, a program totalling 13,878 metres of drilling was carried out on the Hairhan, Choir, Ulziit and Gurvan Saihan licence areas.
At the Hairhan project, in 2009 a 4,869 metre drilling program was directed toward testing of outlying areas to support determination of which areas of the exploration licence could be reduced. As a result of this drilling, the eastern, southeastern, and southern areas of the Hairhan depression were found to be unfavourable for uranium mineralization, and these areas were subsequently released from the licence.
In the Haraat area in the Choir depression, drilling totalled 1,998 metres in 2009. A new zone of sandstone-hosted mineralization, tested in 2007 and 2008, was extended with the 2009 drilling. This prospective new zone, along the eastern margin of the depression, warrants further exploration.
In the Ulziit licence areas, a 6,509 metre drilling program was completed in 2009. This work tested the three areas where anomalous mineralization had been encountered in the 2008 campaign. The 2009 results were encouraging, as mineralization has been discovered hosted in permeable sandstones and associated with redox interfaces.
In the Gurvan Saihan area, a small drilling program was conducted in 2009, primarily to meet licence-holding work commitments. Drilling totalling 502 metres was selectively located to gather core for analysis of lithologic associations.
Work continued in 2009 on environmental data collection and related permitting activities at Hairhan. Quarterly groundwater baseline sampling continued, as did collection of baseline samples on herders’ wells and local springs. Archeological surveys were completed at Hairhan and Haraat. A General Environmental Impact Assessment was submitted to the Ministry of Nature and Environment. This assessment was accepted and is another of the components needed to proceed to obtain a mining licence at Hairhan.

Activity by the GSJV generally slowed in 2010 due to uncertainties regarding joint venture ownership and structure as a consequence of the enactment of the New Law. Work proceeded on environmental programs, most notably the finalization and submittal to relevant agencies of a Detailed Environmental Impact Assessment for the Hairhan ISR project with a satellite ISR project for Haraat on resources below the water table. The Prefeasibility Study submitted in early 2009 was placed on hold in 2010 in order to update and revise the study to meet Mongolian standards for a “final” Feasibility Study.
Drilling in 2010 was limited in scope to focus on essential priorities and to meet annual exploration work requirements. At Hairhan, three holes totalling 653 metres were drilled to test deep extension of known mineralization; results were encouraging as a possible new target has been located. In the Choir Depression, 1,998 metres of drilling was conducted to continue extension of the new mineralized trend developing along the east margin of the licence area. At Gurvan Saihan, infill drilling of 1,356 metres was completed, which supported preparation of an initial resource estimate, in accordance with Russian methods and Mongolian standards. At year end the resource estimate was submitted to the Mineral Resource Committee of the Ministry of Mineral Resources and Energy. Confirmation and extension drilling totalling 3,509 metres were conducted on three discoveries in the Ulziit licence.
In the period since the Company resumed exploration work, following temporary cessation of programs in 2000, the following drilling work has been conducted:

							Total
Area	2005	2006	2007	2008	2009	2010	Metres
Choir			25,397	4,862	1,998	591	32,848
Hairhan			20,349	25,653	4,869	653	51,524
Gurvan Saihan	12,533			7,664	502	1,356	22,055
Ulziit				25,089	6,509	3,509	35,107
Urt Tsav/Hokh Tolgoi	11,054		300	9,155			20,509
GSJV Exploration areas	10,412	43,124					53,536
Denison Exploration areas		11,658	10,290				21,948

Totals	33,999	54,782	56,336	72,423	13,878	6,109	247,527
With the enactment of the New Law, authority over all uranium exploration licences was transferred from the Ministry of Mineral Resources and Energy to the NEA. Accordingly, the GSJV coordinated with both agencies to effect the re-registration of the GSJV licences with the NEA. Late in 2009, materials were submitted to reduce four of the six GSJV licences. This action must be approved by the NEA and local authorities in the areas of the licence to ensure that no environmental damage remains in areas being released. The reduction of the licence areas lowered annual exploration licence fees for the GSJV from slightly over $1 million to less than $300,000.
Mutanga
Work commenced on Mutanga late in 2007, and the project was the focus of a major development drilling effort until mid-2008 when the rigs were turned to exploration. The drills concentrated on testing areas identified as a result of an airborne radiometric survey over the prospective parts of the project not covered by a previous survey. This work was successful in discovering three new areas of mineralization of moderate to strong mineralization.
During 2009, Denison focussed on the consolidation and re-evaluation of geological and geophysical data. During the year, Denison developed a further understanding of the Project geology through surface geophysical (radiometric) programs, geological mapping and petrographic studies. Geological and geophysical data validation programs continued throughout the year. This work continued through 2010 as well as some regional studies.

In 2010, Denison continued to advance Mutanga in preparation for a significant work program in 2011. A 17,000 metre, $3.9 million drill program is planned for the year to follow up on favourable 2008 drill results in an attempt to increase the project’s resource base. In addition, some metallurgical test work will be carried out.
Quality Assurance and Quality Control Procedures and Protocols
The following section details the Quality Assurance and Quality Control (“QA/QC”) procedures and protocols for all exploration programs operated by Denison.
Athabasca Basin
The following details the protocols used by all Denison staff and consultants on exploration programs in the Athabasca Basin. The use of very large historic databases, and ongoing compilation and evaluation, allows Denison to target both reconnaissance and detail follow up targets on many of its projects. Selected control points on historic and newly cut grids are located by differential Global Positional System (“GPS”). Diamond drill holes are initially located with respect to local grid coordinates, and are located post-drilling by differential GPS. This GPS allows very accurate definition of the surface elevation control, which is critical in location of any unconformity offsets. Denison also collects down hole spatial data which allows determination of the true position of the drill hole, as the azimuth and dip down the hole often varies from that at the collar of the hole.
Denison collects several types of down hole geochemical data during drilling operations, as follows:
•	Regular geochemical samples of two types are collected at specific intervals down the hole, generally at predetermined intervals in the 5.0 to 10.0 metre range:
•
Regular samples are taken for clay analysis by spectrometer (PIMA). The speciation of clays determined by this method helps to characterize proximity to mineralized alteration zones at the unconformity. Less than 10 centimetres of sample is collected for this work.

•
Regular samples of core are taken for multi-element geochemical analysis to determine background levels of 53 elements; elevated concentrations of certain elements can then aid in economic evaluation of the hole. Three selected samples of less than 10 centimetres are composited to make up this sample.

•
Selected samples of drill core are sampled on the basis of radiometric data collected during core logging, and on the local geology in the hole. This radiometric data is obtained by using a hand held scintillometer. The scintillometer does not allow quantification of grades, but it does help to identify mineralization and therefore select samples for further geochemical analysis and assay. These special samples are selected for geochemical analysis and are generally less than 10 cm.

•
Following completion of drilling, the hole is flushed with water for an hour to remove any material from the bottom of the hole, and then a radiometric probe is lowered through the rods to within 10 metres of the bottom. Readings are taken both on the way down and on the way up. Probe results are presented as “grade equivalent” eU3O8. The downhole probes are calibrated originally by the manufacturer at test pits with known mineralization in the United States. These probes are also regularly tested in the test pits at a government-owned facility in Saskatoon. In addition, Denison is further calibrating the probes by developing a correlation curve of probe grades versus corresponding high-grade assays on split core as received from the laboratory. At the Wheeler River project, different probes are used depending on the observed grade of mineralization at the unconformity as the standard probes generally become saturated at grades above 20% U3O8.

•
Assay data is collected where the geologist suspects, on the basis of alteration, geology, scintillometer and probe results, that the grade of a sample could be greater than 0.01% U3O8. The start and end points of the sample are marked; Denison strives to keep a constant 0.5 metre sample interval. Flank samples are taken above and below the suspected mineralized interval to geochemically constrain this mineralization. These samples are split longitudinally with a mechanical splitter, and half of the core is archived. The sample is placed in individual plastic bags, a sample tag is placed in the bag and sealed and a corresponding tag is stapled to the core box where the core was removed, and the samples are collected in five gallon pails for shipment to the analytical lab.

Once the diamond drill core is geologically logged but before sampling, the core is photographed, the core boxes are labelled with aluminium tags, and all core is stored in specially constructed core racks out of doors in the event the core needs to be re-logged or re-sampled in the future.
The geochemical lab routinely inserts and tests known standards inserted with batches of the Company’s samples as an internal check on their analytical precision. The Company regularly submits a variety of duplicate samples in the sample stream as a check on the accuracy of the analytical lab. On Denison operated projects where the Company anticipates definition drilling of potentially economic mineral deposits, Denison will insert known samples containing known standards into the sample stream. Following receipt of the analytical results, the Company uses specialized statistical software to monitor the expected results of the control samples against the actual results.
Clay analysis (PIMA) are scanned in-house using a PIMA II spectrometer by Integrated Spectronics. Following this, spectral analyses are completed on each sample result by a contractor who specializes in determination of clay altered rocks. Sample pails for geochemical analysis and assay type samples are transported to the analytical laboratories of SRC in Saskatoon, Saskatchewan by representatives of a licensed and bonded transport company regulated to transport this type of material.
All analyses are conducted by SRC, a Standards Council of Canada (CCRMP) certified analytical laboratory. SRC has specialized in the field of uranium research and analysis for over 30 years and is a CNSC licensed laboratory for the analysis of uranium samples.
All data for U3O8 assaying is obtained under a QA/QC program that involves sample processing and analysis as follows:
•
Drill cores are received by the analytical laboratory from Denison in sealed five-gallon plastic pails. Each core sample is contained in a sealed plastic bag with a sample tag. A packing slip is enclosed that contains instructions and a sample number list. Samples are verified against the packing slip. Any extra samples or missing samples are noted and Denison is informed.

•	Samples are sorted by the analytical laboratory according to location (sandstone or basement origin) radioactivity, and are dried and processed as follows:
•	Samples are processed from lowest to highest radioactivity.
•	Crushed to 60% -2 millimetres. Approximately 200 grams of crush is riffled out then ground in a chrome steel grinding mill to 90% -106 microns.
•	Replicates are chosen at random and another 200 grams of crush is riffled and ground.
•	The pulp is digested in aqua regia leach and diluted. The solutions are then analyzed by ICP for % U3O8.
•	Certified U3O8 standards are analyzed with samples with corresponding radioactivities. The detection limit is 0.002 wt% U3O8. Accuracy at various concentrations of U3O8 are listed below:

Sample #	%U3O8	Typical Accuracy
BL-1	0.026	±0.004
BL-4a	0.147	±0.004
BL-2a	0.502	±0.008
BL-3	1.21	±0.02
BL-5	8.36	±0.10
RS2-11	48.0	±0.7
Check assays are done on selected pulps by DNC (Delayed Neutron Counting) at SRC. All radioactive samples are monitored and recorded as per CNSC licence 01784-1-09.0.
Mongolia
All uranium exploration technical information is obtained, verified and compiled under a formal quality assurance and quality control program in Mongolia. The following details the protocols used by all Denison staff and consultants.
Processes for Determining Uranium Content by Gamma Logging
Exploration for uranium deposits in Mongolia typically involves identification and testing of permeable sandstones within reduced sedimentary sequences. The primary method of collecting formation is through extensive drilling and the use of down hole geophysical probes. The down hole geophysical probes measure natural gamma radiation, from which an indirect estimate of uranium content can be made.
The radiometric (gamma) probe measures gamma radiation which is emitted during the natural radioactive decay of uranium. The gamma radiation is detected by a sodium iodide crystal, which when struck by a gamma ray emits a pulse of light. This pulse of light is amplified by a photomultiplier tube, which outputs a current pulse. The gamma probe is lowered to the bottom of a drill hole and data is recorded as the tool is withdrawn up the hole. The current pulse is carried up a conductive cable and processed by a logging system computer which stores the raw gamma cps data.
If the gamma radiation emitted by the daughter products of uranium is in balance with the actual uranium content of the measured interval, then uranium grade can be calculated solely from the gamma intensity measurement. Down hole cps data is subjected to a complex set of mathematical equations, taking into account the specific parameters of the probe used, speed of logging, size of bore hole, drilling fluids and presence or absence of and type of drill hole casing. The result is an indirect measurement of uranium content within the sphere of measurement of the gamma detector.

The basis of the indirect uranium grade calculation (referred to as “eU3O8” for “equivalent U3O8”) is the sensitivity of the sodium iodide crystal used in each individual probe. Each probe’s sensitivity is measured against a known set of standard “test pits,” with various known grades of uranium mineralization, located at the U.S. DOE’s Grand Junction, Colorado office. The ratio of cps to known uranium grade is referred to as the probe “K-Factor,” and this value is determined for every gamma probe when it is first manufactured and is also periodically checked throughout the operating life of each probe. Application of the K-Factor, along with other probe correction factors, allows for immediate grade estimation in the field as each drill hole is logged.
Core Sampling, Processing, and Assaying
Core samples are collected for a number of purposes: verification of lithology as determined from geophysical logging and examination of drill cuttings, determination of uranium content as a general check of gamma probing to determine if gamma measurement and chemical uranium content are close to balance (this is referred to as “radiometric disequilibrium”), whole rock analysis, and specific geochemistry for uranium species and other minerals of interest. Typically core is only taken over select intervals of interest as identified from logging of drill holes. This reduces the amount of core through barren zones or horizons of no interest and greatly reduces overall exploration costs.
Core diameter is typically 76 millimetres. For zones selected for laboratory analyses, one half of the core will normally be used. The minimum length of core submitted is usually 0.2 metres and the maximum length per sample is 0.4 metres. Sample intervals are selected by geologists in the field based on lithology, oxidation/reduction, and uranium grade (from gamma logging and from hand-held gamma counters).
Core samples are prepared at either the Central Analytical Laboratory or Activation Laboratories Ltd.’s facilities in Ulaanbaatar, Mongolia. Samples are crushed and then ground to -200 mesh. The sample pulps are split to 250 to 300 grams for laboratory work.
Quality Assurance and Quality Control Measures
Drill hole logging is conducted by an independent Mongolian contractor. The contractor developed its logging capabilities specifically to meet Denison’s logging requirements in Mongolia. The tools, and a complete set of spares, were manufactured by Mount Sopris Instrument Company in Golden, Colorado and were shipped to Mongolia in 2005 ahead of the drilling season. Denison has retained the services of a senior geophysical consultant to oversee training, implementation, and quality control protocols with the Mongolian logging contractor. All tools were checked and calibrated before being shipped to Mongolia, and a variety of system checks and standards are also established for routine checking and calibration of tools. In addition, Denison cased a mineralized hole at one of its centrally located exploration areas, and this cased hole can be logged periodically to ensure exact repeatability of the gamma probes.
Drill hole logging data is stored on digital media in the logging truck at the exploration sites. The digital data are periodically brought in from the field locations to the Ulaanbaatar office. The raw and converted logging data are copied and then sent via e-mail to Denison’s Denver office, where all data is checked and reviewed.
Samples of drill core are chosen on the basis of radiometric data collected during core logging. This radiometric data is obtained by using a hand held scintillometer. The general concept behind the scintillometer is similar to the gamma probe except the radiometric pulses are displayed on a scale and the respective count rates are recorded manually by the geologist logging the core. The hand-held scintillometer provides quantitative data only and cannot be used to calculate uranium grades. However, it does allow the geologist to identify uranium mineralization in the core and to select intervals for geochemical sampling.

Additional samples are collected above and below the horizons of interest in order to “close-off” sample intervals. Sample widths are selected according to radiometric values and lithologic breaks or changes. All reasonable efforts are made to ensure that splitting of the core is representative and that no significant sampling biases occur. Once the sample intervals are identified, an exclusive sample number is assigned to each interval and recorded by the on-site geologist.
After the geological logging of the core and sample selection, all of the selected sample intervals of drill core are split longitudinally at the drill site. One half of the core is placed in a new sample bag along with a sample tag corresponding to the sample number. The other half of the core is re-assembled in the core box and stored for future reference. Samples are transported to Ulaanbaatar under the supervision of the project geologists and delivered to either the Central Analytical Laboratory or Activation Laboratories Ltd. for preparation. As standard procedure, field duplicates are included in assay suites sent to the laboratories and reference samples are used to verify laboratory controls and analytical repeatability.
Zambia
All uranium exploration technical information is obtained, verified and compiled under a formal quality assurance and quality control program in Zambia. The following details the protocols used by all Denison staff and consultants.
Processes for Determining Uranium Content by Gamma Logging
Exploration for uranium deposits in Zambia typically involves identification and testing of sandstones within sedimentary sequences. The primary method of collecting information is through extensive drilling (both Reverse Circulation and Diamond Drill coring) and the use of down hole geophysical probes. The down hole geophysical probes measure natural gamma radiation, from which an indirect estimate of uranium content can be made.
The radiometric (gamma) probe measures gamma radiation which is emitted during the natural radioactive decay of uranium.
The gamma radiation is detected by a sodium iodide crystal, which when struck by a gamma ray emits a pulse of light. This pulse of light is amplified by a photomultiplier tube, which outputs a current pulse.
The gamma probe is lowered to the bottom of a drill hole and data is recorded as the tool is withdrawn up the hole. The current pulse is carried up a conductive cable and processed by a logging system computer which stores the raw gamma cps data.
If the gamma radiation emitted by the daughter products of uranium is in balance with the actual uranium content of the measured interval, then uranium grade can be calculated solely from the gamma intensity measurement. Down hole cps data is subjected to a complex set of mathematical equations, taking into account the specific parameters of the probe used, speed of logging, size of bore hole, drilling fluids and presence or absence of and type of drill hole casing. The result is an indirect measurement of uranium content within the sphere of measurement of the gamma detector.
The basis of the indirect uranium grade calculation (referred to as “eU3O8” for “equivalent U3O8”) is the sensitivity of the sodium iodide crystal used in each individual probe. Each probe’s sensitivity is measured against a known set of standard “test pits,” with various known grades of uranium mineralization, located at the U.S. DOE’s Grand Junction, Colorado office. The ratio of cps to known uranium grade is referred to as the probe “K-Factor,” and this value is determined for every gamma probe when it is first manufactured and is also periodically checked throughout the operating life of each probe. In addition, certain boreholes at the Mutanga property are cased and the probes are periodically checked for any instrument drift. Application of the K-Factor, along with other probe correction factors, allows for immediate grade estimation in the field as each drill hole is logged.

Core Sampling, Processing, and Assaying
In addition to purely geological purposes, drill core and reverse circulation chip samples are collected for the following reasons:
•	verification of lithology as determined from geophysical logging and examination of drill cuttings;
•	determination of uranium content as a general check of gamma probing to determine if gamma measurement and chemical uranium content are close to balance;
•	whole rock analysis; and
•	specific geochemistry for uranium species and other minerals of interest.
Core diameter is typically 76 millimetres. For zones selected for laboratory analyses, one half of the core will normally be used and the other half retained. The minimum length of core submitted is usually 0.2 metres and the maximum length per sample is one metre. Sample intervals are selected by geologists in the field based on lithology, mineralization and uranium grade (from gamma logging and from hand-held gamma counters).
Samples are analyzed at the Genalysis Laboratory in Perth, Australia. Samples are transported in a dedicated truck from Zambia to Johannesburg, South Africa where Genalysis operates a dedicated sample preparation facility. The sample is crushed, pulped and homogenized and a sample pulp is air freighted to the lab in Perth.
This laboratory has been in operation since 1975 and now processes over 1,000,000 samples per year. It is fully certified and accredited by Australian standards. Genalysis is an accredited NATA (National Association of Testing Authorities, Australia) laboratory (Number 3244). Genalysis has been approved by AQIS (Australian Quarantine and Inspection Service) for the receipt and treatment of samples from interstate and overseas. Genalysis is an Associate Member of the Association of Mining and Exploration Companies Inc., and a Member of the Standards Association of Australia.
Quality Assurance and Quality Control Measures
Drill hole logging is conducted by trained and dedicated personnel devoted solely to this task. The tools, and a complete set of spares, were manufactured by Mount Sopris Instrument Company in Golden, Colorado and were shipped to Zambia in 2007. Denison has retained the services of a senior geophysical consultant to oversee training, implementation, and quality control protocols with the Zambian logging personnel. All tools were checked and calibrated before being shipped to Zambia, and a variety of system checks and standards have also been established for routine checking and calibration of tools. In addition, a mineralized hole at the Mutanga Prospect was cased specifically to be logged periodically to ensure exact repeatability of the gamma probes.
Drill hole logging data is stored on digital media in the logging truck at the exploration sites. The raw and converted logging data are periodically copied electronically to the Company’s Lusaka, Toronto and Saskatoon offices, where all data is checked and reviewed.
Samples of drill core or reverse circulation drill chips are chosen on the basis of radiometric data collected during core logging. This radiometric data is obtained by using a hand-held scintillometer and on the basis of down hole probing results. The general concept behind the scintillometer is similar to the gamma probe except the radiometric pulses are displayed on a scale and the respective count rates are recorded manually by the technician logging the core or chips. The hand-held scintillometer provides quantitative data only and cannot be used to calculate uranium grades; however, it does allow the geologist to identify uranium mineralization in the core and to select intervals for geochemical sampling.

Additional samples are collected above and below the horizons of interest in order to “close-off” sample intervals. Sample widths are selected according to radiometric values and lithologic breaks or changes. All reasonable efforts are made to ensure that splitting of the core or bulk chip samples are representative and that no significant sampling biases occur. Once the sample intervals are identified, an exclusive sample number is assigned to each interval and recorded by the on-site geologist.
After the geological logging of the core or chips and the selection of representative samples, all of the remaining drill hole material is stored at site for future reference. Drill core is stored in metal trays, and reverse circulation drill chips are stored in numbered and tagged plastic bags. All samples, irrespective of type, are kept in buildings constructed for the purpose.
As standard procedure, field duplicates of reverse circulation drill chips are included in assay suites sent to the laboratory. Reference and blank, meaning unmineralized, samples are used to verify laboratory controls and analytical repeatability.
U.S.
All uranium exploration technical information is obtained, verified and compiled under a formal quality assurance and quality control program in the Southwestern United States. The following details the protocols used by all Denison staff and consultants.
Processes for Determining Uranium Content by Gamma Logging
Exploration for uranium deposits in the Southwest United States typically involves identification and testing of permeable sandstones within reduced sedimentary sequences. The primary method of collecting formation is through extensive drilling and the use of down hole geophysical probes. The down hole geophysical probes measure natural gamma radiation, from which an indirect estimate of uranium content can be made.
The radiometric (gamma) probe measures gamma radiation which is emitted during the natural radioactive decay of uranium. The gamma radiation is detected by a sodium iodide crystal, which when struck by a gamma ray emits a pulse of light. This pulse of light is amplified by a photomultiplier tube, which outputs a current pulse. The gamma probe is lowered to the bottom of a drill hole and data is recorded as the tool is withdrawn up the hole. The current pulse is carried up a conductive cable and processed by a logging system computer which stores the raw gamma cps data.
If the gamma radiation emitted by the daughter products of uranium is in balance with the actual uranium content of the measured interval, then uranium grade can be calculated solely from the gamma intensity measurement. Down hole cps data is subjected to a complex set of mathematical equations, taking into account the specific parameters of the probe used, speed of logging, size of bore hole, drilling fluids and presence or absence of and type of drill hole casing. The result is an indirect measurement of uranium content within the sphere of measurement of the gamma detector.
The basis of the indirect uranium grade calculation (referred to as “eU3O8” for “equivalent U3O8”) is the sensitivity of the sodium iodide crystal used in each individual probe. Each probe’s sensitivity is measured against a known set of standard “test pits,” with various known grades of uranium mineralization, located at the U.S. DOE’s Grand Junction, Colorado office. The ratio of cps to known uranium grade is referred to as the probe “K-Factor,” and this value is determined for every gamma probe when it is first manufactured and is also periodically checked throughout the operating life of each probe. Application of the K-Factor, along with other probe correction factors, allows for immediate grade estimation in the field as each drill hole is logged.

Core Sampling, Processing, and Assaying
Core samples are collected for a number of purposes: verification of lithology as determined from geophysical logging and examination of drill cuttings, determination of uranium content as a general check of gamma probing to determine if gamma measurement and chemical uranium content are close to balance (this is referred to as “radiometric disequilibrium”), whole rock analysis, and specific geochemistry for uranium species and other minerals of interest. Typically core is only taken over select intervals of interest as identified from logging of drill holes. This reduces the amount of core through barren zones or horizons of no interest and greatly reduces overall exploration costs.
Core diameter is typically 2 1/2 — 3 1/4 inches. For zones selected for laboratory analyses, one half of the core will normally be used. The minimum length of core submitted is usually one foot and the maximum length per sample is two feet. Sample intervals are selected by geologists in the field based on lithology, oxidation/reduction, and uranium grade (from gamma logging and from hand-held gamma counters).
Core samples are prepared at the White Mesa mill in Blanding, Utah. Samples are crushed and then ground to -200 mesh. The sample pulps are split to 250 to 300 grams for laboratory work.
Quality Assurance and Quality Control Measures
Drill hole logging is conducted by Denison in-house personnel. The logging capabilities are designed specifically to meet Denison’s logging requirements in the Southwest United States. The tools, and a complete set of spares, were manufactured by Mount Sopris Instrument Company in Golden, Colorado. Denison has retained the services of a senior geophysical consultant to oversee training, implementation, and quality control protocols for the southwest United States’ operations. All tools are checked and calibrated before being used in the southwest United States, and a variety of system checks and standards are also established for routine checking and calibration of tools.
Drill hole logging data is stored on digital media in the logging truck at the exploration sites. The digital data are periodically brought in from the field locations to the Egnar, Colorado field office. The raw and converted logging data are copied and then sent via e-mail to Denison’s Denver office, where all data is checked and reviewed.
Samples of drill core are chosen on the basis of radiometric data collected during core logging. This radiometric data is obtained by using a hand held scintillometer. The general concept behind the scintillometer is similar to the gamma probe except the radiometric pulses are displayed on a scale and the respective count rates are recorded manually by the geologist logging the core. The hand-held scintillometer provides quantitative data only and cannot be used to calculate uranium grades. However, it does allow the geologist to identify uranium mineralization in the core and to select intervals for geochemical sampling.
Additional samples are collected above and below the horizons of interest in order to “close-off” sample intervals. Sample widths are selected according to radiometric values and lithologic breaks or changes. All reasonable efforts are made to ensure that splitting of the core is representative and that no significant sampling biases occur. Once the sample intervals are identified, an exclusive sample number is assigned each interval and recorded by the on-site geologist.

After the geological logging of the core and sample selection, all of the selected sample intervals of drill core are split longitudinally at the drill site. One half of the core is placed in a new sample bag along with a sample tag corresponding to the sample number. The other half of the core is re-assembled in the core box and stored for future reference. Samples are stored at the Egnar, Colorado office under the supervision of the project geologists and delivered to either the White Mesa mill or Activation Laboratories Ltd. for preparation. As standard procedure, field duplicates are included in assay suites sent to the laboratories, and reference samples are used to verify laboratory controls and analytical repeatability.
Manager of UPC
DMI is the manager of UPC. UPC is a public company with the primary investment objective of achieving an appreciation in the value of its uranium holdings. The Company does not, directly or indirectly, have an ownership interest in UPC. As manager, DMI provides the corporation’s officers and manages the activities of UPC including purchasing uranium for and on behalf of UPC as directed by the UPC board, arranging for its storage at converters and attending to regulatory reporting for UPC.
For its management services, DMI receives the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of U3O8 and UF6 completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of Cdn$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between Cdn$100.0 million and Cdn$200.0 million and 0.2% per annum based upon UPC’s net asset value in excess of Cdn$200.0 million; c) a fee of Cdn$200,000 upon the completion of each equity financing where proceeds to UPC exceed Cdn$20.0 million; d) a fee of Cdn$200,000 for each transaction or arrangement (other than the purchase or sale of U3O8 and UF6) of business where the gross value of such transaction exceeds Cdn$20.0 million (“an initiative”); e) an annual fee up to a maximum of Cdn$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by UPC prior to the completion of any acquisition of at least 90% of the common shares of UPC.
During 2010, DMI earned an aggregate of $2.58 million in management fees and commissions as manager of UPC.
Denison Environmental Services
DES was formed in 1997 to provide mine decommissioning and mine care and maintenance services to industry and government, as well as to manage Denison’s post mine closure environmental obligations on its Elliot Lake landholdings. Over the last few years the focus of DES has changed from mine decommissioning to post-closure mine care and maintenance services and currently 94% of DES’s business comes from these post-closure mine care and maintenance services. DES is headquartered in Elliot Lake, Ontario.
The primary activities of DES in 2010 were: providing the ongoing monitoring of Denison’s two closed Elliot Lake mine sites; environmental monitoring, effluent treatment and maintenance services for Rio Algom’s five closed Elliot Lake mines; effluent treatment and care and maintenance services for the Yukon Government at the Faro Complex, which includes the former Anvil Range properties; the care and maintenance of the closed Vale Shebandowan Mine west of Thunder Bay, Ontario; and the care and maintenance of a closed base metal mine at Les Mines Selbaie in Quebec.
DES also carried out work on several other smaller contracts.

Environmental and Safety Matters
The Company has adopted an Environmental, Health and Safety Policy (the “EHS Policy”) that affirms Denison’s commitment to environmentally responsible management and compliance with occupational health and safety laws. Under the EHS Policy, the Company has committed to run its operations in compliance with applicable legislation, in a manner that minimizes the impact on our ecosystem. The EHS Policy mandates the use of regular monitoring programs to identify risks to the environment, to the public and to Denison’s employees and to ensure compliance with regulatory requirements. The EHS Policy also sets out Denison’s requirement to train its employees regarding environmental and health and safety compliance and best practices and to provide adequate resources in this regard. Finally, the EHS Policy requires regular reporting to the Board of Directors regarding the Company’s compliance and the results of the Company’s monitoring.
Canada
McClean Lake
The McClean Lake facility operated continuously until early July when it was placed on stand-by under active care and maintenance. Hydraulic containment of the TMF was consistently maintained throughout the year. There was one lost time accident and three reportable spills and one action level exceedence during the year. All radiological monitoring was conducted in accordance with the routine schedule. The facility has maintained its internationally recognized ISO 14001:2004 certification.
Decommissioning
The McClean operation and the Midwest project are combined under a single Operating Licence issued by the CNSC. The combined Preliminary Closure Plan was prepared by ARC and approved by the authorities, estimating the total decommissioning and reclamation costs to be Cdn$43.1 million. Financial assurances are in place for this entire amount, with Denison’s share being Cdn$9.7 million.
Elliot Lake
Denison’s uranium mine at Elliot Lake, Ontario, which started operations in 1957, was permanently closed upon completion of deliveries of U3O8 to Ontario Hydro in May 1992. During its 35 years of continuous operation, the facility produced 147 million pounds of U3O8 in concentrates from the milling of 70 million tons of ore.
By 1998, all significant capital reclamation activities at Denison’s two closed Elliot Lake mines had been completed and, for the most part, decommissioning has progressed to the long-term monitoring phase.
During 2010, the treatment plants operated as planned and all environmental targets were met. Monitoring and other remediational expenses were Cdn$1.2 million for the year. Monitoring costs for 2011 are budgeted to be Cdn$0.6 million. All expenditures are funded from the Reclamation Trust described below under “Reclamation.” It is estimated that sufficient funds are in the Reclamation Trust to meet all monitoring costs through 2016.
All activities and monitoring results are reviewed regularly by the CNSC and the Elliot Lake Joint Regulatory Group (the “JRG”) consisting of federal and provincial regulators.

Reclamation
Pursuant to a Reclamation Funding Agreement, effective June 30, 1994, with the Governments of Canada and Ontario, Denison has established a Reclamation Trust from which all spending on its Elliot Lake reclamation activities is funded. When the Reclamation Trust was first established in 1994, Denison was required to deposit 90% of its cash receipts after deducting permitted expenses, as defined in such agreement, into the Reclamation Trust. In 1997, the Governments of Canada and Ontario agreed to suspend the 90% funding requirement provided Denison maintained four years of cash requirements in the Reclamation Trust. Early in 1999, the Governments of Canada and Ontario agreed to further amend the Reclamation Funding Agreement, effective when Denison received an amended site decommissioning licence, which was obtained on April 22, 1999. Pursuant to that amendment, Denison is required to maintain in the Reclamation Trust sufficient funds to meet six years of cash requirements.
Denison Environmental Services
DES has maintained its internationally recognized ISO 9001:2008 certification which is a certification for Quality Management Systems. In 2010, DES had one lost time accident.
Exploration
The Denison exploration office in Saskatchewan had no lost time accidents in 2010. All required permits were obtained, and the exploration sites were remediated as required.
United States
White Mesa Mill
During 2010, the White Mesa mill began processing conventional ore in March and continued throughout the remainder of the year. The alternate feed circuit was operating throughout 2010. The mill operations did not register a lost time accident in 2010 and as of December 31, 2010 had reached nearly 1.5 million man-hours without a lost time accident.
The Company has detected some chloroform contamination at the mill site that appears to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the mill facility, and from septic drain fields that were used for laboratory and sanitary wastes prior to construction of the mill’s tailings cells. In April 2003, the Company commenced an interim remedial program of pumping the chloroform contaminated water from the groundwater to the mill’s tailings cells. This will enable the Company to begin clean up of the contaminated areas and to take a further step towards resolution of this outstanding issue. Pumping from the wells continued in 2010. Denison is continuing to work with the State of Utah to develop a long-term corrective action plan. A draft of an action plan was submitted and is currently being reviewed by the State. While the investigations to date indicate that this chloroform contamination appears to be contained in a manageable area, the scope and costs of final remediation have not yet been determined and could be significant.
Elevated concentrations of nitrate and chloride were observed in some monitoring wells at the mill site in 2008 a number of which are upgradient of the mill’s tailings cells. Pursuant to a Stipulated Consent Agreement with UDEQ, the Company retained INTERA, Inc., an independent professional engineering firm, to investigate these elevated concentrations and to prepare a Contamination Investigation Report for submittal to UDEQ. The investigation was completed in 2009 and the Contamination Investigation Report was submitted to UDEQ in January 2010. INTERA concluded in the Report that: (1) the nitrate and chloride are co-extensive and appear to originally come from the same source; and (2) the source is upgradient of the mill property and is not the result of mill activities. UDEQ has reviewed the Report and has concluded that further investigations are required before UDEQ can determine the source of the contamination or the responsibility for clean up. UDEQ and Denison are finalizing a plan and schedule to conduct these further investigations. Although the contamination appears to be contained in a manageable area, the scope and costs of final remediation have not yet been determined and, if determined to be the responsibility of the Company, could be significant.

Reclamation
The White Mesa mill is subject to decommissioning liabilities. Denison, as part of its Radioactive Materials Licence, is required to annually review its estimate for the decommissioning of the White Mesa mill site and submit it to UDEQ for approval. The estimate of closure costs for the mill is $18.8 million, and financial assurances are in place for the total amount.
U.S. Mines
During 2010, the Company had three active mining operations, two in Utah and one in Arizona. There were six mines which were on care and maintenance.
In 2010, there was a fatality at the contractor-operated Pandora mine in Utah. An employee of the contractor was killed by a rock fall within the mine. The MSHA investigation resulted in the issuance of six citations, five of which were issued against the contractor and one against the Company for failure to notify MSHA in a timely manner. The fatality was the only lost time accident at the mining operations in 2010.
Reclamation
All of the Company’s mines in the U.S. are subject to closure and reclamation liabilities. The estimate of the reclamation costs for the various mining operations in Colorado, Utah and Arizona is $3.7 million. Financial bonds are in place for the total amount.
Mongolia
There were no medical aid or lost time accidents during the 2010 drilling and other field programs. Basic first aid and safety training programs were implemented in Mongolia in 2009. These programs involve Company personnel in addition to contractors. In addition, field personnel were trained in safe handling of core samples (radiological material) in accordance with Mongolian requirements. Annual reports are provided to agencies responsible for tracking compliance by entities involved with handling radioactive materials.
Zambia
The Mutanga project was on stand-by throughout 2010. There were no medical aid or lost time accidents or environmental matters.
Employees
At December 31, 2010, the Company had a total of 348 active employees, of which 95 (34 hourly) are in Canada, 182 (121 hourly) in the United States, 7 are in Mongolia and 64 (55 hourly) are in Zambia. None of the Company’s employees are unionized.
In the United States, the Company also retains the services of White Mesa Inc., an independent local native-owned company that provides the services of 95 additional personnel to the mill and mine operations.
Government Regulation
Canadian Uranium Industry
The federal government recognizes that the uranium industry has special importance in relation to the national interest and therefore regulates the mining, extraction, use and export of uranium under the Nuclear Safety and Control Act (“NSCA”) which replaced the Atomic Energy Control Act in 1997. The NSCA is administered by the CNSC which issues licences pursuant to the regulations under the NSCA. All of the McClean Lake and Midwest uranium operations are governed primarily by such licences and are subject to all applicable federal statutes and regulations and to all laws of general application in Saskatchewan, except to the extent that such laws conflict with the terms and conditions of the licences or applicable federal laws.

The export of uranium is regulated by the Canadian federal government which establishes nuclear energy policy. Denison’s uranium exports are required to have export licences and export permits granted by the CNSC and the Department of Foreign Affairs and International Trade respectively.
Environmental matters related to the McClean Lake uranium facility and the Midwest project are regulated by the CNSC and Saskatchewan Environment. A number of other ministries and departments of the federal and Saskatchewan governments also regulate certain aspects of the operation. Prior to proceeding with development of the McClean Lake uranium facility and Midwest project, the proponents were required to submit Environmental Impact Statements for review. After completion of that review and receipt of recommendations, the federal and Saskatchewan governments issued the appropriate authorizations, subject to the normal licensing process, for the McClean Lake uranium facility in 1995 and for Midwest in 1998.
Decommissioning activities at Elliot Lake are carried out under two decommissioning licences issued by the CNSC, one for the Stanrock tailings area and one for the Denison mine site and tailings areas. These licences are issued for an indefinite period. Decommissioning of the facilities pursuant to the terms of the decommissioning licences has been completed and, after a lengthy period of care, maintenance and monitoring, Denison may then apply to the CNSC for permission to abandon the sites.
U.S. Uranium Industry
Uranium milling in the U.S. is primarily regulated by the NRC pursuant to the Atomic Energy Act of 1954, as amended. Its primary function is to ensure the protection of employees, the public and the environment from radioactive materials and it also regulates most aspects of the uranium recovery process. The NRC regulations pertaining to uranium recovery facilities are codified in Title 10 of the Code of Federal Regulations (“10 CFR”).
On August 16, 2004, the State of Utah became an Agreement State for the regulation of uranium mills. This means that the primary regulator for the White Mesa mill is now UDEQ rather than NRC. At that time, the mill’s NRC Source Material Licence was transferred to the State and became a Radioactive Materials Licence. The State of Utah incorporates, through its own regulations or by reference, all aspects of 10 CFR pertaining to uranium recovery facilities. The White Mesa mill’s licence was due for renewal on March 31, 2007. Denison submitted its application for renewal of the licence on February 28, 2007. During the period that the State is reviewing the licence renewal application, the mill can continue to operate under its existing Radioactive Materials Licence. The mill’s licence was initially issued in 1980 and was renewed in 1987 and 1997.
When the State became an Agreement State it required that a groundwater discharge permit (a “GWDP”) be put in place. The GWDP is required for all similar facilities in the State of Utah, and specifically tailors the implementation of the State groundwater regulations to the mill site. The State of Utah requires that every operating uranium mill in the State have a GWDP, regardless of whether or not the facility discharges to groundwater. The GWDP for the mill was finalized and implemented in March 2005. The GWDP required that the mill add over 40 additional monitoring parameters and fifteen additional monitoring wells at the site.

Uranium mining is subject to regulation by a number of agencies including the applicable State divisions responsible for mining within the State, the BLM, the U.S. Forest Service and the Mine Safety and Health Administration.
Denison is required to have export licences issued by the NRC for its uranium exports. Such licences are obtained by the Company as required.
Land Tenure
Canada
The right to explore for minerals is acquired in Saskatchewan under a mineral claim from the province of Saskatchewan (a “Mineral Claim”). The initial term of a Mineral Claim is two years, renewable for successive one—year periods, provided the Mineral Claim is in good standing. To maintain a Mineral Claim in good standing, generally, the holder of a Mineral Claim must expend a prescribed amount on exploration. Excess expenditures can be applied to satisfy expenditure requirements for future claim years. Except for exploration purposes, a Mineral Claim does not grant the holder the right to mine minerals. A holder of a Mineral Claim in good standing has the right to convert a Mineral Claim into a Mineral Lease. Surface exploration work on a Mineral Claim requires additional governmental approvals.
The right to mine minerals in Saskatchewan is acquired under a mineral lease from the province (a “Mining Lease”). A Mining Lease is for a term of 10 years, with a right to renew for successive 10-year terms in the absence of default by the lessee. The lessee is required to spend certain amounts for work during each year of a Mining Lease. A Mining Lease cannot be terminated except in the event of default and for certain environmental concerns, as prescribed in The Crown Minerals Act (Saskatchewan). However, Mining Leases may be amended unilaterally by the lessor by amendment to The Crown Minerals Act (Saskatchewan) or The Mineral Disposition Regulations, 1986 (Saskatchewan).
The surface facilities and mine workings are located on lands owned by the Province of Saskatchewan. The right to use and occupy lands is acquired under a surface lease (a “Surface Lease”) from the Province of Saskatchewan. A Surface Lease is for a period of time, up to a maximum of 33 years, as is necessary to allow the lessee to operate its mine and plant and thereafter to carry out the reclamation of the lands involved. Surface Leases are also used by the Province of Saskatchewan as a mechanism to achieve certain environmental protection, radiation protection and socio-economic objectives and contain certain undertakings in this regard.
United States
The Company’s land holdings in the U.S. are held either by leases from the fee simple owners (private parties or the state) or unpatented mining claims located on property owned by the U.S. Federal Government. Annual fees must be paid to maintain unpatented mining claims, but work expenditures are not required. Holders of unpatented mining claims are generally granted surface access to conduct mineral exploration and mining activities. However, additional mine permits and plans are generally required prior to conducting exploration or mining activities on such claims.
On July 9, 2009, BLM issued a Notice of Proposed Withdrawal (”2009 Notice”) under which it proposed that a total of approximately 1 million acres of public lands around the Grand Canyon National Park be withdrawn from location and entry under the Mining Law of 1872. In the 2009 Notice, BLM stated that the purpose of the withdrawal, if determined to be appropriate, would be to protect the Grand Canyon watershed from any adverse effects of locatable hardrock mineral exploration and mining. The 2009 Notice segregates the lands from location and entry under the mining laws for up to two years to allow time for various studies and analysis, including appropriate National Environmental Policy Act analysis. These actions will support a final decision on whether or not to proceed with a withdrawal.

If any lands are withdrawn, no new mining claims may be filed on the lands and no new plans of operations may be approved, other than plans of operations on mining claims that were valid at the time of withdrawal and that remain valid at the time of plan approval. Whether or not a mining claim is valid must be determined by a mineral examination conducted by BLM. The mineral examination, which involves an economic evaluation of a project, must demonstrate the existence of a locatable mineral resource and that the resource constitutes the discovery of a valuable mineral deposit.
BLM published a draft Environmental Impact Statement for public comment on February 18, 2011, which evaluated the proposed withdrawal, as well as a number of alternatives, including the “no action” alternative, meaning BLM would not proceed with the withdrawal, and two alternatives that would involve the withdrawal of reduced amounts of lands. All of the Company’s Arizona Strip properties, with the exception of its Moonshine Springs property, are located within the lands that are the subject of the 2009 Notice, but the Arizona 1 and Canyon mines and the EZ Complex would not be included in one of the reduced land alternatives.
The Company believes that its material Arizona Strip projects are on valid mining claims that would withstand a mineral examination. Further, certain of those projects have approved plans of operations which, absent modification, would not require a mineral examination. However, there can be no guarantee that, if lands are withdrawn and a mineral examination is performed, the mineral examination would not result in one of more of the Company’s mining claims being considered invalid, which could prevent a project from proceeding.
Canadian Royalties
Denison pays royalties to the Province of Saskatchewan on the sale of uranium extracted from ore bodies in the province under the terms of Part III of the Crown Mineral Royalty Schedule, 1986 (Saskatchewan) (the “Royalty Schedule”) as amended. The calculations call for the payment of a basic royalty (currently 5% of gross sales of uranium), reduced by a Saskatchewan resource credit (currently 1% of gross sales of uranium).
The Royalty Schedule also provides for additional tiered royalties to become payable as a percentage of revenue after Denison has deducted from revenue its capital costs for mill expansion and mine development in accordance with provisions set out in the Royalty Schedule. Denison’s remaining capital recovery banks may not be sufficient to offset expected revenue, in which case, tiered royalties could become payable in 2011 in accordance with the following:

Average Price	Adjusted Average Price	Tiered Royalty as a % of Revenues
Cdn $ per Kilogram of U3O8[1]	Cdn $ per Pound U3O8[2]	within the Bracket
Up to $30	Up to $17.51	0%
$30 to $45	$17.51 to $26.27	6%
$45 to $60	$26.27 to $35.03	10%
More than $60	More than $35.03	15%

(1)	1999 bracket value to be indexed annually

(2)	Bracket value adjusted to 2010
Discussions are being held between the Saskatchewan government and the uranium mining companies aimed at updating the Royalty Schedule to make it more equitable in light of the changed economic conditions in the industry.

Canadian Income and Other Taxes
Denison and its Canadian subsidiaries are subject to federal and provincial income taxes. In 2010, taxable income was subject to federal taxes at a rate of 18%, and provincial taxes in Saskatchewan, Ontario, Quebec, British Columbia and the Yukon Territory at rates varying between 10.5% and 15%. Taxable income is allocated between provinces based on a two point average of the proportion of salaries and revenues attributable to each province. Denison expects that it will not be liable for Canadian income taxes on a current tax basis for the financial year ended 2010.
In recent years, Denison has issued shares eligible for treatment as “flow through shares”, as defined in subsection 66(15) of the Income Tax Act (Canada). As a result, a significant portion of Denison’s Canadian Exploration Expenditures (“CEE”) have been renounced to shareholders and are not available to Denison as a tax deduction.
Denison and its Canadian subsidiaries are also subject to capital and other taxes in Ontario and Saskatchewan. In Ontario, Denison is subject to tax on a provincial allocation of its paid up capital (as defined in the relevant provincial legislation). For the first six months of 2010, paid up capital in excess of Cdn. $15 million (adjusted based on Denison’s provincial allocation), will be taxed at a rate of 0.15%; Ontario eliminated its capital tax effective July 1, 2010. In Saskatchewan, capital taxes were eliminated on July 1, 2008. As a resource corporation in Saskatchewan, however, Denison is subject to a resource surcharge of 3% of the value of resource sales.
Denison is not currently under audit by the Canada Revenue Agency (the “CRA”) or any of the provincial taxing authorities in respect of any of the above noted income or other taxes.
U.S. Income and Other Taxes
Denison’s subsidiaries in the United States are subject to federal and state income taxes. For federal tax purposes, corporate taxpayers are subject to either regular income tax or alternative minimum tax (“AMT”). Denison’s taxable income for AMT purposes is typically higher than it would be for regular tax purposes. The AMT taxable income, however, is taxed at a rate of 20%, as compared with regular taxable income, which is taxable at a rate of approximately 35%. A taxpayer is required to pay the greater of its regular tax liability and its AMT tax liability. AMT paid in excess of regular tax, in prior years, may be carried forward indefinitely as a credit against regular income tax in future years. In 2010, Denison expects that it will not be liable for either regular tax or AMT.
Denison’s subsidiaries in the United States are also subject to property, and sales taxes in various states. Denison is not currently under any audit by federal or state taxing authorities in the United States which would have a material adverse impact on the Company.
Other International Income Taxes
Denison’s operations in Zambia and Mongolia are both subject to income taxes in their respective jurisdictions. Due to the stage of these projects, Denison has not been liable to pay income taxes in past years. Denison does not expect to be liable to pay income taxes, in either jurisdiction, during the development stages of either project.

RISK FACTORS
There are a number of factors that could negatively affect Denison’s business and the value of the Common Shares, including the factors listed below. The following information pertains to the outlook and conditions currently known to Denison that could have a material impact on the financial condition of Denison. Other factors may arise in the future that are currently not foreseen by management of Denison that may present additional risks in the future. Current and prospective security holders of Denison should carefully consider these risk factors.
Current Global Financial Conditions
Current global financial conditions have been subject to increased volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to financing has been negatively impacted by both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market and the effect of these events on Canadian and global credit markets. These factors may impact the ability of Denison to obtain equity or debt financing in the future and, if obtained, on terms favourable to Denison. If these increased levels of volatility and market turmoil continue, Denison’s operations could be adversely impacted and the trading price of the Common Shares could continue to be adversely affected.
Market Price of Shares
Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic conditions in North America and globally, and market perceptions of the attractiveness of particular industries. The price of Denison’s securities is also likely to be significantly affected by short-term changes in commodity prices, other mineral prices, currency exchange fluctuation, or in its financial condition or results of operations as reflected in its periodic earnings reports. Other factors unrelated to the performance of Denison that may have an effect on the price of the securities of Denison include the following: the extent of analytical coverage available to investors concerning the business of Denison may be limited if investment banks with research capabilities do not follow Denison’s securities; lessening in trading volume and general market interest in Denison’s securities may affect an investor’s ability to trade significant numbers of securities of Denison; the size of Denison’s public float and its inclusion in market indices may limit the ability of some institutions to invest in Denison’s securities; and a substantial decline in the price of the securities of Denison that persists for a significant period of time could cause Denison’s securities to be delisted from an exchange, further reducing market liquidity. If an active market for the securities of Denison does not continue, the liquidity of an investor’s investment may be limited and the price of the securities of the Company may decline. If an active market does not exist, investors may lose their entire investment in the Company. As a result of any of these factors, the market price of the securities of Denison at any given point in time may not accurately reflect the long-term value of Denison. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. Denison may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.
Dilution from Further Equity Financing
If Denison raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of shareholders of Denison and reduce the value of their investment.
Volatility and Sensitivity to Market Prices
Because the majority of Denison’s revenue is derived from the sale of uranium and vanadium, Denison’s net earnings and operating cash flow are closely related and sensitive to fluctuations in the long and short term market price of U3O8 and V2O5. Among other factors, these prices also affect the value of Denison’s mineral reserves and the market price of the Common Shares. Historically, these prices have fluctuated and have been and will continue to be affected by numerous factors beyond Denison’s control.

With respect to uranium, such factors include, among others: demand for nuclear power, political and economic conditions in uranium producing and consuming countries, public and political response to a nuclear incident, reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails, sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants, uranium supply, including the supply from other secondary sources and production levels and costs of production. With respect to vanadium, such factors include, among others: demand for steel, political and economic conditions in vanadium producing and consuming countries, world production levels and costs of production.
Although Denison employs various pricing mechanisms within its sales contracts to manage its exposure to price fluctuations, there can be no assurance that such a program will be successful.
Ability to Maintain Obligations under Credit Facility and Other Debt
Denison is required to satisfy certain financial covenants in order to maintain its good standing under the Credit Facility. Denison may from time to time enter into other arrangements to borrow money in order to fund its operations and expansion plans, and such arrangements may include covenants that have similar obligations or that restrict its business in some way. Events may occur in the future, including events out of Denison’s control, that would cause Denison to fail to satisfy its obligations under the Credit Facility or other debt instruments. In such circumstances, the amounts drawn under Denison’s debt agreements may become due and payable before the agreed maturity date, and Denison may not have the financial resources to repay such amounts when due. The Credit Facility is secured by DMI’s main properties by a pledge of the shares of DMI, and by the property of the Company’s material U.S. subsidiaries. If Denison were to default on its obligations under the Credit Facility or other secured debt instruments in the future, the lender(s) under such debt instruments could enforce their security and seize significant portions of Denison’s assets.
Public Acceptance of Nuclear Energy and Competition from Other Energy Sources
Growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, including the risk of a nuclear incident, the industry is subject to public opinion risks that could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydroelectricity may result in lower demand for uranium concentrates. Technical advancements in renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and put additional pressure on the demand for uranium concentrates.
Uranium Industry Competition and International Trade Restrictions
The international uranium industry, including the supply of uranium concentrates, is competitive. Denison markets uranium in direct competition with supplies available from a relatively small number of uranium mining companies, from excess inventories, including inventories made available from decommissioning of nuclear weapons, from reprocessed uranium and plutonium, from used reactor fuel, and from the use of excess Russian enrichment capacity to re-enrich depleted uranium tails held by European enrichers in the form of UF6. The supply of uranium from Russia and from certain republics of the former Soviet Union is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of Denison and may affect the supply of uranium available in the United States and Europe, which are the largest markets for uranium in the world.

Competition for Properties
Significant competition exists for the limited supply of mineral lands available for acquisition. Many participants in the mining business include large, established companies with long operating histories. The Company may be at a disadvantage in acquiring new properties as many mining companies have greater financial resources and more technical staff. Accordingly, there can be no assurance that the Company will be able to compete successfully to acquire new properties or that any such acquired assets would yield reserves or result in commercial mining operations.
Replacement of Mineral Reserves and Resources
Denison’s mineral reserves and resources at its McClean Lake, Midwest, Wheeler River, Arizona Strip, EZ Complex, Colorado Plateau, Henry Mountains, GSJV and Mutanga and Dibwe projects are Denison’s sources of uranium concentrates. Unless other reserves and resources are discovered or extensions to existing ore bodies are found, Denison’s sources of production for uranium concentrates will decrease over time as its current reserves and resources are depleted. There can be no assurance that Denison’s future exploration, development and acquisition efforts will be successful in replenishing its reserves and resources. In addition, while Denison believes that many of its properties will eventually be put into production, there can be no assurance that they will be, or that they will be able to replace production.
Imprecision of Mineral Reserve and Resource Estimates
Mineral reserve and resource figures are estimates, and no assurances can be given that the estimated levels of uranium and vanadium will be produced or that Denison will receive the prices assumed in determining its reserves and resources. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While Denison believes that the reserve and resource estimates included are well established and reflect management’s best estimates, by their nature, reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Furthermore, market price fluctuations, as well as increased capital or production costs or reduced recovery rates, may render ore reserves and resources containing lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves and resources. The evaluation of reserves or resources is always influenced by economic and technological factors, which may change over time.
Decommissioning and Reclamation
As owner and operator of the White Mesa mill and numerous uranium and uranium/vanadium mines located in the United States and as part owner of the McClean Lake mill, McClean Lake mines, the Midwest uranium project and certain exploration properties, and for so long as the Company remains an owner thereof, the Company is obligated to eventually reclaim or participate in the reclamation of such properties. Most, but not all, of the Company’s reclamation obligations are bonded, and cash and other assets of the Company have been reserved to secure this bonded amount. Although the Company’s financial statements record a liability for the asset retirement obligation, and the bonding requirements are generally periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained on the Company’s financial statements.
Decommissioning plans for the Company’s properties have been filed with applicable regulatory authorities. These regulatory authorities have accepted the decommissioning plans in concept, not upon a detailed performance forecast, which has not yet been generated. As Denison’s properties approach or go into decommissioning, further regulatory review of the decommissioning plans may result in additional decommissioning requirements, associated costs and the requirement to provide additional financial assurances. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future by regulatory authorities.

Technical Innovation and Obsolescence
Requirements for Denison’s products and services may be affected by technological changes in nuclear reactors, enrichment and used uranium fuel reprocessing. These technological changes could reduce the demand for uranium or reduce the value of Denison’s environmental services to potential customers. In addition, Denison’s competitors may adopt technological advancements that give them an advantage over Denison.
Property Title Risk
The Company has investigated its rights to explore and exploit all of its material properties and, to the best of its knowledge, those rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to its detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties, including the local governments, and in Canada, by First Nations and Metis.
The validity of unpatented mining claims on U.S. public lands is sometimes difficult to confirm and may be contested. Due to the extensive requirements and associated expense required to obtain and maintain mining rights on U.S. public lands, Denison’s U.S. properties are subject to various title uncertainties which are common to the industry or the geographic location of such claims, with the attendant risk that there may be defects in its title. In addition, the BLM has proposed that certain lands around the Grand Canyon National Park, including the lands on which Denison’s Arizona Strip mines are located, be withdrawn by Congress from location and entry under the mining laws, and is in the process of conducting various studies and analyses to support a final decision on whether or not to proceed with a withdrawal of all or a portion of those lands. If any lands are withdrawn, no new mining claims may be filed on the lands and no new plans of operations may be approved, other than plans of operations on mining claims that were valid at the time of withdrawal and that remain valid at the time of plan approval. Whether or not a mining claim is valid must be determined by a mineral examination conducted by BLM. The mineral examination, which involves an economic evaluation of a project, must demonstrate the existence of a locatable mineral resource and that the resource constitutes the discovery of a valuable mineral deposit. Denison believes that its material Arizona Strip projects are on valid mining claims that would withstand a mineral examination. Further, certain of those projects have approved plans of operations which, absent modification, would not require a mineral examination. However, there can be no guarantee that, if lands are withdrawn and a mineral examination is performed, the mineral examination would not result in one or more of Denison’s mining claims being considered invalid, which could prevent a project from proceeding.
There is also a risk that Denison’s title to, or interest in, its properties outside the United States may be subject to defects or challenges. This may be true particularly in countries outside North America, where there may be less developed legal systems or where ownership interests may become subject to political interference or changes in laws. If such defects cover a material portion of Denison’s property, they could materially and adversely affect Denison’s results of operations and financial condition, its reported mineral reserves and resources or its long term business prospects.
Production Estimates
Denison prepares estimates of future production for particular operations. No assurance can be given that production estimates will be achieved. Failure to achieve production estimates could have an adverse impact on Denison’s future cash flows, earnings, results of operations and financial condition. These production estimates are based on, among other things, the following factors: the accuracy of reserve estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; the accuracy of estimated rates and costs of mining and processing; and assumptions as to future commodity prices.

Denison’s actual production may vary from estimates for a variety of reasons, including, among others: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risk and hazards associated with mining; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures and cave-ins; unexpected labour shortages or strikes; and varying conditions in the commodities markets.
Mining and Insurance
Denison’s business is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Many of the foregoing risks and hazards could result in damage to, or destruction of, Denison’s mineral properties or processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of production from Denison’s mines or processing facilities or in its exploration or development activities, delay in or inability to receive regulatory approvals to transport its uranium concentrates, or costs, monetary losses and potential legal liability and adverse governmental action. In addition, due to the radioactive nature of the materials handled in uranium mining and processing, additional costs and risks are incurred by Denison on a regular and ongoing basis.
Although Denison maintains insurance to cover some of these risks and hazards in amounts it believes to be reasonable, such insurance may not provide adequate coverage in the event of certain circumstances. No assurance can be given that such insurance will continue to be available or it will be available at economically feasible premiums or that it will provide sufficient coverage for losses related to these or other risks and hazards.
Denison may be subject to liability or sustain loss for certain risks and hazards against which it cannot insure or which it may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to Denison.
Dependence on Issuance of Licence Amendments and Renewals
The Company maintains regulatory licences in order to operate its mills at White Mesa and McClean Lake, all of which are subject to renewal from time to time and are required in order for the Company to operate in compliance with applicable laws and regulations. In addition, depending on the Company’s business requirements, it may be necessary or desirable to seek amendments to one or more of its licences from time to time. While the Company has been successful in renewing its licences on a timely basis in the past and in obtaining such amendments as have been necessary or desirable, there can be no assurance that such licence renewals and amendments will be issued by applicable regulatory authorities on a timely basis or at all in the future.
Nature of Exploration and Development
Exploration for and development of mineral properties is speculative, and involves significant uncertainties and financial risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are commercially mineable or ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting uranium from ore. It is impossible to ensure that the current exploration and development programs of Denison will result in profitable commercial mining operations or that current production at existing mining operations will be replaced with new reserves.

Denison’s ability to sustain or increase its present levels of uranium production is dependent in part on the successful development of new ore bodies and/or expansion of existing mining operations. The economic feasibility of development projects is based upon many factors, including, among others: the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices, taxes, royalties, infrastructure, land tenure, land use, importing and exporting, and environmental protection; and uranium prices, which are historically cyclical. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits and availability of adequate financing.
Development projects have no operating history upon which to base estimates of future cash flow. Denison’s estimates of proven and probable reserves and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. Denison also conducts feasibility studies which derive estimates of capital and operating costs based upon many factors, including, among others: anticipated tonnage and grades of ore to be mined and processed; the configuration of the ore body; ground and mining conditions; expected recovery rates of the uranium from the ore; and alternate mining methods.
It is possible that actual costs and economic returns of current and new mining operations may differ materially from Denison’s best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, take much longer than originally anticipated to bring into a producing phase, and to require more capital than anticipated.
Governmental Regulation and Policy Risks
The Company’s mining and milling operations and exploration activities, as well as the transportation and handling of the products produced, are subject to extensive regulation by state, provincial and federal governments. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response, and other matters. Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating and closing Denison’s mines and processing facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact Denison’s decision as to whether to operate existing mines, or, with respect to exploration and development properties, whether to proceed with exploration or development, or that such laws and regulations may result in Denison incurring significant costs to remediate or decommission properties that do not comply with applicable environmental standards at such time. Denison expends significant financial and managerial resources to comply with such laws and regulations. Denison anticipates it will have to continue to do so as the historic trend toward stricter government regulation may continue. Because legal requirements are frequently changing and subject to interpretation, Denison is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, future changes in governments, regulations and policies, such as those affecting Denison’s mining operations and uranium transport could materially and adversely affect Denison’s results of operations and financial condition in a particular period or its long term business prospects.
Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions. These actions may result in orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Companies engaged in uranium exploration operations may be required to compensate others who suffer loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. The development of mines and related facilities is contingent upon governmental approvals that are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The duration and success of such approvals are subject to many variables outside Denison’s control. Any significant delays in obtaining or renewing such permits or licences in the future could have a material adverse effect on Denison. In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions, such as those imposed by the suspension agreement between the United States and Russia and the agreement between the United States and Russia related to the supply of Russian HEU into the United States. Changes in these policies and restrictions may adversely impact Denison’s business.
Operations in Foreign Jurisdictions
The Company owns uranium properties directly and through joint venture interests and is undertaking uranium development programs in Mongolia and Zambia. As with any foreign operation, these international properties and interests are subject to certain risks, such as the possibility of adverse political and economic developments, foreign currency controls and fluctuations, as well as risks of war and civil disturbances. Other events may limit or disrupt activities on these properties, restrict the movement of funds, result in a deprivation of contract rights or the taking of property or an interest therein by nationalization or expropriation without fair compensation, increases in taxation or the placing of limits on repatriations of earnings. No assurance can be given that current policies of Mongolia or Zambia or the political situations within these countries will not change so as to adversely affect the value or continued viability of the Company’s interest in these assets. As an example, in July 2009, the Parliament of Mongolia enacted the New Law, which granted authority to the Mongolian Nuclear Energy Agency and created a framework for all aspects of uranium resource development in Mongolia.
There are a number of provisions under the New Law that could significantly adversely affect the GSJV, in which Denison holds a 70% interest, including restrictions on the ability of a licensee to transfer its licences or interests in its uranium properties, and the ability of the Government of Mongolia to acquire a 34% to 51% interest, depending on the amount of historic exploration on the property that was funded by the Government of Mongolia, in each uranium property at no cost to the Government. Denison is currently engaged with industry groups and trade representatives in Mongolia to determine how the New Law could be applied in practice. Discussions are also underway between industry groups and the Mongolian Government in an effort to have the Government amend some of these provisions. At this time, it is not clear how the Mongolian Government will apply the New Law to the GSJV, in light of the existing Mineral Agreement between the GSJV and the Government of Mongolia, or to licences held by the GSJV that are not subject to the Mineral Agreement.
In addition, the Company may become involved in a dispute with respect to one of its foreign operations and may become subject to the exclusive jurisdiction of a foreign court or may find that it is not successful in subjecting foreign persons to the jurisdiction of the courts in Canada. The Company may also be precluded from enforcing its rights with respect to a government entity because of the doctrine of sovereign immunity.
Environmental, Health and Safety Risks
Denison has expended significant financial and managerial resources to comply with environmental protection laws, regulations and permitting requirements in each jurisdiction where it operates, and anticipates that it will be required to continue to do so in the future as the historical trend toward stricter environmental regulation may continue. The uranium industry is subject to, not only the worker health, safety and environmental risks associated with all mining businesses, including potential liabilities to third parties for environmental damage, but also to additional risks uniquely associated with uranium mining and processing. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and processing sites, and other environmental matters each of which could have a material adverse effect on the costs or the viability of a particular project.

Denison’s facilities operate under various operating and environmental permits, licences and approvals that contain conditions that must be met, and Denison’s right to continue operating its facilities is, in a number of instances, dependent upon compliance with such conditions. Failure to meet any such condition could have a material adverse effect on Denison’s financial condition or results of operations.
Although the Company believes its operations are in compliance, in all material respects, with all relevant permits, licences and regulations involving worker health and safety as well as the environment, there can be no assurance regarding continued compliance or ability of the Company to meet stricter environmental regulation, which may also require the expenditure of significant additional financial and managerial resources.
Mining companies are often targets of actions by non-governmental organizations and environmental groups in the countries in which they operate. Such organizations and groups may take actions in the future to disrupt Denison’s operations. They may also apply pressure to local, regional and national government officials to take actions which are adverse to Denison’s operations. Such actions could have an adverse effect on Denison’s ability to produce and sell its products, and on its financial position and results.
Aboriginal Title and Consultation Issues
First Nations and Métis title claims as well as related consultation issues may impact Denison’s ability and that of its joint venture partners to pursue exploration, development and mining at its Saskatchewan properties. Pursuant to historical treaties, First Nations bands in Northern Saskatchewan ceded title to most traditional lands but continue to assert title to the minerals within the lands. Managing relations with the local native bands is a matter of paramount importance to Denison. There may be no assurance however that title claims as well as related consultation issues will not arise on or with respect to the Company’s properties.
Credit Risk
Denison’s sales of uranium and vanadium products and its environmental services expose Denison to the risk of non-payment. Denison manages this risk by monitoring the credit worthiness of its customers and requiring pre-payment or other forms of payment security from customers with an unacceptable level of credit risk.
Although Denison seeks to manage its credit risk exposure, there can be no assurance that Denison will be successful, and it is possible that some of Denison’s customers could fail to pay for the uranium or vanadium purchased or the environmental services provided.
Currency Fluctuations
Most of Denison’s revenue is denominated in U.S. dollars; however, its operating costs are incurred in the currencies of the United States, Canada, Mongolia and Zambia. Consequently, changes in the relative value of the different currencies affect Denison’s earnings and cash flows.

Capital Intensive Industry; Uncertainty of Funding
The exploration and development of mineral properties and the ongoing operation of mines requires a substantial amount of capital and may depend on Denison’s ability to obtain financing through joint ventures, debt financing, equity financing or other means. General market conditions, volatile uranium and vanadium markets, a claim against the Company, a significant disruption to the Company’s business or operations or other factors may make it difficult to secure financing necessary for the expansion of mining activities or to take advantage of opportunities for acquisitions. There is no assurance that the Company will be successful in obtaining required financing as and when needed on acceptable terms.
Dependence on Key Personnel and Qualified and Experienced Employees
Denison’s success will largely depend on the efforts and abilities of certain senior officers and key employees. Certain of these individuals have significant experience in the uranium industry. The number of individuals with significant experience in this industry is small. While Denison does not foresee any reason why such officers and key employees will not remain with Denison, if for any reason they do not, Denison could be adversely affected. Denison has not purchased key man life insurance for any of these individuals.
Denison’s success will also depend on the availability of qualified and experienced employees to work in Denison’s operations and Denison’s ability to attract and retain such employees. The number of individuals with relevant mining and operational experience in this industry is small.
Disclosure and Internal Controls
Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to a company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of reporting, including financial reporting and financial statement preparation.
Potential Influence of KEPCO
As at the date hereof, KEPCO holds indirectly a large shareholding in Denison and is contractually entitled to Board representation. Provided KEPCO holds over 15% of the Common Shares, it is entitled to nominate two directors for election to the Board at any shareholder meeting, and as long as it holds between 5% and 15% of the Common Shares, it will be entitled to appoint one director.
KEPCO’s shareholding level gives it significant influence on decisions to be made by shareholders of Denison, and its right to nominate directors may give KEPCO significant influence on decisions made by Denison’s Board. Although KEPCO’s director nominees will be subject to duties under the OBCA to act in the best interests of Denison as a whole, KEPCO’s director nominees are likely to be employees of KEPCO and may give special attention to KEPCO’s interests as an indirect shareholder. The interests of KEPCO as an indirect shareholder of Denison may not always be consistent with the interests of Denison’s other shareholders, including, as a result of, its business relationship with Denison.
The KEPCO SRA also includes provisions that will provide KEPCO with a right of first offer for certain asset sales and the right to be approached to participate in certain potential acquisitions. The right of first offer and participation right of KEPCO may negatively affect Denison’s ability or willingness to entertain certain business opportunities, or the attractiveness of Denison as a potential party for certain business transactions. KEPCO’s large shareholding block may also make Denison less attractive to third parties considering an acquisition of Denison if those third parties are not able to negotiate terms with KEPCO to support such an acquisition.

Conflicts of Interest
Some of the directors of Denison are also directors of other companies that are similarly engaged in the business of acquiring, exploring and developing natural resource properties. Such associations may give rise to conflicts of interest from time to time. In particular, one of the consequences will be that corporate opportunities presented to a director of Denison may be offered to another company or companies with which the director is associated, and may not be presented or made available to Denison. The directors of Denison are required by law to act honestly and in good faith with a view to the best interests of Denison, to disclose any interest which they may have in any project or opportunity of Denison, and to abstain from voting on such matter. Conflicts of interest that arise will be subject to and governed by the procedures prescribed in the Company’s Code of Ethics and by the OBCA.
Reliance on ARC as Operator
As ARC is the operator and majority owner of the McClean Lake and Midwest properties in Saskatchewan, Canada, Denison is and will be, to a certain extent, dependent on ARC for the nature and timing of activities related to these properties and may be unable to direct or control such activities.
Labour Relations
Both the McClean Lake mill and the Midwest properties employ unionized workers who work under collective agreements. ARC, as the operator of both of these projects, is responsible for all dealings with unionized employees. ARC may not be successful in its attempts to renegotiate the collective agreements, which may impact mill and mining operations. Any lengthy work stoppages may have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.
Indemnities
As part of a reorganization in 2004, DMI acquired from Denison Energy all of Denison Energy’s mining and environmental services assets and agreed to assume all debts, liabilities and obligations relating to such assets before the date of the reorganization. In addition, DMI agreed to provide certain indemnities in favour of Denison Energy for certain claims and losses relating to matters with respect to Denison Energy’s mining business prior to the date of the arrangement, to breaches by DMI of certain of its agreements, covenants, representations and warranties in the agreements governing such reorganization, and to damages caused by breaches by DMI of its representations and warranties in certain agreements related to such arrangement. Denison cannot predict the outcome or the ultimate impact of any legal or regulatory proceeding against Denison or affecting the business of Denison and cannot predict the potential liabilities associated with the indemnities provided in favour of Denison Energy. Consequently, there can be no assurance that the legal or regulatory proceedings referred to in this AIF or any such proceedings that may arise in the future will be resolved without a material adverse effect on the business, financial condition, results of operation or cash flows of Denison.
Description of Securities
Common Shares
The holders of Common Shares are entitled to receive notice of, and to one vote per share at, every meeting of shareholders of Denison, to receive such dividends as the Board of Directors declares and to share equally in the assets of Denison remaining upon the liquidation, dissolution or winding up of Denison after the creditors of Denison have been satisfied. As of December 31, 2010, Denison had an aggregate of 366,200,665 Common Shares issued and outstanding. As at the date hereof, Denison had an aggregate of 384,660,915 Common Shares issued and outstanding. The Common Shares trade on the TSX under the symbol “DML” and on the NYSE Amex under the symbol “DNN”.

Warrants
On March 1, 2006, DMI issued 2,225,000 common share purchase warrants (the “Warrants”) with a five year term. As part of the Denison Arrangement, the Company agreed to assume the obligations relating to the Warrants and to issue Common Shares to holders upon exercise. Accordingly, effective December 1, 2006, each Warrant entitled the holder to acquire 2.88 Common Shares at a price of Cdn$30.00. Except as stated, no other terms of the Warrants were changed.
The Warrants were listed on the TSX and traded under the symbol “DEN.WT.A”. As at December 31, 2010, an aggregate of 2,225,000 Warrants were outstanding. On March 1, 2011, the Warrants expired. No Warrants were exercised prior to their expiry.
Dividend Policy
Holders of Common Shares are entitled to receive dividends if, as and when declared by the Board of Directors. The directors have adopted a policy of dedicating cash flow to reinvestment in the business of the Company. Accordingly, no dividends have been declared to date. Further, the Company is restricted from paying dividends under its Credit Agreement.
Market for Securities
Price Range and Trading Volume of Securities
The following table sets forth certain trading information for the months indicated in respect of the Common Shares as reported by the TSX (according to Bloomberg):

Month	Price Range (Cdn$)	Trading Volume
2010
January	$1.32 – $1.71	33,320,436
February	$1.31 – $1.56	8,619,357
March	$1.37 – $1.69	13,816,815
April	$1.46 – $1.78	25,390,565
May	$1.28 – $1.65	15,041,244
June	$1.25 – $1.44	7,579,687
July	$1.15 – $1.67	26,722,633
August	$1.40 – $1.60	10,135,853
September	$1.45 – $1.83	19,944,065
October	$1.68 – $2.28	47,259,881
November	$2.16 – $3.38	102,704,555
December	$3.13 – $3.65	80,520,341
The following table sets forth certain trading information for the months indicated in respect of the Warrants from as reported by the TSX (according to Bloomberg):

Month	Price Range (Cdn$)	Trading Volume
2010
January	$0.16 – $0.285	42,300
February	$0.24 – $0.26	5,400
March	$0.105 – $0.185	62,100
April	$0.11 – $0.165	33,600
May	$0.11 – $0.15	13,300
June	No trading	No trading
July	$0.10 – $0.16	38,470
August	$0.10 – $0.14	23,900
September	$0.10	8,500
October	$0.08 – $0.085	12,000
November	$0.08 – $0.21	323,450
December	$0.02 – $0.08	612,995

Directors and Officers
Directors
The following table sets out the names and the provinces and countries of residence of each of the directors of Denison as of the date hereof, their respective positions and offices held with Denison and their principal occupations during the five preceding years. The following table also identifies the members of each committee of the Board of Directors.

Name and Province and
Country of Residence	Principal Occupation and Employment for Past Five Years	Director Since(1)

Joo-ok Chang (4) Seoul, Korea	Vice President of KEPCO, an international electric power company, commencing in 2009; prior: Director and General Manager of Korea East-West Power Co., Ltd., from 2004-2008.	2009

John H. Craig, (2) Ontario, Canada	Lead Director of the Board of the Company; Lawyer, Partner, Cassels Brock & Blackwell LLP, a business and litigation law firm based in Ontario.	1997

W. Robert Dengler(3, 4, 6) Ontario, Canada	Corporate Director, commencing in 2006; prior: Vice-Chairman and Director of Dynatec Corporation in 2005; President and Chief Executive Officer of Dynatec Corporation.	2006

Brian D. Edgar(2, 5, 7) British Columbia, Canada	President and Chief Executive Officer of Metalline Mining Company, a publicly-held resource company based in British Columbia, commencing in 2010: prior: President and Chief Executive Officer of Dome Ventures Corporation, previously a publicly-held resource company based in British Columbia, commencing in 2005.	2005

Ron F. Hochstein(4) British Columbia, Canada	President and Chief Executive Officer of the Company, commencing 2009; director of the Company since 2000; prior: President and Chief Operating Officer of the Company from 2006-2009; President and Chief Executive Officer and Director of the Company from 2000 — 2006.	2000

Tae-Wan Kim Seoul, Korea	Director of the Power Generation Department of Korea Hydro and Nuclear Power Co. Ltd. (“KHNP”), a subsidiary of KEPCO, commencing in December 2008; prior: General Manager of KHNP’s Ulchin Nuclear Power Plant from 1995 — 2008.	2010

Lukas H. Lundin(3) British Columbia, Canada	Chairman of the Board of the Company; Mining Executive.	1997

William A. Rand(3, 5) British Columbia, Canada	Director of Rand Edgar Investment Corp., a private investment company based in British Columbia.	1997

Catherine J. G. Stefan(2, 5, 8) Ontario, Canada	President, Stefan & Associates, a consulting firm based in Ontario.	2006

Notes:

(1)	The term of office of each of the directors of Denison will expire at the Annual General Meeting of the shareholders to be held on May 12, 2011.

(2)	Member, Corporate Governance and Nominating Committee

(3)	Member, Compensation Committee

(4)	Member, Environment, Health and Safety Committee

(5)	Member, Audit Committee

(6)	Chair, Compensation Committee and Environment Health and Safety Committee

(7)	Chair, Corporate Governance and Nominating Committee

(8)	Chair, Audit Committee
Executive Officers
The following table sets out the names and the provinces or states and countries of residence of each of the executive officers of Denison as of the date hereof, their respective positions and offices held with Denison and their principal occupations during the five preceding years. Mr. Hochstein, the President and Chief Executive Officer of the Company, is discussed under “Directors” above.

Name and Province and
Country of Residence	Position with Denison and Employment for Past Five Years

James R. Anderson Ontario, Canada	Executive Vice President and Chief Financial Officer commencing in 2006; prior: Executive Vice President and Chief Financial Officer of DMI from 2004 — 2006.

Philip G. Buck Colorado, U.S.A.	Vice President, Mining commencing in January, 2008; prior: General Manager, Canada Dynatec Corporation from 2006 — 2008; Area Manager of Dynatec Corporation from 2003 — 2005.

Donald C. Campbell Ontario, Canada	Vice President, Commercial, commencing in 2006; prior: Vice President, Marketing and Special Projects of DMI from 2004 — 2006.

David C. Frydenlund Colorado, U.S.A.	Vice-President, U.S. Legal and Regulatory Affairs and Corporate Secretary commencing 2010; prior: Vice-President, U.S. Legal and Regulatory Affairs and Assistant Corporate Secretary from 2006 — 2009; Vice-President and General Counsel and Corporate Secretary of the Company from 1997 — 2006.

William C. Kerr Ontario, Canada	Vice-President, Exploration commencing 2006; prior: Vice-President Exploration and Development for DMI in 2006; Director, Resources for DMI from 2004 — 2006.

Harold R. Roberts Colorado, U.S.A.	Executive Vice President, U.S. Operations commencing 2006; prior: Vice President, Corporate Development of International Uranium (USA) Corporation from 2005 — 2006.

Curt D. Steel Connecticut, U.S.A.	Vice President, Sales and Marketing commencing in 2008; prior: Senior Trader, NUKEM Inc. from 1998 — 2007.
The directors and executive officers of Denison, as a group, beneficially own, or control or direct, directly or indirectly, 2,617,542 Common Shares or less than one percent of the Common Shares of Denison as of the date of this AIF. No single director or officer beneficially owns or controls or directs, directly or indirectly, one percent or more of the Common Shares as of the date of this AIF. The information as to Common Shares beneficially owned or directed by the directors and officers, not being within the knowledge of the Company, has been furnished by each such individual.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions
To the knowledge of the Company, other than as referred to below, no director or officer of the Company, and no shareholder holding a sufficient number of securities of Denison to affect materially the control of Denison:
(a)	is, as at the date of this AIF, or has, within the previous ten year period, been a director or executive officer of a company (including Denison) that:
(i)
was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued (A) while that person was acting in such capacity or (B) after that person ceased to act in such capacity but which resulted from an event that accrued while that person was acting in that capacity; or

(ii)
became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets (A) while that person was acting in such capacity or (B) within a year of that person ceasing to act in such capacity, or

(b)
has, within the previous ten year period, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold such person’s assets; or

(c)
is, or has been, subject to any penalties or sanctions (i) imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in making an investment decision.

Messrs. Rand and Edgar were directors of New West Energy Services Inc. (TSX-V) when, on September 5, 2006, a cease trade order was issued by the British Columbia Securities Commission against that company for its failure to file financial statements within the prescribed time. The default was rectified and the order was rescinded on November 9, 2006. Mr. Rand is still a director of the company, while Mr. Edgar resigned in August 2009.
Conflicts of Interest
Some of Denison’s directors are also directors and officers of other natural resource companies and, consequently, there exists the possibility for such directors and officers to be in a position of conflict relating to any future transactions or relationships between the Company or common third parties. However, the Company is unaware of any such pending or existing conflicts between these parties. Any decision made by any of such directors and officers involving the Company are made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies and their obligations to act in the best interests of Denison’s shareholders. In addition, each of the directors of the Company discloses and refrains from voting on any matter in which such director may have a conflict of interest.
None of the present directors or senior officers of the Company, and no associate or affiliate of any of them, has any material interest in any transaction of the Company or in any proposed transaction which has materially affected or will materially affect the Company except as described herein.

During the 12-month period ending December 31, 2010, the Company incurred management and administrative service fees of $82,000 with a company owned by Mr. Lukas Lundin, the Chairman of the Company, which provides investor relations, office premises, secretarial and other services in Vancouver. No amounts were due to this company as of December 31, 2010.
In December, the independent directors of the Board approved a donation by Denison of $658,000 to Lundin for Africa (“LFA”), a not-for-profit organization with a common director. LFA has programs in Zambia and Mongolia, as well as other countries. At December 31, 2010, an amount of $658,000 was due to LFA. This donation has since been made.
Two of Denison’s directors, Messrs. Chang and Kim, are employed by KEPCO. Through its corporate holdings, KEPCO is a significant shareholder of the Company, with approximately 15.08% of the outstanding Common Shares as of the date hereof. In addition, KEPCO has a strategic relationship with the Company which may present a conflict of interest for Mr. Chang or Mr. Kim. The KEPCO SRA provides KEPCO with a right of first offer for certain asset sales and the right to be approached to participate in certain potential acquisitions being considered by Denison. While the Company is not aware of a pending or existing conflict of interest with Mr. Chang or Mr. Kim as of the date hereof, the interests of KEPCO as shareholder of Denison and KEPCO’s business relationships with Denison may place Mr. Chang or Mr. Kim in a position of conflict as directors of the Company in the future.
Standing Committees
The Audit Committee
Overview
The audit committee of the Company’s Board of Directors is principally responsible for:
•
recommending to the Company’s Board of Directors the external auditor to be nominated for election by the Company’s shareholders at each annual general meeting and negotiating the compensation of such external auditor;

•	overseeing the work of the external auditor;
•
reviewing the Company’s annual and interim financial statements, management’s discussion and analysis (“MD&A”) in respect thereof and press releases regarding earnings before they are reviewed and approved by the Board of Directors and publicly disseminated by the Company; and

•	reviewing the Company’s financial reporting procedures for the Company’s public disclosure of financial information extracted or derived from its financial statements.
Audit Committee Mandate/Terms of Reference
The Company’s Board of Directors has adopted an audit committee mandate/terms of reference (the “Mandate”) which sets out the Audit Committee’s mandate, organization, powers and responsibilities. The complete Mandate is attached as Schedule A to this AIF.

Composition of the Audit Committee
Below are the details of each Audit Committee member, including his or her name, whether she or he is independent and financially literate as such terms are defined under National Instrument 52-110 - Audit Committees of the Canadian Securities Administrators (“NI 52-110”) and his or her education and experience as it relates to the performance of his or her duties as an Audit Committee member. All three audit committee members have “financial expertise” within the meaning of the U.S. Sarbanes-Oxley Act of 2002, as amended, and are financially literate under NI 52-110. The qualifications and independence of each member is discussed below and in the Company’s Management Information Circular dated March 16, 2011 (the “Circular”), a copy of which is available on the Company’s profile on the SEDAR website at www.sedar.com.

Education & Experience Relevant to
Member Name	Independent(1)	Financially Literate(2)	Performance of Audit Committee Duties

Brian D. Edgar	Yes	Yes	•	Law degree, with extensive corporate finance experience
			•	Held position of President and Chief Executive Officer of a public company from 2005 to current.
			•	Has served on audit committees of a number of public companies

William A. Rand	Yes	Yes	•	B.Comm (Accounting)
			•	Two law degrees, with extensive corporate finance experience
			•	Has served on audit committees of a number of public companies

Catherine J.G. Stefan, Chair of the Audit Committee	Yes	Yes	• • •	Chartered Accountant (ICAO)
B.Comm
Held position of Chief Operating Officer, O&Y Properties Inc., President of Stefan & Associates and Executive Vice-President of Bramalea Group, Chair, Tax Committee of the Canadian Institute of Public Real Estate Companies (CIPREC).

(1)	Independent within the meaning of NI 52-110.

(2)
To be considered financially literate, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Audit Committee Oversight
Since the commencement of the Company’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an internal auditor which was not adopted by the Company’s Board of Directors.
Pre-Approval Policies and Procedures
The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in Section D of the Mandate.

External Auditor Service Fees (By Category)
The following table discloses the fees billed to the Company by its external auditor, PricewaterhouseCoopers LLP, during the last two fiscal years. Services were billed and paid in Canadian dollars and have been translated into U.S. dollars using an average annual exchange rate of: $1.030 for 2010 and $1.1420 for 2009. The Company’s external auditor was also the auditor for DMI prior to the Denison Arrangement.

Financial Year		Audit Related
Ending	Audit Fees(1)	Fees (2)	Tax Fees(3)	All Other Fees(4)
December 31, 2009	$419,360	$117,259	$118,035	$266,454
December 31, 2010	$506,238	$142,689	$28,075	$158,010

Notes:

(1)	The aggregate fees billed for audit services.

(2)
The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the Audit Fees column. Fees relate to reviews of interim consolidated financial statements and internal controls over financial reporting.

(3)	The aggregate fees billed for tax compliance, tax advice, and tax planning services, such as transfer pricing, tax return preparation and, for 2009, tax advice on the terminated Northern acquisition.

(4)
The aggregate fees billed for professional services other than those listed in the other three columns. For 2010, “All Other Fees” relates to the Company’s equity financing during the year and work in connection with the adoption of International Financial Reporting Standards. For 2009, “All Other Fees” relates to the Company’s equity financings during the year, the terminated Northern acquisition and work in connection with the adoption of International Financial Reporting Standards.

Other Board Committees
The Board currently has three other standing committees in addition to the Audit Committee, namely the Corporate Governance and Nominating Committee, the Compensation Committee and the Environment, Health and Safety Committee. Each standing committee of the Board operates according to its mandate, which is approved by the Board and sets out the committee’s duties and responsibilities. A discussion of each committee and its composition can be found in the Circular.
Corporate Governance
As a Canadian reporting issuer with its Common Shares listed on the TSX, Denison has in place a system of corporate governance practices which is responsive to applicable Canadian requirements, including National Policy 58-201 — Corporate Governance Guidelines of the Canadian Securities Administrators (the “Guidelines”). Denison’s corporate governance practices meet or exceed the Guidelines and all other applicable Canadian requirements. Reference is made to the Statement of Corporate Governance Practice in the Circular, which contains a description of the Company’s system of corporate governance practices with reference to the Guidelines.
Denison is classified as a foreign private issuer under U.S. securities law and its Common Shares are listed on NYSE Amex. Pursuant to the rules of the NYSE Amex (the “NYSE Rules”), a foreign private issuer is permitted to follow home country practice except with respect to certain rules, with which Denison complies. As required by the NYSE Rules, Denison has disclosed a brief summary of the significant ways in which Denison’s corporate governance practices differ from those required to be followed by U.S. domestic issuers under the NYSE’s listing standards on its web site at www.denisonmines.com.
Legal and Regulatory Proceedings
Except as described below, the Company is not currently a party to, nor was it a party to during the last financial year, and none of the Company’s property is or was the subject of, any material legal proceedings, and the Company knows of no such legal proceedings that are contemplated. However, from time to time, the Company may become party to routine litigation incidental to its business. DMI has provided certain indemnities in favour of Denison Energy against any future liabilities it may incur related to the assets and liabilities transferred to DMI on March 8, 2004.

Arizona 1 Licence Challenge
On November 16, 2009, as amended on February 1, 2010, the Center for Biological Diversity, Grand Canyon Trust, Sierra Club, Kaibab Band of Paiute Indians and Havasupai Tribe (the “Plaintiffs”) filed a lawsuit against the U.S. Secretary of the Interior and BLM (together, the “Defendants”) in the U.S. District Court seeking an order declaring that the Defendants have violated environmental laws in relation to the Company’s Arizona 1 mine, by not requiring a new Plan of Operations in connection with the start of mining activities. The Plaintiffs are also claiming that, if a new Plan of Operations is not required, the Defendants failed to conduct a review of potential environmental impacts from the mine since the existing Plan of Operations for the mine was approved by BLM in 1988. The Plaintiffs further claim that all required permits have not been obtained for the mine under the Clean Air Act, and that, as a result, BLM failed to take all actions necessary to prevent unnecessary degradation of the public lands. The Plaintiffs are seeking an order declaring that the Defendants have violated these environmental laws in relation to the Arizona 1 mine, and an injunction directing operations to cease and stopping the Defendants from authorizing or allowing any further mining or exploration operations at the Arizona 1 mine until BLM complies with all applicable laws. On February 8, 2010 the Defendants filed an Answer to the Plaintiffs’ complaint denying the foregoing allegations. Denison has been added as an intervener in this lawsuit, and believes that each of these allegations is without legal merit; is not supported by the administrative record; and should be dismissed.
On April 19, 2010, the Plaintiffs filed a motion for a preliminary injunction to shut down operations at the mine pending a decision on the merits of the case. A hearing on the motion for an injunction was held on June 11, 2010, and on June 17, 2010 the judge denied the Plaintiffs’ request for preliminary injunctive relief. On July 12, 2010, the Plaintiffs appealed the ruling on the preliminary injunction to the Ninth Circuit Court of Appeals, and on July 14, 2010 filed another motion for preliminary injunction, pending appeal. That motion was denied by the judge on August 11, 2010. On August 16, 2010 the Plaintiff’s filed an emergency motion for an injunction pending appeal in the Court of Appeals. On August 31, 2010, a two-judge panel denied that motion. The appeal to the Court of Appeals of the district judge’s original ruling denying the preliminary injunction was heard on January 14, 2011 and a decision of the Court of Appeals is pending at this time. The original case is ongoing. If the Plaintiffs are successful on the appeal or on the merits, the Company may be required to stop mining activities at the Arizona 1 mine pending resolution of this matter. Any required stoppage of mining could have a significant adverse impact on the Company.
McClean Lake CNSC Licence Challenge
On August 6, 2009, ARG filed an Application for Judicial Review of the decision to renew the McClean Lake CNSC licence with the Canadian Federal Court. The ARG is comprised of the Athabasca Denesuline First Nations of Fond du Lac, Black Lake and Hatchet Lake and the provincial communities of Camsell Portage, Uranium City, Stony Rapids and Wollaston Lake. ARG is challenging the legality of the renewed licence primarily on the basis of issues related to the Federal and Provincial government’s duty to consult with aboriginal people. The initial hearing on this matter was held on June 8, 2010 and the judge issued his decision in September 2010, dismissing the application. ARG has launched an appeal of this decision. Since the mill is currently on standby, operations are not expected to be affected as a result of the legal proceedings; however, an adverse decision by the court could have an impact on the timing of the Company’s future production.

EPA Findings
In August 2009, ADEQ issued an air quality permit that authorized the restart and operation of the Arizona 1 mine. Despite this authorization by ADEQ and a previous authorization of construction and operation of the mine by the EPA in 1988, the EPA has alleged that a new EPA approval is required at this time, notwithstanding the ADEQ permit. On May 3, 2010, the EPA issued a Finding of Violation to Denison alleging non-compliance with the provisions of the Clean Air Act for not obtaining this second EPA approval and associated matters. The EPA and Denison are currently in discussions to settle this administrative action, which may involve the payment of a stipulated penalty.
On August 17, 2010, the EPA issued a Notice of Violation under the Clean Air Act, citing four violations of the National Emission Standards for Hazardous Air Pollutants for underground uranium mines, relating to operations at Denison’s La Sal mines complex in Utah in 2009. Those violations were for alleged failure to obtain prior approval from the EPA for the radon monitoring method used at the site, for some gaps in data collection and reporting, and for allegedly exceeding the emission standards at certain receptors using the prescribed air dispersion model. Denison has applied to the EPA for approval to continue to use the radon monitoring method at the site, which is the same method used historically by the uranium mining industry. Similarly Denison does not believe the prescribed air dispersion model is sophisticated enough to accurately calculate potential doses from radon to nearby receptors at the La Sal mines, given the complex terrain and other factors at the site, and has applied to the EPA for approval to use a more sophisticated air dispersion model. The Clean Air Act provides that, when a person is in violation of certain provisions of the Act, the EPA may issue an administrative penalty, issue an order requiring compliance with the requirements, or bring a civil action, among other remedies. Administrative penalties can be based on the number of days of violation, the size of the business, the economic benefit of non-compliance, the seriousness of the violation and other factors, and can be significant. The EPA has not issued an order or brought civil enforcement action at this time.
Pandora Challenge
On July 29, 2010, Uranium Watch, Living Rivers and Center for Water Advocacy (the “Pandora Plaintiffs”) filed a lawsuit against the U.S. Forest Service (“USFS”) and the Forest Supervisor for the Manti-La Sal National Forest (together, the “Pandora Defendants”) seeking an order declaring that the Pandora Defendants have violated environmental laws in relation to the Company’s Pandora mine, by not requiring an Environmental Assessment or Environmental Impact Statement under the National Environmental Policy Act (“NEPA”) in connection with the USFS’s approval of Plans of Operation authorizing the Company to construct two vent holes and drill 16 uranium exploration holes at the mine. The Pandora Plaintiffs are seeking an order declaring that the Pandora Defendants have violated NEPA and vacating the USFS’ approval of the Plans of Operation for these two projects, and enjoining the USFS from allowing the projects to proceed pending full compliance with the law. The Pandora Plaintiffs also filed a motion for a temporary restraining order and preliminary injunction against the commencement of the projects. Denison has been added as an intervener in this lawsuit. A hearing on the motion for a preliminary injunction was held on September 2, 2010, and on September 14, 2010 the judge denied the Pandora Plaintiff’s request for preliminary injunctive relief. The original case is ongoing. At this time, all of the exploration holes have been drilled and one of the two vent holes has been installed.
Interest Of Management And Others In Material Transactions
Other than as disclosed in this AIF, no director or executive officer of Denison, no person or company that beneficially owns, controls or directs, indirectly or directly, more than 10% of the Common Shares, and no associate or affiliate of any of them, has or has had, within the three most recently completed financial years or during the current financial year, any material interest in any transaction which materially affects or is reasonably expected to materially affect Denison.

Registrar And Transfer Agent
Computershare Investor Services Inc. acts as the registrar and transfer agent for the Common Shares. The address for Computershare Investor Services Inc. is 100 University Avenue, 9th Floor, Toronto, ON, M5J 2Y1, Canada, and the telephone number is 1-800-564-6253.
Material Contracts
Reference is made to the material contracts which have been filed by Denison with the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com.
Below are the particulars of each contract, other than those entered into in the ordinary course of business, that is material to Denison and that was entered into between January 1, 2010 and December 31, 2010 or was entered into before those dates but is still in effect. No disclosure is made regarding any contract that was entered into before January 1, 2002.
1.
The Reclamation Funding Agreement made as of the 21st day of December 1995 among DML, Her Majesty the Queen in Right of Canada (the “Government of Canada”) and Her Majesty the Queen in Right of the Province of Ontario (the “Government of Ontario”) as amended by the Amending Agreement made as of the 11th day of April 1997 among DML, the Government of Canada and the Government of Ontario and as further amended by the Amending Agreement made as of the 25th day of February 1999 among DML, the Government of Canada and the Government of Ontario and further amended by an Assignment and Novation Agreement made as of the 29th day of December, 2003 among Denison Energy, the Company, the Government of Canada and the Government of Ontario.

According to the Reclamation Funding Agreement, the Company is required to maintain funds in an Environmental Trust sufficient for the succeeding six years of the estimated reclamation and on-going care and monitoring expenditures for the Company’s closed Elliot Lake mining facility.

2.	The Arrangement Agreement dated as of September 18, 2006, as amended and restated as of October 16, 2006, with effect as and from September 18, 2006, among DMI, IUC and IUC Subco.

According to the Arrangement Agreement, IUC, DMI and IUC Subco completed the Denison Arrangement pursuant to which DMI and IUC Subco amalgamated, and each shareholder of DMI received 2.88 Common Shares of IUC for each share of DMI held. In addition, pursuant to the Arrangement Agreement, IUC filed Articles of Amendment to change IUC’s name to “Denison Mines Corp.”.

3.	The Credit Facility dated as of June 30, 2008, as amended as of December 31, 2008 and December 31, 2009.

According to the Credit Facility, as amended, The Bank of Nova Scotia has agreed to provide Denison with a $60,000,000 revolving term credit facility. The Credit Facility is repayable in full on June 30, 2011. The borrower under the Credit Facility is DMI and the Company has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and the Midwest projects. In addition, each of the Company’s material U.S. subsidiaries has provided an unlimited full recourse guarantee secured by a pledge of all of its shares and a first priority security interest in all of its present and future personal property. The Company is required to maintain certain financial covenants on a consolidated basis.

4.	The KEPCO SRA made as of June 15, 2009 among the Company, KEPCO and KEPCO Canada Uranium Investment Limited Partnership.

The KEPCO SRA provides for a long-term collaborative business relationship between the parties. Under the KEPCO SRA, Denison has agreed to nominate for election to Denison’s Board at any shareholder meeting at which directors are to be elected, two persons designated by KEPCO as long as KEPCO holds at least 15% of the outstanding Common Shares, and one person if KEPCO’s shareholding percentage drops below 15% of the outstanding Common Shares but stays above 5%. The KEPCO SRA also provides that if Denison intends to sell an interest in certain of its substantial assets, it will first notify KEPCO of each such proposed sale and provide KEPCO with a 30-day right of first offer to allow KEPCO to purchase the interest in the asset that Denison proposes to sell. The KEPCO SRA provides that Denison will allow KEPCO to participate in potential purchases of certain assets, including a mill facility, a producing mine or a mineral resource for which a production feasibility study has been completed, which Denison plans to pursue with a co-investor. KEPCO’s ability to purchase will not be available where Denison and KEPCO cannot agree on terms within a reasonable time or where their involvement would adversely affect Denison’s ability to pursue an investment opportunity. The right of first offer and co-investment rights are subject to pre-existing contractual commitments and do not apply to certain pre-existing transactions. KEPCO is also entitled to subscribe for additional Common Shares in order to maintain or increase its shareholding percentage in Denison to thresholds which are relevant to its rights under the KEPCO SRA and KEPCO Offtake Agreement, in circumstances where Denison completes a public offering or broadly distributed private placement to raise proceeds of greater than Cdn$10 million. Denison is entitled to terminate the KEPCO SRA if KEPCO’s shareholding percentage in Denison drops below 5% and stays below 5% for 60 days following delivery of a notice to that effect by Denison to KEPCO.

5.
The Underwriting Agreement dated March 1, 2011 among Denison and GMP Securities L.P., Cormark Securities Inc., Scotia Capital Inc., Dundee Securities Ltd. and Raymond James Ltd. (collectively, the “Underwriters”).

Pursuant to the terms of the Underwriting Agreement, Denison sold to the Underwriters on March 15, 2011, a total of 18,300,000 Common Shares at a price of Cdn$3.55 per share for total consideration of Cdn$64,965,000, and Denison paid the Underwriters a fee of Cdn$0.1775 per Common Share. The Underwriting Agreement contains customary representations, warranties, covenants and indemnification rights.

Names And Interests Of Experts
The Company’s independent auditors are PricewaterhouseCoopers LLP, Chartered Accountants, Licensed Public Accountants, who have issued an independent auditors’ report dated March 10, 2011 in respect of Denison’s consolidated financial statements as at December 31, 2010 and 2009 and for each of the years ended 2010 and 2009 and the Company’s internal control over financial reporting as at December 31, 2010. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and has complied with the SEC’s rules on auditor independence.
William C. Kerr, Vice-President Exploration of Denison, who is a “qualified person” within the meaning of this term in NI 43-101, has prepared sections of this AIF that are of a scientific or technical nature pertaining to the Company’s mineral projects in Canada and Zambia. To the knowledge of Denison, William C. Kerr is the registered or beneficial owner, directly or indirectly, of less than one percent of the outstanding Common Shares.
Terry V. Wetz, Director of Project Development of Denison, who is a “qualified person” within the meaning of this term in NI 43-101, has prepared sections of this AIF that are of a scientific or technical nature pertaining to the Company’s mineral projects in the United States and Mongolia. To the knowledge of Denison, Terry V. Wetz is the registered or beneficial owner, directly or indirectly, of less than one percent of the outstanding Common Shares.
Scott Wilson RPA, now RPA Inc., which was retained to independently review and audit the mineral reserves and mineral resources in accordance with the requirements of NI 43-101, prepared the following technical reports:
•	Arizona Strip Technical Report dated February 26, 2007 by David A. Ross, P.Geo. and Thomas C. Pool, P.E.;

•	Elliot Lake Report dated June 29, 2007 by Lawrence B. Cochrane, Ph.D., P.Eng. and Leo R. Hwozdyk, P.Eng.;

•	The 2007 Mongolia Report dated February 27, 2007 by Thomas C. Pool, P.E. and Neil N. Gow, P.Geo.;

•	Henry Mountains Technical Report September 9, 2006 by Thomas C. Pool, P.E.;

•	McClean Technical Report dated November 21, 2005 as amended on February 16, 2006 by Richard E. Routledge, M.Sc., P.Geo. and James W. Hendry, P.Eng.;

•	McClean North Technical Report January 31, 2007 by Richard E. Routledge, M.Sc., P.Geo.;

•	Sue D Report dated March 31, 2006 by Richard E Routledge, M.Sc., P.Geo. and James W. Hendry, P.Eng.;

•	Midwest Technical Report dated June 1, 2005, as amended on February 14, 2006 by Richard E. Routledge, M.Sc., P.Geo., James W. Hendry, P.Eng. and Luke Evans, M.Sc., P.Eng.;

•	Tony M Report dated March 19, 2009 by Douglas H. Underhill, Ph.D., C.P.G. and William Roscoe, Ph.D., P.Eng.; and

•	EZ Complex Report dated June 24, 2009 by David A. Ross, P.Geo. and Christopher Moreton, Ph.D., P.Geo.

•	The 2011 Mongolia Report dated March 23, 2011 by Hrayr Agnerian, M.Sc. (Applied), P. Geo. and William E. Roscoe, Ph.D., P.Eng.

The Midwest A Technical Report dated January 31, 2008 was prepared by Michel Dagbert, P.Eng. of Geostat, which was retained to independently review and audit the mineral reserves in accordance with the requirements of NI 43-101.
The Mutanga Technical Report dated March 19, 2009 was prepared by Malcolm Titley, B.Sc. (Geology and Chemistry), MAusIMM, MAIG, of CSA Global, which was retained to independently review and audit the mineral reserves and mineral resources in accordance with the requirements of NI 43-101.
The Phoenix Report dated November 17, 2010 was prepared by Gilles Arseneau, Ph.D., P.Geo. and Cliff Revering, P.Eng. of SRK, which was retained to independently review and audit the mineral resources in accordance with the requirements of NI 43-101.
All of the authors of the technical reports noted above are independent of Denison. To the knowledge of Denison as of the date hereof, the partners, employees and consultants of each of RPA Inc. (formerly Scott Wilson RPA), Geostat, CSA Global and SRK who participated in the preparation of the aforementioned reports, or who were in a position to influence the outcome of such reports and each of RPA Inc., Geostat, CSA Global and SRK are the registered or beneficial owner, directly or indirectly, of less than one percent of the outstanding Common Shares.
Additional Information
Additional information regarding the Company is available on the SEDAR website at www.sedar.com. Further information concerning the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Circular for the Annual General Meeting of Shareholders to be held on May 12, 2011. Additional financial information is provided in the Company’s audited consolidated financial statements and MD&A for the financial year ended December 31, 2010.
A copy of this AIF, as well as the Circular and such other information and documentation that the Company makes available via SEDAR, can be found at www.sedar.com. In addition, certain of this information is distributed to shareholders in connection with Denison’s Annual General Meeting of Shareholders. The Company will provide any of the foregoing documents subject to its rights to require people who are not security holders of the Company to pay a reasonable charge. Copies of these documents may be obtained by writing to:
Denison Mines Corp.
Atrium on Bay
Suite 402
595 Bay Street
Toronto, Ontario
M5G 2C2
Telephone: (416) 979-1991 Ext. 251
Facsimile: (416) 979-5893
Email: info@denisonmines.com

Exhibit 1 — Organizational Structure
as at december 31, 2010

Schedule A
Denison Mines Corp.
Audit Committee Mandate and Charter
A. Composition of the Committee
(1)
The Board shall appoint annually from among its members at the first meeting of the Board following the annual meeting of the shareholders a committee to be known as the Audit Committee (the “Committee”) to be composed of three (3) directors or such other number not less than three (3) as the Board may from time to time determine.

(2)
Any member of the Committee may be removed or replaced at any time by the Board. Any member of the Committee ceasing to be a director or ceasing to qualify under A(3) below shall cease to be a member of the Committee. Subject to the foregoing, each member of the Committee shall hold office as such until the next annual appointment of members to the Committee after his or her election. Any vacancy occurring in the Committee shall be filled at the next meeting of the Board.

(3)	Each member of the Committee shall:
(a)	be a member of the Board;

(b)	not be an officer or employee of the Company or any of its affiliates;

(c)	be an unrelated director as defined in the Toronto Stock Exchange (the “TSX”) Corporate Governance Guidelines (“TSX Guidelines”) as the same may be amended from time to time;

(d)
satisfy the independence requirements applicable to members of audit committees under each of Multilateral Instrument 52-110 — Audit Committees of the Canadian Securities Administrators (“M1 52-110”), Rule 10A-3(b)(1)(ii) of the United States Securities and Exchange Commission, and any other applicable laws and regulations, as the same may be amended from time to time (with the TSX Guidelines, “Applicable Laws”); and

(e)	satisfy the financial literacy requirements prescribed by Applicable Laws.
(4)	A majority of the Committee shall constitute a quorum.

(5)	The Committee shall elect annually a chairperson from among its members.
B. Purpose
(1)	The Committee’s purpose is to assist the Board in its supervision of the management of the business and affairs of the Company through oversight of:
(a)	the integrity of the Company’s financial statements, Management’s Discussion and Analysis (“MD&A”) and other financial reporting;

(b)	the integrity of the Company’s internal control and management information systems;

(c)
the Company’s compliance with all applicable laws, rules, regulations, policies and other requirements of governments, regulatory agencies and stock exchanges relating to accounting matters and financial disclosure;

(d)	the auditor’s qualifications and activities;

(e)	communication among the auditor, management and the Board; and

(f)	such other matters as are determined by the Board from time to time.
C. Committee Resources
(1)	The Committee shall have direct channels of communication with the Company’s auditor to discuss and review specific issues as appropriate.

(2)
The Committee, or any member of the Committee with the approval of the Committee, may retain at the expense of the Company such independent legal, accounting (other than the auditor) or other advisors on such terms as the Committee may consider appropriate and shall not be required to obtain the approval of the Board in order to retain or compensate any such advisors.

(3)	The Committee shall have unrestricted access to Company personnel and documents and shall be provided with all necessary funding and other resources to carry out its responsibilities;
D. Committee Responsibilities
(1)	The responsibilities of the Committee shall be to:

(a)	with respect to financial accounting matters:
(i)
review with management and the external auditors the annual consolidated financial statements, MD&A and press release announcing annual financial results of operations before making recommendations to the Board relating to approval of such documents;

(ii)
review with management and the external auditors interim financial statements, MD&A and press release announcing interim financial results of operations before making recommendations to the Board relating to approval of such documents;

(iii)
review and discuss with management and the external auditors all public disclosure documents containing audited or unaudited financial information including: any Prospectus; the Annual Report; interim unaudited reports; the Annual Information Form; Management Information Circular, and any material change report pertaining to the Company’s financial matters. The Committee will review the consistency of the foregoing documents with facts, estimates or judgments contained in the audited or unaudited financial statements;

(iv)
satisfy itself that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements, other than the Company’s financial statements, MD&A and earnings press releases, and shall periodically assess the adequacy of those procedures;

(v)
prior to the completion of the annual audit, and at any other time deemed advisable by the Committee, review and discuss with management and the auditor the quality of the Company’s accounting policies and financial statement presentation, including, without limitation, the following:

1.
all critical accounting policies and practices to be used, including, without limitation, the reasons why certain estimates or policies are or are not considered critical and how current and anticipated future events may impact those determinations as well as an assessment of any proposed modifications by the auditors that were not made;

2.	all alternative accounting treatments for policies and practices that have been discussed by management and the auditors; and

3.
other material written communications between the auditor and management, including, without limitation, any management letter, schedule of unadjusted differences, the management representation letter, report on internal controls, as well as the engagement letter and the independence letter;

(vi)	review annually the accounting principles and practices followed by the Company and any changes in the same as they occur;

(vii)
review new accounting principles of the Canadian Institute of Chartered Accountants and the Financial Accounting Standards Board which would have a significant impact on the Company’s financial reporting as reported to the Committee by management;

(viii)	review the status of material contingent liabilities as reported to the Committee by management;

(ix)	review potentially significant tax problems as reported to the Committee by management; and

(x)	review any errors or omissions in the current or prior year’s financial statements which appear material as reported to the Committee by management;
(b)	with respect to the external auditors:
(i)
be directly responsible for the appointment, compensation, retention, termination and oversight of the work of the auditor (including, without limitation, resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or services for the Company;

(ii)	approve, prior to the auditor’s audit, the auditor’s audit plan (including, without limitation, staffing), the scope of the auditor’s review and all related fees;

(iii)
satisfy itself as to the independence of the auditor. The Committee shall pre-approve any non-audit services (including, without limitation, fees therefor) provided to the Company or its subsidiaries by the auditor or any auditor of any such subsidiary and shall consider whether these services are compatible with the auditor’s independence, including, without limitation, the nature and scope of the specific non-audit services to be performed and whether the audit process would require the auditor to review any advice rendered by the auditor in connection with the provision of non-audit services. The Committee shall not allow the auditor to render any non-audit services to the Company or its subsidiaries that are prohibited by Applicable Law;

(iv)	review and approve the Company’s policies concerning the hiring of employees and former employees of the Company’s auditor or former auditor.
(c)	with respect to internal controls:
(i)	oversee management’s design, testing and implementation of the Company’s internal controls and management information systems and review the adequacy and effectiveness thereof.
(d)	with respect to concerns and complaints:
(i)	establish procedures for:
1.	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

2.	the confidential, anonymous submission by employees of the Company of concern regarding questionable accounting or auditing matters.
(e)	with respect to ethics:
(i)
The Committee shall be responsible for oversight and enforcement of the Code of Ethics for the Chief Executive Officer, Senior Financial Officers and Other Officers of the Company, subject to the supervision of the Board.

(f)	with respect to general audit matters:
(i)	inquire of management and the external auditors as to any activities that may or may not appear to be illegal or unethical;

(ii)	review with management, the operations analyst and the external auditors any frauds reported to the Audit Committee;

(iii)	review with the external auditors the adequacy of staffing for accounting and financial responsibilities; and

(iv)	report and make recommendations to the Board as the Committee considers appropriate.

(2)	In addition, the Board may refer to the Committee such matters and questions relating to the Company as the Board may from time to time see fit;

(3)	Any member of the Committee may require the auditors to attend any or every meeting of the Committee.
E. Meetings
(1)
The times of and the places where meetings of the Audit Committee shall be held and the calling of and procedure at such meetings shall be determined from time to time by the Committee, provided however that the Committee shall meet at least quarterly, and the Committee shall maintain minutes or other records of its meetings and activities. Notice of every such meeting to be given in writing not less than five (5) days prior to the date fixed for the meeting, and shall be given to the auditors of the Company, that the auditors shall be entitled to attend and be heard thereat. Meetings shall be convened whenever requested by the auditors, the operations analyst or any member of the Audit Committee in accordance with the Ontario Business Corporations Act.

(2)
As part of each meeting of the Committee at which it recommends that the Board approve the financial statements of the Company, and at such other times as the Committee deems appropriate, the Committee shall meet separately with the auditor to discuss and review specific issues as appropriate.

F. Evaluation of Charter and Mandate
(1)	On at least an annual basis, the Committee shall review and assess the adequacy of this Charter and Mandate and recommend any proposed changes to the Board of Directors.

(2)	All prior resolutions of the Board relating to the constitution and responsibilities of the Audit Committee are hereby repealed.

Schedule B
Glossary of Technical Terms
Note: The terms related to mineral resources and mineral reserves presented herein are as defined in “CIM DEFINITION STANDARDS on Mineral Resources and Mineral Reserves” prepared by the CIM Standing Committee on Reserve Definitions, adapted by CIM Council, December 11, 2005.
eU3O8

This term refers to equivalent U3O8 grade derived by gamma logging of drill holes.
Historical Estimate

A historical estimate means an estimate of mineral reserves or mineral resources prepared prior to February 1, 2001.
Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes
Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
Mineral Reserve

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.
Mineral Resource

A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial materials in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Pre-Feasibility Study

A Pre-Feasibility Study is a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.
Probable Mineral Reserve

A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
Proven Mineral Reserve

A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.
Qualified Person

A ‘Qualified Person’ means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report and is a member or licensee in good standing of a professional association.
V2O5

Vanadium pentoxide. It is the form of vanadium produced at the White Mesa mill, often called blackflake.